

Received SEC

APR 2 8 2013

Washington, DC 20549

ANNUAL REPORT 2012

iStar Financial

REAL ESTATE FINANCE $1.86 BILLION

NET LEASING $1.34 BILLION

OPERATING PROPERTIES $1.17 BILLION

LAND $971 MILLION

TO OUR VALUED INVESTORS,

The year 2013 marks a turning point for our company. Having successfully stabilized the right side of our balance sheet through multiple capital market transactions and a lengthened maturity profile, iStar can now focus on deriving maximum value from its existing $6 billion portfolio, its multiple business platforms and its 20 years of experience across a large portion of the real estate marketplace.

During the past 12 months, we have worked to guide the market to the growing opportunities in our portfolio and to identify the strengths we can build on and the challenges still ahead. In this report, we highlight in each of our main business lines the strong foundation from which we can move forward, as well as the key opportunities yet to be realized on. Much progress has been made and we expect to make further progress throughout this year.

Our goal now must be to execute the plans developed to capture hidden value and unlock trapped returns in the current book—resolving NPLs, leasing up operating properties in transition and pushing our land portfolio to participate in the rapidly recovering housing environment. Progress has come quickly and tangibly in some areas, more slowly and more incrementally in others, but we are clearly heading in the right direction.

With greater capital flexibility, we can now also direct our efforts to new investments and to building new income streams. While we have been actively investing in the existing portfolio, the opportunity to begin creating value in new transactions is one the team has been eagerly awaiting. I think you can count on them to uncover interesting and attractively priced opportunities and to help get us in position to successfully reenter the market in a meaningful way.

My sincere thanks for your support and patience as we worked through this difficult period and for your continued interest in iStar as we position the company for stability and future growth.



Jay Sugarman
Chairman and Chief Executive Officer

REAL ESTATE FINANCE

$1.86 BILLION



Our real estate finance portfolio primarily consists of both senior and subordinated loans secured by commercial real estate assets. The credit quality of our performing loans improved throughout the year, as measured by our internal risk ratings. At year-end, these assets generated a weighted average yield of 7.5%. We intend to ramp up new investment originations during the coming year and will lean on our historical strengths in this area to find attractive opportunities.

We reduced the balance of our non-performing loans (NPLs) by $268 million during the year, however, the remaining NPLs continue to be a drag on earnings as they are not currently generating revenues. We expect progress throughout the year in continuing to resolve NPLs which will allow us to unlock trapped revenue potential.

PERFORMING LOANS

$1.36 Billion



STRENGTH

7.5%

YIELD

RAMPING UP
NEW INVESTMENT
ORIGINATIONS

NPLs

$503 Million



OPPORTUNITY

CONTINUE
TO RESOLVE NPLs IN
ORDER TO UNLOCK
TRAPPED REVENUE

REDUCED NPLs
BY $268 MILLION
IN 2012

NET LEASING

$1.34 BILLION

Our net leasing portfolio is primarily comprised of properties owned by iStar, which have in place long-term leases to single creditworthy tenants. Our leases typically provide for expenses at the facility to be paid by the tenant on a triple net lease basis. We generally intend to hold our net lease assets for long-term investment. We seek to target corporate customers with facilities that are mission-critical to their ongoing businesses. The portfolio is well-diversified by geography and property type, and with a weighted average remaining lease term of 12 years, it is a source of stable, long-term cash flow. Given current market conditions and the 10.3% yield generated by the occupied assets, we believe significant value exists in these assets above net book value.

SQUARE FEET
OCCUPIED

19,504,119



STRENGTH

95%

OCCUPIED

12

YEAR AVERAGE
LEASE TERM

10.3%

YIELD

SQUARE FEET
VACANT

1,063,610



OPPORTUNITY

CONTINUED
RENT AND
PORTFOLIO
GROWTH

OPERATING PROPERTIES

$1.17 BILLION

Our residential operating assets consist of luxury condominium projects across the U.S. Our strategy has been to complete unfinished developments, reposition and reintroduce the assets to the market, with a goal of selling out the projects at significantly improved economics. Our efforts in this area are delivering results, with $376 million in proceeds and $89 million of gains in 2012 from condo sales.

A similar strategy is being employed within the commercial operating portfolio. These properties represent a diverse pool of asset types, including office, retail, hotel and industrial. We are working to lease up these properties through a combination of creative asset management and capital infusions, and in the process realize their value potential by turning transitional real estate into stabilized real estate. By the end of 2012, we had stabilized 20% of our commercial operating properties to an average of 90% occupancy and a yield of 7.3%.

COMMERCIAL

$787 Million



20%

STABILIZED AT
90% OCCUPANCY

STRENGTH

$376 Million

CONDOS SOLD

$89 Million

OF GAINS
REALIZED IN 2012

OPPORTUNITY

80%

TO BE STABILIZED

55%

CURRENT OCCUPANCY

LAND

$971 MILLION

The challenging market conditions over the past few years have laid the groundwork for future opportunity in land development. Housing starts are coming off 60-year lows and demand is increasing across many markets. In combination with tightening supply, low interest rates and a growing population suggest the residential market could be on the verge of an attractive multiyear cycle.

Our land portfolio is comprised of master-planned community projects, infill/urban land and waterfront land parcels collectively entitled for 31,000 primarily residential units. With projects in key Sunbelt markets, including Southern California, Phoenix and Naples, we are focused on bringing more of these assets into production in 2013 and 2014 to begin generating positive earnings out of a portion of this segment.

IN DEVELOPMENT
OR PRE-DEVELOPMENT

$796 Million



STRENGTH

REPOSITIONED
ASSETS BEGINNING TO
RAMP UP SALES

OPPORTUNITY

CONTINUED
INVESTMENT AND
IMPROVING
MARKET CONDITIONS

IN PRODUCTION

$175 Million





REAL ESTATE FINANCE

ESCALA
SEATTLE, WA

Luxury 270 unit tower, located in the heart of downtown Seattle • In 2012, the project sold 81 units, and currently has 53 units remaining for sale • At the end of 2012, our remaining first-mortgage loan balance was $59 million, and has a current interest coupon of 8.0%



NET LEASING

UNIVERSAL TECHNICAL INSTITUTE
LISLE, IL

Tenant is the leading provider of post-secondary education for to-be professional automotive technicians • In 2012, UTI signed an 18-year lease for a new build-to-suit project to be developed by iStar • We are in the process of completing this $40 million campus and expect annual GAAP lease income to average $3.7 million



OPERATING PROPERTIES

VAN DYKE COMMONS
LUTZ, FL

Shopping center located in northern Tampa Bay submarket • Since the beginning of 2012, we have signed 10 leases with existing and new tenants, bringing occupancy to 100% • Recently sold for $30 million, representing a $5 million gain on book and more than 17% roundtrip levered IRR



LAND

MARINA PALMS
MIAMI, FL

Land parcel with 750 feet of pristine water frontage, desirable location and entitlements to build one million square feet of sellable residential space and over 100 wet marina slips • In 2012, we partnered with local developers to update design plans and begin sales efforts • Based on strong pre-sales to date, we currently expect construction to begin in 2013

FINANCIALS

Selected Financial Data	16
Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Quantitative and Qualitative Disclosures about Market Risk	32
Management's Report on Internal Control over Financial Reporting	33
Report of Independent Registered Public Accounting Firm	34
Consolidated Balance Sheets	35
Consolidated Statements of Operations	36
Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	37
Consolidated Statements of Changes in Equity	38
Consolidated Statements of Cash Flows	39
Notes to Consolidated Financial Statements	40
Performance Graph	74
Common Stock Price and Dividends (unaudited)	75
Directors and Officers	76
Corporate Information	77

SELECTED FINANCIAL DATA

The following table sets forth selected financial data on a consolidated historical basis for the Company. This information should be read in conjunction with the discussions set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Certain prior year amounts have been reclassified to conform to the 2012 presentation.

For the Years Ended December 31,		2012	2011	2010	2009	2008
(In thousands, except per share data and ratios)						
Operating Data:						
Operating lease income		**$ 219,019**	$ 198,478	$ 186,630	$ 186,082	$ 186,946
Interest income		**133,410**	226,871	364,094	557,809	947,661
Other income		**48,043**	39,720	50,733	32,442	100,292
Total revenue		**$ 400,472**	$ 465,069	$ 601,457	$ 776,333	$1,234,899
Interest expense		**$ 355,097**	$ 342,186	$ 313,766	$ 411,889	$ 615,533
Real estate expense		**151,827**	138,943	121,399	81,794	50,010
Depreciation and amortization		**69,350**	58,662	57,220	57,741	55,470
General and administrative		**80,856**	105,039	109,526	124,152	138,164
Provision for loan losses		**81,740**	46,412	331,487	1,255,357	1,029,322
Impairment of assets		**13,778**	13,239	12,809	114,117	303,611
Other expense		**17,266**	11,070	16,055	62,329	14,582
Total costs and expenses		**$ 769,914**	$ 715,551	$ 962,262	$ 2,107,379	$2,206,692
Income (loss) before earnings from equity method investments and other items		**$(369,442)**	$(250,482)	$(360,805)	$(1,331,046)	$ (971,793)
Gain (loss) on early extinguishment of debt, net		**(37,816)**	101,466	108,923	547,349	393,131
Earnings from equity method investments		**103,009**	95,091	51,908	5,298	286,754
Income (loss) from continuing operations before income taxes		**$(304,249)**	$ (53,925)	$(199,974)	$ (778,399)	$ (291,908)
Income tax (expense) benefit		**(8,445)**	4,719	(7,023)	(4,141)	(10,375)
Income (loss) from continuing operations		**$(312,694)**	$ (49,206)	$(206,997)	$ (782,540)	$ (302,283)
Income (loss) from discontinued operations		**(19,465)**	(7,318)	16,821	267	29,058
Gain from discontinued operations		**27,257**	25,110	270,382	12,426	91,458
Income from sales of residential property		**63,472**	5,721	–	–	–
Net income (loss)		**$(241,430)**	$ (25,693)	$ 80,206	$ (769,847)	$ (181,767)
Net (income) loss attributable to noncontrolling interests		**1,500**	3,629	(523)	1,071	(21,258)
Net income (loss) attributable to iStar Financial Inc.		**$(239,930)**	$ (22,064)	$ 79,683	$ (768,776)	$ (203,025)
Preferred dividends		**(42,320)**	(42,320)	(42,320)	(42,320)	(42,320)
Net (income) loss allocable to HPU holders and Participating Security holders[1]		**9,253**	1,997	(1,084)	22,526	2,855
Net income (loss) allocable to common shareholders		**$(272,997)**	$ (62,387)	$ 36,279	$ (788,570)	$ (242,490)
Per common share data[2]:						
Income (loss) attributable to iStar Financial Inc.	Basic	**$ (3.35)**	$ (0.89)	$ (2.60)	$ (8.00)	$ (2.75)
from continuing operations:	Diluted	**$ (3.35)**	$ (0.89)	$ (2.60)	$ (8.00)	$ (2.75)
Net income (loss) attributable	Basic	**$ (3.26)**	$ (0.70)	$ 0.39	$ (7.88)	$ (1.85)
to iStar Financial Inc.:	Diluted	**$ (3.26)**	$ (0.70)	$ 0.39	$ (7.88)	$ (1.85)
Per HPU share data[2]:						
Income (loss) attributable to iStar Financial Inc	Basic	**$ (633.94)**	$ (169.93)	$ (493.33)	$ (1,525.07)	$ (520.07)
from continuing operations:	Diluted	**$ (633.94)**	$ (169.93)	$ (493.33)	$ (1,525.07)	$ (520.07)
Net income (loss) attributable	Basic	**$ (616.87)**	$ (133.13)	$ 72.27	$ (1,501.73)	$ (349.87)
to iStar Financial Inc.:	Diluted	**$ (616.87)**	$ (133.13)	$ 72.27	$ (1,501.73)	$ (349.87)
Dividends declared per common share[3]		**$ –**	$ –	$ –	$ –	$ 1.74

For the Years Ended December 31,	2012	2011	2010	2009	2008
(In thousands, except per share data and ratios)					
Supplemental Data:					
Adjusted Income[4]	**$ (53,847)**	$ (3,316)	$ 360,525	$ 155,324	$ 842,049
Adjusted EBITDA	**$ 349,754**	$ 376,464	$ 767,663	$ 686,267	$1,592,422
Ratio of Adjusted EBITDA to interest expense and preferred dividends[4]	**0.9x**	1.0x	2.0x	1.3x	2.2x
Ratio of earnings to fixed charges[5][6]	–	–	–	–	–
Ratio of earnings to fixed charges and preferred dividends[5][6]	–	–	–	–	–
Weighted average common shares outstanding – basic	**83,742**	88,688	93,244	100,071	131,153
Weighted average common shares outstanding – diluted	**83,742**	88,688	93,244	100,071	131,153
Weighted average HPU shares outstanding – basic and diluted	**15**	15	15	15	15
Cash flows from:					
Operating activities	**$ (191,932)**	$ (28,577)	$ (45,883)	$ 77,795	$ 418,529
Investing activities	**$ 1,267,047**	$ 1,461,257	$ 3,738,823	$ 724,702	$ (27,943)
Financing activities	**$(1,175,597)**	$(1,580,719)	$(3,412,707)	$(1,074,402)	$ 1,444

As of December 31,	2012	2011	2010	2009	2008
(In thousands)					
Balance Sheet Data:					
Real estate, net	**$2,799,023**	$2,947,911	$2,642,038	$ 3,357,311	$ 3,103,310
Real estate available and held for sale	**$ 635,865**	$ 677,458	$ 746,081	$ 856,422	$ 242,505
Loans receivable, net	**$1,829,985**	$2,860,762	$4,587,352	$ 7,661,562	$10,586,644
Total assets	**$6,150,789**	$7,517,837	$9,174,154	$12,810,575	$15,296,748
Debt obligations, net	**$4,691,494**	$5,837,540	$7,345,433	$10,894,903	$12,486,404
Total equity	**$1,313,154**	$1,573,604	$1,694,659	$ 1,656,118	$ 2,446,662

Explanatory Notes:

(1) HPU holders are current and former Company employees who purchased high performance common stock units under the Company's High Performance Unit Program. Participating Security holders are Company employees and directors who hold unvested restricted stock units, restricted stock awards and common stock equivalents granted under the Company's Long Term Incentive Plans.

(2) See Note 13 of the Notes to Consolidated Financial Statements.

(3) The Company has not declared or paid a common dividend since the quarter ended June 30, 2008.

(4) Adjusted income and Adjusted EBITDA should be examined in conjunction with net income (loss) as shown in our Consolidated Statements of Operations. Adjusted income and Adjusted EBITDA should not be considered as an alternative to net income (loss) (determined in accordance with GAAP), as an indicator of our performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor are Adjusted income and Adjusted EBITDA indicative of funds available to fund our cash needs or available for distribution to shareholders. Rather, Adjusted income and Adjusted EBITDA are additional measures for us to use to analyze how our business is performing. It should be noted that our manner of calculating Adjusted income and Adjusted EBITDA may differ from the calculations of similarly-titled measures by other companies. See computation of Adjusted income and Adjusted EBITDA on page 36.

(5) This ratio of earnings to fixed charges is calculated in accordance with SEC Regulation S-K Item 503. The Company's unsecured debt securities have a fixed charge coverage covenant which is calculated differently in accordance with the terms of the agreements governing such securities.

(6) For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, earnings were not sufficient to cover fixed charges by $303,466, $68,784, $218,353, $757,283 and $276,951, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $345,786, $111,104, $260,673, $799,603 and $319,271, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are included with respect to, among other things, the Company's current business plan, business strategy, portfolio management, prospects and liquidity. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results or outcomes to differ materially from those contained in the forward-looking statements. Important factors that the Company believes might cause such differences are discussed in the section entitled, "Risk Factors" in Part I, Item 1a of iStar Financial's Form 10-K or otherwise accompany the forward-looking statements contained in this Annual Report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In assessing all forward-looking statements, readers are urged to read carefully all cautionary statements contained in this Annual Report. For purposes of this Management's Discussion and Analysis of Financial Condition and Results of Operations, the terms "we," "our" and "us" refer to iStar Financial Inc. and its consolidated subsidiaries, unless the context indicates otherwise.

This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity during the three-year period ended December 31, 2012. This discussion should be read in conjunction with our consolidated financial statements and related notes for the three-year period ended December 31, 2012 included elsewhere in this Annual Report. These historical financial statements may not be indicative of our future performance. We have reclassified certain items in our consolidated financial statements from prior years in order to conform to our current year presentation (see Note 2 of the Notes to Consolidated Financial Statements).

Introduction

iStar Financial Inc. is a fully-integrated finance and investment company focused on the commercial real estate industry. We provide custom-tailored investment capital to high-end private and corporate owners of real estate and invest directly across a range of real estate sectors. We are taxed as a real estate investment trust, or "REIT," and have invested more than $35 billion over the past two decades. Our primary business segments are real estate finance, net leasing, operating properties and land.

Our real estate finance portfolio is primarily comprised of senior and mezzanine real estate loans that may be either fixed-rate or variable-rate and are structured to meet the specific financing needs of borrowers. Our portfolio also includes senior and subordinated loans to corporations, particularly those engaged in real estate or real estate related businesses and may be either secured or unsecured. Our loan portfolio includes whole loans and loan participations.

Our net lease portfolio is primarily comprised of properties owned by us and leased to single creditworthy tenants where the properties are subject to long-term leases. Most of the leases provide for expenses at the facility to be paid by the tenant on a triple net lease basis. The properties in this portfolio are diversified by property type and geographic location.

Our operating properties portfolio is comprised of commercial and residential properties which represent a diverse pool of assets across a broad range of geographies and property types. We generally seek to reposition or redevelop these assets with the objective of maximizing their value through the infusion of capital and/or intensive asset management efforts. The commercial properties within this portfolio include office, retail and hotel properties. The residential properties within this portfolio are generally luxury condominium projects located in major U.S. cities where our strategy is to sell individual condominium units through retail distribution channels.

Our land portfolio primarily consists of 11 master planned community projects, seven urban infill land parcels and six waterfront land parcels located throughout the United States. Master planned communities represent large-scale residential projects that we intend to plan and/or develop and may sell through retail channels to home builders or in bulk. We currently have entitlements at these projects for more than 25,000 lots. Waterfront parcels are generally entitled for residential projects and urban infill parcels are generally entitled for mixed-use projects. We may develop these properties ourselves or sell to or partner with commercial real estate developers. These projects are currently entitled for approximately 6,000 residential units, and select projects include commercial, retail and office uses. As of December 31, 2012, we had four land projects in production, nine in development and 11 in the pre-development phase.

Executive Overview

2012 was a transitional year for the Company during which we made significant progress in strengthening our balance sheet and positioning the Company for the future. We executed several capital markets transactions that extended our debt maturities, including three senior notes issuances which marked our return to the unsecured debt markets for the first time since 2008. The rates associated with the financings that we completed in the latter half of the year, following an upgrade of the Company's corporate credit ratings, were materially lower than our earlier financings. Within our real estate and loan portfolios, our performing loans, net lease assets and residential condominium projects performed well, and we continued to make progress reducing the balance of our non-performing loans and enhancing the value of our commercial operating properties and land assets through the investment of capital and intensive asset management. We intend to continue these efforts, with the objective of having these assets contribute positively to earnings.

During 2012, we saw a meaningful contribution to earnings from our performing loans, net lease assets and sales of our residential operating properties. However, the performance of our commercial operating properties and nonperforming loans resulted in losses and our land assets incurred sizable carrying costs, which factors continue to negatively impact our earnings.

For the year ended December 31, 2012, we recorded a net loss allocable to common shareholders of $(273.0) million, compared to a loss of $(62.4) million in the prior year. Results for the current year included $35.2 million of expenses associated with three capital markets transactions. Results in the prior year included a $109.0 million gain associated with the redemption of the Company's 10% senior secured notes and $30.3 million of additional earnings from equity method investments associated with the sale of Oak Hill Advisors.

With respect to liquidity, during 2012, we generated $1.48 billion of proceeds from our portfolio and we raised approximately $3.51 billion through secured and unsecured debt capital markets transactions. We used the proceeds of these transactions to repay and/or refinance a significant portion of our debt that was due to mature before 2017, which should enable us to increase our investment originations beginning in 2013. As of December 31, 2012, we had $545.3 million of debt maturities due before December 31, 2013, with a majority of that amount due in October 2013. As of December 31, 2012, we had $256.3 million of cash on hand and in January 2013, we entered into a definitive agreement to sell our interest in LNR for approximate net proceeds of $220.0 million. Additionally, as of December 31, 2012, we had unencumbered assets with a carrying value of $3.01 billion. Our capital resources to meet debt maturities in the coming year include debt refinancings, proceeds from asset sales, loan repayments from borrowers and may include equity capital raising transactions.

Results of Operations for the Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

	2012	2011	$ Change	% Change
(in thousands)				
Operating lease income	**$ 219,019**	$198,478	$ 20,541	10%
Interest income	**133,410**	226,871	(93,461)	(41)%
Other income	**48,043**	39,720	8,323	21%
Total revenue	**$ 400,472**	$465,069	$ (64,597)	(10)%
Interest expense	**$ 355,097**	$342,186	$ 12,911	4%
Real estate expenses	**151,827**	138,943	12,884	9%
Depreciation and amortization	**69,350**	58,662	10,688	18%
General and administrative	**80,856**	105,039	(24,183)	(23)%
Provision for loan losses	**81,740**	46,412	35,328	76%
Impairment of assets	**13,778**	13,239	539	4%
Other expense	**17,266**	11,070	6,196	56%
Total costs and expenses	**$ 769,914**	$715,551	$ 54,363	8%
Gain (loss) on early extinguishment of debt, net	**$ (37,816)**	$101,466	$(139,282)	>100%
Earnings from equity method investments	**103,009**	95,091	7,918	8%
Income tax (expense) benefit	**(8,445)**	4,719	(13,164)	>100%
Income (loss) from discontinued operations	**(19,465)**	(7,318)	(12,147)	>100%
Gain from discontinued operations	**27,257**	25,110	2,147	9%
Income from sales of residential property	**63,472**	5,721	57,751	>100%
Net income (loss)	**$(241,430)**	$ (25,693)	$(215,737)	>100%

Revenue – Operating lease income increased to $219.0 million in 2012 and includes income from net lease assets and commercial operating properties. Operating lease income from net lease assets increased 3.3% to $152.0 million in 2012 from $147.2 million in 2011 primarily due to new leasing activity. As of December 31, 2012, net lease assets were 94.8% leased compared to 94.4% leased as of December 31, 2011. For the year ended December 31, 2012, the net lease portfolio generated a weighted average effective yield of 8.6% compared to 8.4% during the same period in 2011.

Operating lease income from commercial operating properties increased to $65.5 million in 2012 from $51.2 million in 2011. We acquired title to additional commercial operating properties at the end of 2011 and during 2012, which contributed $20.6 million in operating lease income for the year ended December 31, 2012. The impact of certain lease terminations offset this increase by $6.3 million year over year. As of December 31, 2012, commercial operating properties, excluding hotels, were 58.1% leased compared to 41.0% leased as of December 31, 2011.

Interest income declined primarily due to a decline in the average balance of performing loans to $1.67 billion for the year ended December 31, 2012 from $2.58 billion for the same period in 2011. The decrease in performing loans was primarily due to loan repayments as well as performing loans moving to non-performing status (see Risk Management below). For the year ended December 31, 2012, performing loans generated a weighted average effective yield of 7.5% as compared to 7.2% in 2011.

Other income primarily includes revenue related to hotel properties included in the operating property portfolio, which was $32.8 million in 2012 compared to $32.5 million in 2011. For the year ended December 31, 2012, other income also includes $8.6 million of loan income related to the prepayment and sales of loans as compared to $2.9 million for the year ended December 31, 2011.

Costs and expenses – Interest expense increased in 2012 primarily due to a higher weighted average cost of debt offset by a lower average outstanding balance. Our weighted average effective cost of debt increased to 6.5% for the year ended December 31, 2012 as compared to 5.3% during 2011, primarily due to the refinancing of existing debt in 2011 and the first half of 2012 at higher rates. With continued improvement in the capital markets and upgrades in our credit ratings achieved later in 2012, we refinanced one of our secured credit facilities and issued unsecured debt at rates which will reduce our weighted average cost of debt in future periods. The average outstanding balance of our debt declined to $5.49 billion for the year ended December 31, 2012 from $6.47 billion for the year ended December 31, 2011.

The increase in real estate expense year over year was primarily driven by additional properties that we took title to in 2012 and late 2011 through resolution of non-performing loans. Expenses for operating properties were $100.3 million in 2012 as compared to $92.0 million in 2011, which includes carrying costs on our residential operating properties totaling $26.5 million in 2012 and $24.4 million in 2011. Operating expenses for net lease assets declined slightly to $24.3 million in 2012 from $25.3 million in 2011. Carrying costs and other expenses on our

land assets increased to $27.3 million in 2012 from $21.6 million in 2011, primarily related to acquiring title to assets in resolution of non-performing loans as well as increased legal and consulting expenses. Depreciation and amortization increased in 2012 primarily due to the acquisition of additional operating properties in late 2011 and 2012.

General and administrative expenses decreased primarily due to lower stock-based compensation expense, lower payroll and employee related costs and decreased legal expenses. Stock-based compensation expense declined to $15.3 million in 2012 from $29.7 million in 2011, primarily resulting from the incremental expense in 2011 associated with the July 2011 modification of our restricted stock units originally awarded on December 19, 2008. Payroll and employee related costs declined due to staffing reductions, while legal expenses declined due to the settlement of litigation in June 2012 (see Item 3. Legal Proceedings in iStar Financial's Form 10-K).

Provisions for loan losses totaled $81.7 million during the year ended December 31, 2012 and included higher specific reserves on non-performing loans, offset by a reduction in the general reserve primarily due to a reduction in the balance of performing loans outstanding during the current year (see Risk Management below).

Impairment of assets for the year ended December 31, 2012 resulted primarily from changes in business strategy for certain assets and consisted of $27.7 million on operating properties and $7.7 million on net lease assets. Of these amounts, $22.6 million of impairments related to real estate assets held for sale or sold and were therefore included in discontinued operations for the year ended December 31, 2012. For the year ended December 31, 2011, we recorded impairments of $22.4 million related to operating properties which resulted from changing market conditions and changes in business strategy for certain assets. Of this amount, $9.1 million relates to real estate assets held for sale or sold and therefore, were included in discontinued operations for the year ended December 31, 2011.

Other expense for the year ended December 31, 2012 increased primarily due to $8.1 million of third party expenses incurred in connection with the refinancing of our 2011 Secured Credit Facilities with our October Credit Facility (see Liquidity and Capital Resources below).

Gain on early extinguishment of debt, net – During the year ended December 31, 2012, net losses on the early extinguishment of debt included a $14.9 million prepayment fee on the early redemption of our 8.625% Senior Unsecured Notes due in June 2013 as well as $12.1 million related to the accelerated amortization of discounts and fees in connection with the refinancing of our 2011 Secured Credit Facilities in October of 2012 (see Liquidity and Capital Resources below). We also recorded $13.8 million of losses in 2012 related to the accelerated amortization of discounts and fees in connection with amortization payments that we made on our 2011 and 2012 Secured Credit Facilities. These losses were partially offset by gains on the repurchases of unsecured notes during 2012.

During the same period in 2011, we fully redeemed the $312.3 million remaining principal balance of our 10% senior secured notes due June 2014 which resulted in a $109.0 million gain on early extinguishment of debt primarily related to the recognition of deferred gain that resulted from a previous debt exchange. This was offset by losses on extinguishment of debt related to the accelerated amortization of discounts and fees in connection with amortization payments that we made on our secured credit facilities, including the A-1 Tranche of the 2011 Secured Credit Facilities.

Earnings from equity method investments – Earnings from equity method investments increased during the year ended December 31, 2012, primarily due to $26.0 million of equity in earnings recognized from income from sales of residential property units recorded by one of our real estate equity investments. Earnings from certain of our other strategic investments increased due to better overall market performance. These increases were partially offset by the impact of the sale of Oak Hill Advisors, L.P. and related entities in October 2011, which contributed $38.4 million to earnings, including a pre-tax gain of $30.3 million during the year ended December 31, 2011.

Income tax (expense) benefit – Income taxes are primarily generated by assets held in our taxable REIT subsidiaries ("TRS's"), and increased to an expense of $8.4 million in 2012 versus a benefit of $4.7 million in 2011. During the year ended December 31, 2012, TRS entities generated taxable income of $42.2 million, which was partially offset by the utilization of net operating loss carryforwards, resulting in current tax expense of $8.4 million. For the year ended December 31, 2011, TRS entities generated taxable income of $75.8 million, including the gain on the sale of our Oak Hill investments. This income was partially offset by the utilization of net operating loss carryforwards that reduced our current tax expense to $9.0 million for the year. The current tax expense was partially offset by a $13.7 million non-cash deferred tax benefit that resulted from the reversal of a deferred tax liability related to a difference in investment basis for our Oak Hill investments that were sold in October of 2011.

Discontinued operations – During the year ended December 31, 2012, we sold net lease assets with a carrying value of $115.5 million and recorded gains of $27.3 million. During the year ended December 31, 2011, we realized a $22.2 million gain from discontinued operations previously deferred as part of the June 2010 sale of 32 net lease assets.

Income (loss) from discontinued operations includes operating results from net lease assets and commercial operating properties held for sale or sold as of December 31, 2012. For the years ended December 31, 2012 and 2011, income (loss) from discontinued operations includes impairment of assets of $22.6 million and $9.1 million, respectively.

Income from sales of residential property – During the year ended December 31, 2012 and 2011, we sold condominium units for total net proceeds of $319.3 million and $154.0 million, respectively, that resulted in income from sales of residential properties totaling $63.5 million and $5.7 million, respectively.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

(in thousands)	2011	2010	$ Change	% Change
Operating lease income	$198,478	$186,630	$ 11,848	6%
Interest income	226,871	364,094	(137,223)	(38)%
Other income	39,720	50,733	(11,013)	(22)%
Total revenue	$465,069	$601,457	$(136,388)	(23)%
Interest expense	$342,186	$313,766	$ 28,420	9%
Real estate expense	138,943	121,399	17,544	14%
Depreciation and amortization	58,662	57,220	1,442	3%
General and administrative	105,039	109,526	(4,487)	(4)%
Provision for loan losses	46,412	331,487	(285,075)	(86)%
Impairment of assets	13,239	12,809	430	3%
Other expense	11,070	16,055	(4,985)	(31)%
Total costs and expenses	$715,551	$962,262	$(246,711)	(26)%
Gain on early extinguishment of debt, net	$101,466	$108,923	$(7,457)	(7)%
Earnings from equity method investments	95,091	51,908	43,183	83%
Income tax (expense) benefit	4,719	(7,023)	11,742	>100%
Income (loss) from discontinued operations	(7,318)	16,821	(24,139)	>100%
Gain from discontinued operations	25,110	270,382	(245,272)	(91)%
Income from sales of residential property	5,721	-	5,721	100%
Net income (loss)	$ (25,693)	$ 80,206	$(105,899)	>100%

Revenue - Operating lease income increased to $198.5 million in 2011 and includes income from our net lease assets and commercial operating properties. Operating lease income from net lease assets remained consistent at $147.2 million compared to $147.0 million in 2010. As of December 31, 2011, net lease assets were 94.4% leased compared to 91.0% leased as of December 31, 2010. For the year ended December 31, 2011, total net lease assets generated a weighted average effective yield of 8.4% compared to 8.3% during the same period in 2010.

Operating lease income from commercial operating properties increased to $51.2 million in 2011 from $39.2 million in 2010. We acquired title to additional commercial operating properties in resolution of non-performing loans during 2011 and late in 2010, which contributed $10.0 million in operating lease income for the year ended December 31, 2011. The remaining increase relates to new leasing activity at various commercial operating properties.

Interest income declined primarily due to a decrease in the average balance of performing loans to $2.58 billion for the year ended December 31, 2011 from $3.92 billion for 2010. The decrease in performing loans was primarily due to loan repayments as well as performing loans moving to non-performing status (see Risk Management below). For the year ended December 31, 2011, performing loans generated a weighted average effective yield of 7.2% as compared to 7.9% in 2010. The decrease was partially offset by $26.3 million of interest income recorded during the year ended December 31, 2011, related to certain non-performing loans that were resolved, including interest not previously recorded due to the loans being on non-accrual status.

Other income primarily includes revenue related to hotel properties included in the operating property portfolio, which was $32.5 million in 2011 compared to $32.3 million in 2010. For the year ended December 31, 2011, other income also includes $2.9 million of loan income related to the prepayment and sales of loans as compared to $13.8 million for the year ended December 31, 2010.

Costs and expenses - Interest expense increased primarily due to higher interest rates on our Secured Credit Facility entered into during 2011, partially offset by lower average outstanding borrowings. Our weighted average effective cost of debt increased to 5.3% for the year ended December 31, 2011 as compared to 3.7% during 2010. The average outstanding balance of our debt declined to $6.47 billion for the year ended December 31, 2011 from $9.28 billion for the year ended December 31, 2010.

The increase in real estate expenses year over year was primarily driven by additional operating properties that we took title to in 2011 and late 2010 through resolution of non-performing loans. Expenses for operating properties were $92.0 million in 2011 as compared to $84.5 million in 2010, which includes carrying costs on our residential properties totaling $24.4 million in 2011 and $26.1 million in 2010. Operating expenses for net lease assets increased to $25.3 million in 2011 from $21.9 million in 2010 primarily related to provisions for uncollectable tenant receivables. Carrying costs and other expenses on our land assets increased to $21.6 million in 2011 from $15.1 million in 2010, primarily related to additional consulting, legal and maintenance costs. Depreciation and amortization increased in 2011 primarily due to the acquisition of operating properties in late 2011 and 2010.

General and administrative expenses decreased primarily due to lower payroll and employee related costs from both staffing reductions and reduced annual cash compensation offset by additional stock-based compensation expense resulting from the modification of our December 19, 2008 restricted stock units. Excluding stock-based compensation expense, general and administrative expense declined by $14.8 million or 16.5% from the prior year.

Our total costs and expenses were impacted most significantly by lower provisions for loan losses. The decline in our provisions for loan losses primarily resulted from fewer loans moving to non-performing status and a lower overall balance of non-performing loans during the year ended December 31, 2011 as compared to 2010. Additionally, repayments and sales of performing loans resulted in a lower portfolio balance leading to a reduction in the required general loan loss reserve.

For the years ended December 31, 2011 and 2010, impairments on real estate assets resulted from changes in market conditions and changes in business strategy. In 2011, $22.4 million of impairments were recorded related to operating properties and of this amount, $9.1 million related to real estate assets held for sale or sold and were therefore included in discontinued operations. In 2010, we recorded $19.1 million of impairments on operating properties and $4.2 million on net lease assets. Of these amounts, $9.6 million related to real estate assets held for sale or sold and were therefore included in discontinued operations.

Other expense decreased primarily due to lower legal fees and other unreimbursed expenses incurred relating to non-performing loans.

Gain (loss) on early extinguishment of debt, net – During the year ended December 31, 2011, we fully redeemed the $312.3 million remaining principal balance of our 10% senior secured notes due June 2014, which resulted in a $109.0 million gain on early extinguishment of debt. This was offset by losses on extinguishment of debt related to the accelerated amortization of deferred fees and debt discount resulting from amortization payments made on our secured credit facilities, including the Tranche A-1 facility.

During the same period in 2010, we retired $633.0 million par value of our senior secured and unsecured notes and we redeemed $282.3 million of senior secured notes. Together, these transactions resulted in an aggregate gain on early extinguishment of debt of $131.0 million. These gains were offset by $22.1 million of losses resulting from the acceleration of unamortized deferred fees and debt discount in connection with the prepayments of our $1.0 billion First Priority Credit Agreement, which was due to mature in 2012, and our $947.9 million non-recourse secured term loan and another secured term loan that were collateralized by net lease assets we sold during the period.

Earnings from equity method investments – The increase in earnings from equity method investments was primarily attributable to the sale of our interests in Oak Hill Advisors, L.P. and related entities as well as a full year of earnings from our investment in LNR. In October 2011, we sold a substantial portion of our interests in Oak Hill Advisors, L.P. and related entities and recorded a pre-tax gain of $30.3 million. Prior to the sale in October of 2011, we recorded $8.5 million of earnings from our investments in the Oak Hill entities that were sold during the year ended December 31, 2011. We also recorded a full year of earnings from our investment in LNR, which was $52.1 million higher than our partial year earnings in the prior year when the investment was made. During the year ended December 31, 2011, our share of earnings from LNR included $19.2 million of nonrecurring income from the settlement of tax liabilities. These increases in earnings were partially offset by losses and lower returns recorded by certain of our strategic investments, primarily due to weaker market performance as compared to 2010.

Income tax (expense) benefit – The income tax benefit recorded during the year ended December 31, 2011 was comprised of $13.7 million of deferred tax benefit offset by $9.0 million of current tax expense related to taxable income generated by assets held in our TRS's. TRS entities generated taxable income of $75.8 million for the year ended December 31, 2011, including the gain on the sale of our investment in Oak Hill Advisors L.P. This income was partially offset by the utilization of net operating loss carryforwards that reduced our current tax expense to $9.0 million for the year. The $13.7 million non-cash deferred tax benefit was due to the reversal of a deferred tax liability related to a difference in investment basis for our Oak Hill investments that were sold in October of 2011.

Discontinued operations – During the year ended December 31, 2011, we sold net lease assets with an aggregate carrying value of $34.4 million resulting in a net gain of $2.9 million. In 2011, we also resolved a contingent obligation related to the 2010 portfolio sale of 32 net lease assets, resulting in a gain of $22.2 million. During the same period in 2010, we sold net lease assets, including a portfolio of 32 net lease assets, and recognized an aggregate initial gain of $270.4 million.

Income (loss) from discontinued operations includes operating results from net lease assets and commercial operating properties held for sale or sold as of December 31, 2012. For the years ended December 31, 2011 and 2010, income (loss) from discontinued operations includes impairment of assets of $9.1 million and $9.6 million, respectively.

Income from sales of residential property – During the year ended December 31, 2011 we sold condominium units for total net proceeds of $154.0 million that resulted in income from sales of residential properties totaling $5.7 million.

Adjusted Income and Adjusted EBITDA

In addition to net income (loss), we use Adjusted income and Adjusted EBITDA to measure our operating performance. Adjusted income represents net income (loss) allocable to common shareholders, prior to the effect of depreciation and amortization, provision for loan losses, impairment of assets, stock-based compensation expense,

and the non-cash portion of gain (loss) on early extinguishment of debt. Adjusted EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization, provision for loan losses, impairment of assets and stock-based compensation expense, less the non-cash portion of gain (loss) on early extinguishment of debt.

We believe Adjusted income and Adjusted EBITDA are useful measures to consider, in addition to net income (loss), as they may help investors evaluate our core operating performance prior to certain non-cash items.

Adjusted income and Adjusted EBITDA should be examined in conjunction with net income (loss) as shown in our Consolidated Statements of Operations. Adjusted income and Adjusted EBITDA should not be considered as an alternative to net income (loss) (determined in accordance with GAAP), as an indicator of our performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor are Adjusted income and Adjusted EBITDA indicative of funds available to fund our cash needs or available for distribution to shareholders. Rather, Adjusted income and Adjusted EBITDA are additional measures for us to use to analyze how our business is performing. It should be noted that our manner of calculating Adjusted income and Adjusted EBITDA may differ from the calculations of similarly-titled measures by other companies.

For the Years Ended December 31,	2012	2011	2010	2009	2008
(in thousands)					
Adjusted income					
Net income (loss) allocable to common shareholders	**$(272,997)**	$ (62,387)	$ 36,279	$ (788,570)	$ (242,490)
Add: Depreciation and amortization[1]	**70,786**	63,928	70,786	98,238	102,745
Add: Provision for loan losses	**81,740**	46,412	331,487	1,255,357	1,029,322
Add: Impairment of assets[2]	**36,354**	22,386	22,381	141,018	334,830
Add: Stock-based compensation expense	**15,293**	29,702	19,355	23,593	23,542
Less: (Gain) loss on early extinguishment of debt, net[3]	**22,405**	(101,466)	(110,075)	(547,349)	(393,131)
Less: HPU/Participating Security allocation	**(7,428)**	(1,891)	(9,688)	(26,963)	(12,769)
Adjusted income (loss) allocable to common shareholders	**$ (53,847)**	$ (3,316)	$ 360,525	$ 155,324	$ 842,049

Explanatory Notes:

(1) For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, depreciation and amortization includes $1,436, $5,266, $13,566, $41,547 and $45,973, respectively, of depreciation and amortization reclassified to discontinued operations.

(2) For the years ended December 31, 2012, 2011, 2010, 2009 and 2008 impairment of assets includes $22,576, $9,147, $9,572, $26,901 and $31,219, of impairment of assets reclassified to discontinued operations.

(3) For the years ended December 31, 2012 and 2010, (Gain) loss on early extinguishment of debt excludes the portion of losses paid in cash of $15,411 and $1,152, respectively.

For the Years Ended December 31,	2012	2011	2010	2009	2008
(in thousands)					
Adjusted EBITDA					
Net income (loss)	**$(241,430)**	$ (25,693)	$ 80,206	$ (769,847)	$ (181,767)
Add: Interest expense[1]	**356,161**	345,914	346,500	481,116	666,706
Add: Income tax expense	**8,445**	(4,719)	7,023	4,141	10,375
Add: Depreciation and amortization[2]	**70,786**	63,928	70,786	98,238	102,745
EBITDA	**$ 193,962**	$ 379,430	$ 504,515	$ (186,352)	$ 598,059
Add: Provision for loan losses	**81,740**	46,412	331,487	1,255,357	1,029,322
Add: Impairment of assets[3]	**36,354**	22,386	22,381	141,018	334,830
Add: Stock-based compensation expense	**15,293**	29,702	19,355	23,593	23,542
Less: (Gain) loss on early extinguishment of debt, net[4]	**22,405**	(101,466)	(110,075)	(547,349)	(393,131)
Adjusted EBITDA[5]	**$ 349,754**	$ 376,464	$ 767,663	$ 686,267	$1,592,622

Explanatory Notes:

(1) For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, interest expense includes $1,064, $3,728, $32,734, $69,227 and $51,173, respectively, of interest expense reclassified to discontinued operations.

(2) For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, depreciation and amortization includes $1,436, $5,266, $13,566, $41,547 and $45,973, respectively, of depreciation and amortization reclassified to discontinued operations.

(3) For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, impairment of assets includes $22,576, $9,147, $9,572, $26,901 and $31,219 of impairment of assets reclassified to discontinued operations.

(4) For the years ended December 31, 2012 and 2010, (Gain) loss on early extinguishment of debt excludes the portion of losses paid in cash of $15,411 and $1,152, respectively.

(5) Prior period presentation has been restated to conform to current year presentation.

Risk Management

Loan credit statistics – The table below summarizes our non-performing loans, watch list loans and the reserves for loan losses associated with our loans ($ in thousands):

As of December 31,	2012	2011
Non-performing loans		
Carrying value[1]	**$503,112**	$771,196
As a percentage of total carrying value of loans	**27.5%**	27.1%
Watch list loans		
Carrying value	**$ 44,350**	$136,006
As a percentage of total carrying value of loans	**2.4%**	4.8%
Reserve for loan losses		
Total reserve for loan losses	**$524,499**	$646,624
As a percentage of total loans before loan loss reserves	**22.3%**	18.5%
Non-performing loan asset-specific reserves for loan losses	**$476,140**	$557,129
As a percentage of gross carrying value of non-performing loans	**48.6%**	41.9%

Explanatory Note:

(1) As of December 31, 2012 and 2011, carrying values of non-performing loans are net of asset-specific reserves for loan losses of $476.1 million and $557.1 million, respectively.

Non-Performing Loans – We designate loans as non-performing at such time as: (1) the loan becomes 90 days delinquent; (2) the loan has a maturity default; or (3) management determines it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan. All non-performing loans are placed on non-accrual status and income is only recognized in certain cases upon actual cash receipt. As of December 31, 2012, we had non-performing loans with an aggregate carrying value of $503.1 million. Our non-performing loans decreased during year ended December 31, 2012, primarily due to us taking title to properties serving as collateral in full or partial satisfaction of such loans.

Watch List Loans – During our quarterly loan portfolio assessments, loans are put on the watch list if deteriorating performance indicates they warrant a higher degree of monitoring and senior management attention. As of December 31, 2012, we had loans on the watch list with a combined carrying value of $44.4 million.

Reserve for Loan Losses – The reserve for loan losses was $524.5 million as of December 31, 2012, or 22.3% of the gross carrying value of total loans, compared to $646.6 million or 18.5% at December 31, 2011. The change in the balance of the reserve was the result of $81.7 million of provisioning for loan losses, reduced by $203.9 million of charge-offs during the year ended December 31, 2012. Due to the continued volatility of the commercial real estate market, the process of estimating collateral values and reserves require us to use significant judgment. In addition, the process of estimating values and reserves for our European loan assets (which had a carrying value of $228.7 million as of December 31, 2012), is subject to additional risks related to the continued economic uncertainty in the Eurozone. We currently believe there are adequate collateral and reserves to support the carrying values of the loans.

The reserve for loan losses includes an asset-specific component and a formula-based component. An asset-specific reserve is established for an impaired loan when the estimated fair value of the loan's collateral less costs to sell is lower than the carrying value of the loan. As of December 31, 2012, asset-specific reserves decreased to $491.4 million compared to $573.1 million at December 31, 2011, primarily due to charge-offs on loans where we took title to properties serving as collateral in full or partial satisfaction of such loans or loans that were sold. The decrease was partially offset by additional reserves established on new non-performing loans.

The formula-based general reserve is derived from estimated principal default probabilities and loss severities applied to groups of performing loans based upon risk ratings assigned to loans with similar risk characteristics during our quarterly loan portfolio assessment. During this assessment, we perform a comprehensive analysis of our loan portfolio and assign risk ratings to loans that incorporate management's current judgments about their credit quality based on all known and relevant factors that may affect collectability. We consider, among other things, payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographical location as well as national and regional economic factors. This methodology results in loans being segmented by risk classification into risk rating categories that are associated with estimated probabilities of default and principal loss. We estimate loss rates based on historical realized losses experienced within our portfolio and take into account current economic conditions affecting the commercial real estate market when establishing appropriate time frames to evaluate loss experience.

The general reserve decreased to $33.1 million or 2.4% of the gross carrying value of performing loans as of December 31, 2012, compared to $73.5 million or 3.4% of the gross carrying value of performing loans at December 31, 2011. This reduction is primarily attributable to the reduction in the balance of performing loans combined with an improvement in the weighted average risk ratings of performing loans to 3.01 as of December 31, 2012 compared to 3.29 as of December 31, 2011.

Risk concentrations – As of December 31, 2012, our total investment portfolio was comprised of the following property/collateral types ($ in thousands)[1]:

Property/Collateral Types	Real Estate Finance	Net Lease Assets	Operating Properties	Land	Total	% of Total
Land	$ 297,039	$ –	$ –	$970,593	$1,267,632	22.3%
Office	124,058	301,304	258,977	–	684,339	12.0%
Condominium	237,534	–	385,229	–	622,763	11.0%
Industrial/R&D	94,617	472,149	55,439	–	622,205	10.9%
Retail	293,651	50,529	184,000	–	528,180	9.3%
Entertainment/Leisure	98,423	414,849	14	–	513,286	9.0%
Hotel	298,293	91,746	84,375	–	474,414	8.3%
Mixed Use/Mixed Collateral	237,989	–	179,337	–	417,326	7.3%
Other Property Types	181,481	9,424	24,541	–	215,446	3.7%
Strategic Investments	–	–	–	–	351,225	6.2%
Total	$1,863,085	$1,340,001	$1,171,912	$970,593	$5,696,816	100.0%

Explanatory Note:

(1) Based on the carrying value of our total investment portfolio gross of general loan loss reserves.

As of December 31, 2012, our total investment portfolio had the following characteristics by geographical region ($ in thousands)[1]:

Geographic Region	Real Estate Finance	Net Lease Assets	Operating Properties	Land	Total	% of Total
West	$ 340,457	$ 340,896	$ 237,496	$367,470	$1,286,319	22.6%
Northeast	421,660	317,003	175,894	180,744	1,095,301	19.2%
Southeast	308,559	201,535	251,410	89,035	850,539	14.9%
Southwest	197,478	182,329	209,424	120,293	709,524	12.5%
Mid-Atlantic	43,866	104,205	217,379	180,290	545,740	9.6%
International[2]	308,210	–	–	–	308,210	5.4%
Central	159,460	68,434	61,938	9,500	299,332	5.2%
Northwest	83,236	56,409	18,371	23,261	181,277	3.2%
Various	159	69,190	–	–	69,349	1.2%
Strategic Investments[2]	–	–	–	–	351,225	6.2%
Total	$1,863,085	$1,340,001	$1,171,912	$970,593	$5,696,816	100.0%

Explanatory Notes:

(1) Based on the carrying value of our total investment portfolio gross of general loan loss reserves.

(2) Strategic investments includes $36.6 million of international assets. Additionally, international and strategic investments include $228.7 million of European assets, including $117.6 million in Germany and $111.1 million in the United Kingdom.

Liquidity and Capital Resources

During 2012, we raised approximately $3.51 billion through secured and unsecured debt capital markets transactions, the proceeds of which were used to repay and/or refinance a significant portion of our debt that was due to mature before 2017. Our three unsecured senior notes transactions in 2012 marked the first time that we accessed the unsecured debt markets since 2008, and we saw a material improvement in the cost of our unsecured senior notes issued in the latter half of 2012, as compared to the notes issued in the first half of the year, following an upgrade in our corporate credit ratings. These transactions provided us with a number of benefits, such as longer-term financing on a substantial portion of our portfolio as well as a reduction in funding costs and the ability to unencumber certain liquid assets. Subsequent to year end, we were able to further reduce the interest costs associated with our October 2012 Secured Credit Facility by amending and restating that facility (see Subsequent Events for further details).

For the year ended December 31, 2012, we originated and funded investments of $150.9 million. Also during 2012, we generated $1.48 billion of proceeds from our portfolio, comprised of $767.7 million from repayments and sales of loans, $403.8 million from sales of operating properties, $142.7 million from sales of net lease assets, $71.9 million from land sales and $90.4 million from strategic investments.

As of December 31, 2012, we had $545.3 million of debt maturities due before December 31, 2013, with a majority of that amount due in October 2013. In addition, we currently expect to make approximately $220 million of capital expenditures on our portfolio in the coming year. Our capital sources to meet expected cash uses throughout 2013 will primarily include cash on hand, as well as debt refinancings, proceeds from unencumbered asset sales and loan repayments from borrowers, and may include equity capital raising transactions. As of December 31, 2012, we had unencumbered assets with a carrying value of approximately $3.01 billion. As further described in Subsequent Events, in

January 2013, we entered into a definitive agreement to sell our interest in LNR for approximate net proceeds of $220.0 million. This transaction is expected to close in the second quarter of 2013, subject to customary closing conditions. The closing of this transaction will provide us with cash that we can use for new investment activities which should contribute positively to our earnings; however, those investments may not fully replace the earnings contributed by LNR (see Note 6 to the Consolidated Financial Statements).

We cannot predict with certainty the specific transactions we will undertake to generate sufficient liquidity to meet our obligations as they come due. We will adjust our plans as appropriate in response to changes in our expectations and changes in market conditions. It is also not possible for us to predict whether improving economic trends will continue or to quantify the impact of these or other trends on our financial results. If we fail to repay our obligations as they become due, it would be an event of default under the relevant debt instruments, which could result in a cross-default and acceleration of our other outstanding debt obligations, all of which would have a material adverse effect on our business.

Contractual obligations – The following table outlines the contractual obligations related to our long-term debt agreements and operating lease obligations as of December 31, 2012 (see Note 8 of the Notes to the Consolidated Financial Statements).

		Amounts Due by Period				
	Total	Less Than 1 Year	2–3 Years	4–5 Years	6–10 Years	After 10 Years
(in thousands)						
Long-Term Debt Obligations:						
Secured credit facilities	$2,393,630	$ –	$ 46,164	$2,347,466	$ –	$ –
Unsecured notes	1,787,745	545,254	306,366	636,125	300,000	–
Convertible notes	200,000	–	–	200,000	–	–
Secured term loans	264,432	–	–	–	253,119	11,313
Other debt obligations	100,000	–	–	–	–	100,000
Total principal maturities	$4,745,807	$545,254	$352,530	$3,183,591	$553,119	$111,313
Interest Payable[1]	1,196,133	277,420	481,413	354,996	57,806	24,498
Operating Lease Obligations	32,840	5,479	9,304	8,792	9,265	–
Total[2]	$5,974,780	$828,153	$843,247	$3,547,379	$620,190	$135,811

Explanatory Notes:

(1) All variable-rate debt assumes a 30-day LIBOR rate of 0.21% (the 30-day LIBOR rate at December 31, 2012).

(2) We also have issued letters of credit totaling $12.6 million in connection with five of our investments. See Unfunded Commitments below, for a discussion of certain unfunded commitments related to our lending and net lease businesses.

October 2012 Secured Credit Facility – On October 15, 2012, we entered into a $1.82 billion senior secured credit agreement due October 15, 2017 (the "October 2012 Secured Credit Facility"). The October 2012 Secured Credit Facility initially bore interest at a rate of LIBOR + 4.50%, with a 1.25% LIBOR floor, and was issued at 99.0% of par, however the interest rate was subsequently reduced to LIBOR + 3.50% with a 1.00% LIBOR floor when the credit facility was amended and restated (see Subsequent Events). Proceeds from the October 2012 Secured Credit Facility were used to refinance the remaining outstanding balances of our then existing 2011 Secured Credit Facilities.

Borrowings under the October 2012 Secured Credit Facility are collateralized by a first lien on a fixed pool of assets, with required minimum collateral coverage of not less than 125% of outstanding borrowings. If collateral coverage is less than 137.5% of outstanding borrowings, 100% of the proceeds from principal repayments and sales of collateral will be applied to repay outstanding borrowings under the October 2012 Secured Credit Facility. For so long as collateral coverage is between 137.5% and 150% of outstanding borrowings, 50% of proceeds from principal repayments and sales of collateral will be applied to repay outstanding borrowings under the October 2012 Secured Credit Facility and for so long as collateral coverage is greater than 150% of outstanding borrowings, we may retain all proceeds from principal repayments and sales of collateral. We retain proceeds from interest, rent, lease payments and fee income in all cases.

In connection with the October 2012 Secured Credit Facility transaction, we incurred $14.8 million in third party fees, of which $8.2 million was recognized in "Other expense" on our Consolidated Statements of Operations as it related to the portion of lenders from the original facility that modified their debt under the new facility. The remaining $6.6 million of fees were recorded in "Deferred expenses and other assets, net" in the Consolidated Balance Sheets as they related to the portion of lenders that were new to the facility.

The October 2012 Secured Credit Facility contains certain covenants relating to the collateral, among other matters, but does not contain corporate level financial covenants. For so long as we maintain our qualification as a REIT, we are permitted to distribute 100% of our REIT taxable income on an annual basis. In addition, we may distribute to our stockholders real estate assets, or interests therein, having an aggregate equity value not to exceed $200 million, that are not collateral securing the borrowings under the October 2012 Secured Credit Facility. Except for the distribution of real estate assets described in the preceding sentence, we may not pay common dividends if we cease to qualify as a REIT.

Through December 31, 2012, we have made cumulative amortization repayments of $65.5 million on the October 2012 Secured Credit Facility, which exceeds all required amortization payments through March 2016. Repayments of the October 2012 Secured Credit Facility prior to scheduled amortization dates have resulted in losses on early extinguishment of debt of $1.2 million for the year ended December 31, 2012 related to the acceleration of discounts and unamortized deferred financing fees on the portion of the facility that was repaid. See Subsequent Events below for details on the refinancing of the October 2012 Secured Credit Facility in February 2013.

March 2012 Secured Credit Facilities – In March 2012, we entered into an $880.0 million senior secured credit agreement providing for two tranches of term loans: a $410.0 million 2012 A-1 tranche due March 2016, which bears interest at a rate of LIBOR + 4.00% (the "2012 Tranche A-1 Facility"), and a $470.0 million 2012 A-2 tranche due March 2017, which bears interest at a rate of LIBOR + 5.75% (the "2012 Tranche A-2 Facility," together the "March 2012 Secured Credit Facilities"). The 2012 A-1 and A-2 tranches were issued at 98.0% of par and 98.5% of par, respectively, and both tranches include a LIBOR floor of 1.25%. Proceeds from the March 2012 Secured Credit Facilities were used to repurchase and repay at maturity $606.7 million aggregate principal amount of our convertible notes due October 2012, to fully repay our $244.0 million balance on our unsecured credit facility due June 2012, and to repay, upon maturity, $90.3 million outstanding principal balance of our 5.50% senior unsecured notes.

The March 2012 Secured Credit Facilities are collateralized by a first lien on a fixed pool of assets. Proceeds from principal repayments and sales of collateral are applied to amortize the March 2012 Secured Credit Facilities. Proceeds received for interest, rent, lease payments and fee income are retained by us. The 2012 Tranche A-1 Facility requires amortization payments of $41.0 million to be made every six months beginning December 31, 2012. After the 2012 Tranche A-1 Facility is repaid, proceeds from principal repayments and sales of collateral will be used to amortize the 2012 Tranche A-2 Facility. We may make optional prepayments on each tranche of term loans, subject to prepayment fees.

Through December 31, 2012, we have made cumulative amortization repayments of $240.8 million on the 2012 Tranche A-1 Facility, which exceeds all required amortization payments through December 31, 2014. Repayments of the 2012 Tranche A-1 Facility prior to scheduled amortization dates have resulted in losses on early extinguishment of debt of $8.1 million for the year ended December 31, 2012 related to the acceleration of discounts and unamortized deferred financing fees on the portion of the facility that was repaid.

2011 Secured Credit Facilities – In March 2011, we entered into a $2.95 billion senior secured credit agreement providing for two tranches of term loans: a $1.50 billion 2011 A-1 tranche due June 2013, which bore interest at a rate of LIBOR + 3.75% (the "2011 Tranche A-1 Facility"), and a $1.45 billion 2011 A-2 tranche due June 2014, which bore interest at a rate of LIBOR + 5.75% (the "2011 Tranche A-2 Facility," together the "2011 Secured Credit Facilities"). The 2011 A-1 and A-2 tranches were issued at 99.0% of par and 98.5% of par, respectively, and both tranches include a LIBOR floor of 1.25%. The 2011 Secured Credit Facilities were collateralized by a first lien on a fixed pool of assets.

The 2011 Secured Credit Facilities were refinanced by the October 2012 Secured Credit Facility. Prior to refinancing, we have made cumulative amortization repayments of $1.07 billion on the 2011 Secured Credit Facilities which resulted in losses on early extinguishment of debt of $4.5 million and $12.0 million for the years ended December 31, 2012 and 2011, respectively, related to the acceleration of discounts and unamortized deferred financing fees on the portion of the facility that was repaid.

At the time of the refinancing, we had $21.2 million of unamortized discounts and financing fees related to the 2011 Secured Credit Facilities. In connection with the refinancing, we recorded a loss on early extinguishment of debt of $12.1 million, related primarily to the portion of lenders in the original facility that did not participate in the new facility. The remaining $9.0 million of unamortized fees and discounts will continue to be amortized to interest expense over the remaining term of the October 2012 Secured Credit Facility.

Secured Term Loans – In October 2012, we entered into a $28.0 million secured term loan maturing in November 2019, bearing interest at a rate of LIBOR + 2.00%. Simultaneously with the financing, we entered into an interest rate swap to exchange our variable rate on the loan for a fixed interest rate (see Note 10 of the Notes to the Consolidated Financial Statements).

In September 2012, we refinanced two secured term loans with an aggregate outstanding principal balance of $53.3 million, bearing interest at rates of 5.3% and 8.2% and maturing in January 2013 with a new $54.5 million secured term loan. The new loan bears interest at 4.851%, matures in October 2022 and is collateralized by the same net lease asset as the original term loan. In connection with the refinancing, we recorded a loss on early extinguishment of debt of $0.5 million in our Consolidated Statements of Operations for the year ended December 31, 2012.

In addition, during the year ended December 31, 2012, in conjunction with the sale of a portfolio of 12 net lease assets, we repaid the $50.8 million outstanding balances of our LIBOR + 4.50% secured term loans due in 2014 and terminated the related interest rate swaps associated with the loans (see Note 10 of the Notes to the Consolidated Financial Statements).

Unsecured Credit Facility – During the year ended December 31, 2012, we repaid the $243.7 million remaining principal balance of our LIBOR + 0.85% unsecured credit facility due June 2012. In connection with the repayments, we recorded a loss on early extinguishment of debt of $0.2 million.

Unsecured Notes – In November 2012, we issued $300.0 million aggregate principal of 7.125% senior unsecured notes due February 2018 and issued $200.0 million aggregate principal of 3.00% convertible senior unsecured notes due November 2016. Proceeds from these transactions were used to repay the entire $67.1 million of our 6.5% senior unsecured notes due December 2013 and to repay $404.9 million of our 8.625% senior unsecured notes due June 2013. In connection

with these repurchases, we paid a $14.9 million prepayment penalty which was reflected in "Gain (loss) on early extinguishment of debt, net" for the year ended December 31, 2012.

In May 2012, we issued $275.0 million aggregate principal of 9.0% senior unsecured notes due June 2017 that were sold at 98.012% of their principal amount. We used the net proceeds to repay unsecured senior notes due in 2012.

During the year ended December 31, 2012, we repaid, upon maturity, the $460.7 million outstanding principal balance of our LIBOR + 0.50% senior unsecured convertible notes, the $169.7 million outstanding principal balance of our 5.15% senior unsecured notes and the $90.3 million outstanding principal balance of our 5.50% senior unsecured notes. In addition, we repurchased $420.4 million par value of senior unsecured notes with various maturities ranging from March 2012 to October 2012. In connection with these repurchases, we recorded aggregate gains on early extinguishment of debt of $3.2 million, for the year ended December 31, 2012.

Unencumbered/Encumbered Assets – As of December 31, 2012, the carrying value of our unencumbered and encumbered assets by asset type are as follows ($ in thousands):

	As of December 31,			
	2012		2011	
	Encumbered Assets	Unencumbered Assets	Encumbered Assets	Unencumbered Assets
Real estate, net	**$1,794,198**	**$1,004,825**	$1,533,579	$1,414,332
Real estate available and held for sale	**141,673**	**494,192**	177,092	500,366
Loans receivable, net[1]	**1,197,373**	**665,712**	1,780,591	1,153,671
Other investments	**43,545**	**355,298**	37,957	419,878
Cash and other assets	**–**	**487,073**	–	573,871
Total	**$3,176,789**	**$3,007,100**	$3,529,219	$4,062,118

Explanatory Note:

(1) As of December 31, 2012 and 2011, the amounts presented exclude general reserves for loan losses of $33.1 million and $73.5 million, respectively.

Debt Covenants

Our outstanding unsecured debt securities contain corporate level covenants that include a covenant to maintain a ratio of unencumbered assets to unsecured indebtedness of at least 1.2x and a restriction on debt incurrence based upon the effect of the debt incurrence on our fixed charge coverage ratio. If any of our covenants are breached and not cured within applicable cure periods, the breach could result in acceleration of our debt securities unless a waiver or modification is agreed upon with the requisite percentage of the bondholders. While we expect that our ability to incur new indebtedness under the fixed charge coverage ratio will be limited for the foreseeable future, we will continue to be permitted to incur indebtedness for the purpose of refinancing existing indebtedness and for other permitted purposes under the indentures.

Our March 2012 Secured Credit Facilities and October 2012 Secured Credit Facility (as amended and restated by the New Credit Facility) are collectively defined as the "Secured Credit Facilities." Our Secured Credit Facilities contain certain covenants, including covenants relating to collateral coverage, dividend payments, restrictions on fundamental changes, transactions with affiliates, matters relating to the liens granted to the lenders and the delivery of information to the lenders. In particular, we are required to maintain collateral coverage of 1.25x outstanding borrowings. In addition, for so long as we maintain our qualification as a REIT, the Secured Credit Facilities permit us to distribute 100% of our REIT taxable income on an annual basis and the October 2012 Secured Credit Facility permits us to distribute to our shareholders real estate assets, or interests therein, having an aggregate equity value not to exceed $200 million, so long as such assets are not collateral for the October 2012 Secured Credit Facility. We may not pay common dividends if we cease to qualify as a REIT (except that the October 2012 Secured Credit Facility permits us to distribute certain real estate assets as described in the preceding sentence).

Our Secured Credit Facilities contain cross default provisions that would allow the lenders to declare an event of default and accelerate our indebtedness to them if we fail to pay amounts due in respect of our other recourse indebtedness in excess of specified thresholds or if the lenders under such other indebtedness are otherwise permitted to accelerate such indebtedness for any reason. The indentures governing our unsecured public debt securities permit the bondholders to declare an event of default and accelerate our indebtedness to them if our other recourse indebtedness in excess of specified thresholds is not paid at final maturity or if such indebtedness is accelerated.

Derivatives – Our use of derivative financial instruments is primarily limited to the utilization of interest rate hedges or other instruments to manage interest rate risk exposure and foreign exchange hedges to manage our risk to changes in foreign currencies. The principal objectives of such hedges are to minimize the risks and/or costs associated with our operating and financial structure and to manage our exposure to foreign exchange rate movements (see Note 10 of the Notes to the Consolidated Financial Statements).

Off-Balance Sheet Arrangements – We are not dependent on the use of any off-balance sheet financing arrangements for liquidity.

Unfunded Commitments – We generally fund construction and development loans and build-outs of space in net lease assets over a period of time if and when the borrowers and tenants meet established milestones and other performance criteria. We refer to these arrangements as Performance-Based Commitments. In addition, we sometimes establish a maximum amount of additional funding which we will make available to a borrower or tenant for an expansion or addition to a project if we approve of the expansion or addition in our sole discretion. We refer to these arrangements as Discretionary Fundings. Finally, we have committed to invest capital in several real estate funds and other ventures. These arrangements are referred to as Strategic Investments. As of December 31, 2012, the maximum amounts of the fundings we may make under each category, assuming all performance hurdles and milestones are met under the Performance-Based Commitments, that we approve all Discretionary Fundings and that 100% of our capital committed to Strategic Investments is drawn down, are as follows (in thousands):

	Loans	Real Estate	Strategic Investments	Total
Performance-Based Commitments	$44,751	$36,318	$ –	$ 81,069
Discretionary Fundings	102	–	–	102
Strategic Investments	–	–	47,322	47,322
Total	$44,853	$36,318	$47,322	$128,493

Transactions with Related Parties – Glenn August previously served as a member of our Board of Directors until May 2012. Mr. August is the president and senior partner of Oak Hill Advisors, L.P.

- During the year ended December 31, 2012, we redeemed our interests in four investments in Oak Hill related entities for $7.8 million of net cash proceeds.
- During 2011, we sold a substantial portion of our interests in Oak Hill Advisors, L.P. and related entities. The transaction was completed in part through sales of interests to unrelated third parties and in part through redemption of interests by principals of Oak Hill Advisors, L.P., including Mr. August. In conjunction with the sale, we retained interests in our share of certain unearned incentive fees of various funds. These fees are contingent on the future performance of the funds and we will recognize income related to these fees if and when the amounts are realized.

We have an equity interest of approximately 24% in LNR Property Corporation ("LNR") and two of our executive officers serve on LNR's board of managers. As described below in Subsequent Events, we have entered into a definitive agreement to sell this interest.

Stock Repurchase Program – On May 15, 2012, our Board of Directors approved a stock repurchase program that authorized the repurchase of up to $20.0 million of our Common Stock from time to time in open market and privately negotiated purchases, including pursuant to one or more trading plans.

During the year ended December 31, 2012, we repurchased 0.8 million shares of our outstanding Common Stock for approximately $4.6 million, at an average cost of $5.69 per share. As of December 31, 2012, we had $16.0 million of Common Stock available to repurchase under our Board authorized stock repurchase programs.

Subsequent Events – On January 24, 2013, we signed a definitive agreement to sell our 24% interest in LNR Property LLC, for approximately $220.0 million in net proceeds after closing costs and LNR management incentives. This transaction is expected to close during the second quarter of 2013, subject to customary closing conditions.

On February 11, 2013, we entered into a $1.71 billion senior secured credit facility due October 15, 2017 that amends and restates the October 2012 Secured Credit Facility. In connection with the repricing, we paid the original lenders a prepayment fee of approximately $17.1 million. The new facility amends the October 2012 Secured Credit Facility by (i) reducing the annual interest rate from LIBOR + 4.50%, with a 1.25% LIBOR floor to LIBOR + 3.50%, with a 1.00% LIBOR floor; and (ii) extending the call protection period for lenders from October 15, 2013 to December 31, 2013. All other terms of the credit facility remained the same.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments in certain circumstances that affect amounts reported as assets, liabilities, revenues and expenses. We have established detailed policies and control procedures intended to ensure that valuation methods, including any judgments made as part of such methods, are well controlled, reviewed and applied consistently from period to period. We base our estimates on historical corporate and industry experience and various other assumptions that we believe to be appropriate under the circumstances. For all of these estimates, we caution that future events rarely develop exactly as forecasted, and, therefore, routinely require adjustment.

During 2012, management reviewed and evaluated these critical accounting estimates and believes they are appropriate. Our significant accounting policies are described in Note 3 of the Notes to Consolidated Financial Statements. The following is a summary of accounting policies that require more significant management estimates and judgments:

Reserve for Loan Losses – The reserve for loan losses reflects management's estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is increased through the "Provision for loan losses" on our Consolidated Statements of Operations and is decreased by charge-offs when losses are confirmed through the receipt of assets such as cash in a pre-foreclosure sale or via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased. We have one portfolio segment, represented by commercial real estate lending, whereby we utilize a uniform process for determining our reserves for loan losses. The reserve for loan losses includes a general, formula-based component and an asset-specific component.

The general reserve component covers performing loans and reserves for loan losses are recorded when (i) available information as of each balance sheet date indicates that it is probable a loss has occurred in the portfolio and (ii) the amount of the loss can be reasonably estimated. The formula-based general reserve is derived from estimated principal default probabilities and loss severities applied to groups of loans based upon risk ratings assigned to loans with similar risk characteristics during our quarterly loan portfolio assessment. During this assessment, we perform a comprehensive analysis of our loan portfolio and assign risk ratings to loans that incorporate management's current judgments about their credit quality based on all known and relevant internal and external factors that may affect collectability. We consider, among other things, payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographical location as well as national and regional economic factors. This methodology results in loans being segmented by risk classification into risk rating categories that are associated with estimated probabilities of default and principal loss. Ratings range from "1" to "5" with "1" representing the lowest risk of loss and "5" representing the highest risk of loss. We estimate loss rates based on historical realized losses experienced within our portfolio and take into account current economic conditions affecting the commercial real estate market when establishing appropriate time frames to evaluate loss experience.

The asset-specific reserve component relates to reserves for losses on impaired loans. We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. This assessment is made on a loan-by-loan basis each quarter based on such factors as payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographical location as well as national and regional economic factors. A reserve is established for an impaired loan when the present value of payments expected to be received, observable market prices, or the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) is lower than the carrying value of that loan.

Substantially all of our impaired loans are collateral dependent and impairment is measured using the estimated fair value of collateral, less costs to sell. We generally use the income approach through internally developed valuation models to estimate the fair value of the collateral for such loans. In more limited cases, we obtain external "as is" appraisals for loan collateral, generally when third party participations exist. Valuations are performed or obtained at the time a loan is determined to be impaired and designated non-performing, and they are updated if circumstances indicate that a significant change in value has occurred. In limited cases, appraised values may be discounted when real estate markets rapidly deteriorate.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring ("TDR"). A TDR occurs when we grant a concession and the debtor is experiencing financial difficulties. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

The provisions for loan losses for the years ended December 31, 2012, 2011 and 2010 were $81.7 million, $46.4 million and $331.5 million, respectively. The total reserve for loan losses at December 31, 2012 and 2011, included asset specific reserves of $491.4 million and $573.1 million, respectively, and general reserves of $33.1 million and $73.5 million, respectively.

Acquisition of real estate – We generally acquire real estate assets through cash purchases or through foreclosure or deed-in-lieu of foreclosure in full or partial satisfaction of non-performing loans. When we acquire assets through foreclosure or deed in lieu of foreclosure, based on our strategic plan to realize the maximum value from the collateral received, these properties are classified as "Real estate, net" or "Real estate available and held for sale" on our Consolidated Balance Sheets. When we intend to hold, operate or develop the property for a period of at least 12 months, assets are classified as "Real estate, net," and when we intend to market these properties for sale in the near term, assets are classified as "Real estate available and held for sale." Assets classified as real estate are initially recorded at their estimated fair value and assets classified as assets held for sale are recorded at their estimated fair value less costs to sell. The excess of the carrying value of the loan over these amounts is charged-off against the reserve for loan losses. In both cases, upon acquisition, tangible and intangible assets and liabilities acquired are recorded at their estimated fair values.

During the years ended December 31, 2012, 2011 and 2010, we received titles to properties in satisfaction of senior mortgage loans with cumulative gross carrying values of $352.8 million, $617.8 million and $1.41 billion, respectively, for which those properties had served as collateral, and recorded charge-offs totaling $85.3 million, $115.3 million and $631.9 million, respectively, related to these loans.

Long-lived assets impairment test – Real estate assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less costs to sell and are included in "Real estate held for sale" on our Consolidated Balance Sheets. The difference between the estimated fair value less costs to sell and the carrying value will be recorded as an impairment charge and included in "Income (loss) from discontinued operations" on the Consolidated Statements of Operations. Once the asset is classified as held for sale, depreciation expense is no longer recorded and historical operating results are reclassified to "Income (loss) from discontinued operations" on the Consolidated Statements of Operations.

We periodically review long-lived assets to be held and used for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. A held for use long-lived asset's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the asset (taking into account the anticipated holding period of the asset) is less than the carrying value. Such estimate of cash flows considers factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the asset and reflected as an adjustment to the basis of the asset. Impairments of real estate assets are recorded in "Impairment of assets," on our Consolidated Statements of Operations.

During the years ended December 31, 2012, 2011 and 2010, we recorded impairment charges on real estate assets of $35.4 million, $22.4 million and $25.2 million, respectively, due to changes in business strategy and market conditions, of which $22.6 million, $9.1 million and $9.6 million, respectively, were included in "Income (loss) from discontinued operations."

Identified intangible assets – We record intangible assets acquired at their estimated fair values separate and apart from goodwill. We determine whether such intangible assets have finite or indefinite lives. As of December 31, 2012, all such acquired intangible assets have finite lives. We amortize finite lived intangible assets based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired. We review finite lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If we determine the carrying value of an intangible asset is not recoverable we will record an impairment charge to the extent its carrying value exceeds its estimated fair value. Impairments of intangibles are recorded in "Impairment of assets" on our Consolidated Statements of Operations.

Valuation of deferred tax assets – Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. We evaluate the realizability of our deferred tax assets and recognize a valuation allowance if, based on the available evidence, both positive and negative, it is more likely than not that some portion or all of our deferred tax assets will not be realized. When evaluating the realizability of our deferred tax assets, we consider, among other matters, estimates of expected future taxable income, nature of current and cumulative losses, existing and projected book/tax differences, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires us to forecast our business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any are included in "Income tax (expense) benefit" on the Consolidated Statements of Operations.

Based on our assessment of all factors, we determined that a valuation allowance of $40.8 million and $50.9 million was required on our deferred tax assets as of December 31, 2012 and 2011, respectively.

Consolidation – Variable interest entities – We evaluate our investments and other contractual arrangements to determine if our interests constitute variable interests in a variable interest entity ("VIE") and if we are the primary beneficiary. There is a significant amount of judgment required to determine if an entity is considered a VIE and if we are the primary beneficiary. We first perform a qualitative analysis, which requires certain subjective decisions regarding our assessment, including, but not limited to, which interests create or absorb variability, contractual terms, the key decision making powers, either impact on the VIE's economic performance and related party relationships. An iterative quantitative analysis is required if our qualitative analysis proves inconclusive as to whether the entity is a VIE or we are the primary beneficiary and consolidation is required.

Fair value of assets and liabilities – The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial and nonfinancial assets and liabilities that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, we would use valuation techniques requiring more management judgment to estimate the appropriate fair value measurement.

See Note 14 of the Notes to Consolidated Financial Statements for a complete discussion on how we determine fair value of financial and non-financial assets and financial liabilities and the related measurement techniques and estimates involved.

New Accounting Pronouncements

For a discussion of the impact of new accounting pronouncements on our financial condition or results of operations, see Note 3 of the Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. In pursuing our business plan, the primary market risk to which we are exposed is interest rate risk. Our operating results will depend in part on the difference between the interest and related income earned on our assets and the interest expense incurred in connection with our interest-bearing liabilities. Changes in the general level of interest rates prevailing in the financial markets will affect the spread between our floating rate assets and liabilities subject to the net amount of floating rate assets/liabilities and the impact of interest rate floors and caps. Any significant compression of the spreads between interest-earning assets and interest-bearing liabilities could have a material adverse effect on us.

In the event of a significant rising interest rate environment or further economic downturn, defaults could increase and cause us to incur additional credit losses which would adversely affect our liquidity and operating results. Such delinquencies or defaults would likely have an adverse effect on the spreads between interest-earning assets and interest-bearing liabilities. In addition, an increase in interest rates could, among other things, reduce the value of our fixed-rate interest-bearing assets and our ability to realize gains from the sale of such assets.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. We monitor the spreads between our interest-earning assets and interest-bearing liabilities and may implement hedging strategies to limit the effects of changes in interest rates on our operations, including engaging in interest rate swaps and other interest rate-related derivative contracts. Such strategies are designed to reduce our exposure, on specific transactions or on a portfolio basis, to changes in cash flows as a result of interest rate movements in the market. We do not enter into derivative contracts for speculative purposes or as a hedge against changes in our credit risk or the credit risk of our borrowers.

While a REIT may utilize derivative instruments to hedge interest rate risk on its liabilities incurred to acquire or carry real estate assets without generating non-qualifying income, use of derivatives for other purposes will generate non-qualified income for REIT income test purposes. This includes hedging asset related risks such as credit, foreign exchange and prepayment or interest rate exposure on our loan assets. As a result our ability to hedge these types of risks is limited. There can be no assurance that our profitability will not be adversely affected during any period as a result of changing interest rates.

The following table quantifies the potential changes in net income should interest rates increase by 50 or 100 basis points and decrease by 10 basis points, assuming no change in the shape of the yield curve (i.e., relative interest rates). The base interest rate scenario assumes the one-month LIBOR rate of 0.21% as of December 31, 2012. Actual results could differ significantly from those estimated in the table.

Estimated Percentage Change in Net Income

Change in Interest Rates	Net Income[(1)]
-10 Basis Points	(0.23)%
Base Interest Rate	–%
+ 50 Basis Points	1.16%
+ 100 Basis Points	2.37%

Explanatory Note:

(1) We have an overall net variable-rate debt exposure. However, this is negated by interest rate floors that cause the debt to act as fixed rate until such time as market interest rates move above the floor minimums. As such, we are effectively in a net variable-rate asset exposure, which results in an increase in net income when rates increase and a decrease in net income when rates decrease. As of December 31, 2012, $286.3 million of our floating rate loans have a cumulative weighted average interest rate floor of 3.26% and $2.39 billion of our floating rate debt has a cumulative weighted average interest rate floor of 1.25%.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the disclosure committee and other members of management, including the Chief Executive Officer and Chief Financial Officer, management carried out its evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's assessment under the framework in *Internal Control–Integrated Framework*, management has concluded that its internal control over financial reporting was effective as of December 31, 2012.

The Company's internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 34.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of iStar Financial Inc.:

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of iStar Financial Inc. and its subsidiaries (collectively, the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
March 1, 2013

CONSOLIDATED BALANCE SHEETS

As of December 31,	2012	2011
(In thousands, except per share data)		
Assets		
Real estate		
Real estate, at cost	**$ 3,226,648**	$ 3,344,672
Less: accumulated depreciation	**(427,625)**	(396,761)
Real estate, net	**$ 2,799,023**	$ 2,947,911
Real estate available and held for sale	**635,865**	677,458
	$ 3,434,888	$ 3,625,369
Loans receivable, net	**1,829,985**	2,860,762
Other investments	**398,843**	457,835
Cash and cash equivalents	**256,344**	356,826
Restricted cash	**36,778**	32,630
Accrued interest and operating lease income receivable, net	**15,226**	20,208
Deferred operating lease income receivable	**84,735**	73,368
Deferred expenses and other assets, net	**93,990**	90,839
Total assets	**$ 6,150,789**	$ 7,517,837
Liabilities and Equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	**$ 132,460**	$ 105,357
Debt obligations, net	**4,691,494**	5,837,540
Total liabilities	**$ 4,823,954**	$ 5,942,897
Commitments and contingencies	**-**	-
Redeemable noncontrolling interests	**13,681**	1,336
Equity:		
iStar Financial Inc. shareholders' equity:		
Preferred Stock Series D, E, F, G and I, liquidation preference $25.00 per share (see Note 11)	**22**	22
High Performance Units	**9,800**	9,800
Common Stock, $0.001 par value, 200,000 shares authorized, 142,699 issued and 83,782 outstanding at December 31, 2012 and 140,028 issued and 81,920 outstanding at December 31, 2011	**143**	140
Additional paid-in capital	**3,832,780**	3,834,460
Retained earnings (deficit)	**(2,360,647)**	(2,078,397)
Accumulated other comprehensive income (loss) (see Note 11)	**(1,185)**	(328)
Treasury stock, at cost, $0.001 par value, 58,917 shares at December 31, 2012 and 58,108 shares at December 31, 2011	**(241,969)**	(237,341)
Total iStar Financial Inc. shareholders' equity	**$1,238,944**	$ 1,528,356
Noncontrolling interests	**74,210**	45,248
Total equity	**$1,313,154**	$ 1,573,604
Total liabilities and equity	**$6,150,789**	$ 7,517,837

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2012	2011	2010
(In thousands, except per share data)			
Revenues:			
Operating lease income	**$ 219,019**	$ 198,478	$ 186,630
Interest income	**133,410**	226,871	364,094
Other income	**48,043**	39,720	50,733
Total revenues	**$ 400,472**	$ 465,069	$ 601,457
Costs and expenses:			
Interest expense	**$ 355,097**	$ 342,186	$ 313,766
Real estate expense	**151,827**	138,943	121,399
Depreciation and amortization	**69,350**	58,662	57,220
General and administrative	**80,856**	105,039	109,526
Provision for loan losses	**81,740**	46,412	331,487
Impairment of assets	**13,778**	13,239	12,809
Other expense	**17,266**	11,070	16,055
Total costs and expenses	**$ 769,914**	$ 715,551	$ 962,262
Income (loss) before earnings from equity method investments and other items	**$(369,442)**	$(250,482)	$(360,805)
Gain (loss) on early extinguishment of debt, net	**(37,816)**	101,466	108,923
Earnings from equity method investments	**103,009**	95,091	51,908
Income (loss) from continuing operations before income taxes	**$(304,249)**	$ (53,925)	$(199,974)
Income tax (expense) benefit	**(8,445)**	4,719	(7,023)
Income (loss) from continuing operations[1]	**$(312,694)**	$ (49,206)	$(206,997)
Income (loss) from discontinued operations	**(19,465)**	(7,318)	16,821
Gain from discontinued operations	**27,257**	25,110	270,382
Income from sales of residential property	**63,472**	5,721	–
Net income (loss)	**$(241,430)**	$ (25,693)	$ 80,206
Net (income) loss attributable to noncontrolling interests	**1,500**	3,629	(523)
Net income (loss) attributable to iStar Financial Inc.	**$(239,930)**	$ (22,064)	$ 79,683
Preferred dividends	**(42,320)**	(42,320)	(42,320)
Net (income) loss allocable to HPU holders and Participating Security holders[2][3]	**9,253**	1,997	(1,084)
Net income (loss) allocable to common shareholders	**$(272,997)**	$ (62,387)	$ 36,279
Per common share data[1]:			
Income (loss) attributable to iStar Financial Inc. from continuing operations:			
Basic	**$ (3.35)**	$ (0.89)	$ (2.60)
Diluted	**$ (3.35)**	$ (0.89)	$ (2.60)
Net income (loss) attributable to iStar Financial Inc.:			
Basic	**$ (3.26)**	$ (0.70)	$ 0.39
Diluted	**$ (3.26)**	$ (0.70)	$ 0.39
Weighted average number of common shares – basic	**83,742**	88,688	93,244
Weighted average number of common shares – diluted	**83,742**	88,688	93,244
Per HPU share data[1][2]:			
Income (loss) attributable to iStar Financial Inc. from continuing operations:			
Basic	**$ (633.94)**	$ (169.93)	$ (493.33)
Diluted	**$ (633.94)**	$ (169.93)	$ (493.33)
Net income (loss) attributable to iStar Financial Inc.:			
Basic	**$ (616.87)**	$ (133.13)	$ 72.27
Diluted	**$ (616.87)**	$ (133.13)	$ 72.27
Weighted average number of HPU shares – basic and diluted	**15**	15	15

Explanatory Notes:

(1) Income (loss) from continuing operations attributable to iStar Financial Inc. for the years ended December 31, 2012, 2011 and 2010 was $(311.2) million, $(45.6) million and $(207.5) million, respectively. See Note 13 for details on the calculation of earnings per share.

(2) HPU holders are current and former Company employees who purchased high performance common stock units under the Company's High Performance Unit Program (see Note 11).

(3) Participating Security holders are Company employees and directors who hold unvested restricted stock units, restricted stock awards and common stock equivalents granted under the Company's Long Term Incentive Plans that are eligible to participate in dividends (see Note 12 and Note 13).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

For the Years Ended December 31,	**2012**	**2011**	**2010**
(In thousands)			
Net income (loss)	**$(241,430)**	$(25,693)	$80,206
Other comprehensive income (loss):			
Reclassification of (gains)/losses on available-for-sale securities into earnings upon realization	**-**	-	(4,206)
Reclassification of (gains)/losses on cash flow hedges into earnings upon realization	**(44)**	(180)	(799)
Unrealized gains/(losses) on available-for-sale securities	**278**	391	445
Unrealized gains/(losses) on cash flow hedges	**(1,335)**	(1,191)	-
Unrealized gains/(losses) on cumulative translation adjustment	**244**	(957)	24
Other comprehensive income (loss)	**$ (857)**	$ (1,937)	$ (4,536)
Comprehensive income (loss)	**$(242,287)**	$(27,630)	$75,670
Net (income) loss attributable to noncontrolling interests	**1,500**	3,629	(523)
Comprehensive income (loss) attributable to iStar Financial Inc.	**$(240,787)**	$(24,001)	$75,147

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2012, 2011 and 2010	iStar Financial Inc. Shareholders' Equity								
	Preferred Stock[1]	HPU's	Common Stock at Par	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Noncontrolling Interests	Total Equity
(In thousands)									
Balance at December 31, 2009	$22	$9,800	$138	$3,791,972	$(2,051,376)	$6,145	$(151,016)	$50,433	$1,656,118
Dividends declared – preferred	–	–	–	–	(42,320)	–	–	–	(42,320)
Repurchase of stock	–	–	–	–	–	–	(7,476)	–	(7,476)
Issuance of stock/restricted stock amortization, net	–	–	–	17,099	–	–	–	–	17,099
Net income for the period[2]	–	–	–	–	79,683	–	–	534	80,217
Contributions from noncontrolling interests	–	–	–	–	–	–	–	159	159
Distributions to noncontrolling interests	–	–	–	–	–	–	–	(4,602)	(4,602)
Change in accumulated other comprehensive income (loss)	–	–	–	–	–	(4,536)	–	–	(4,536)
Balance at December 31, 2010	$22	$9,800	$138	$3,809,071	$(2,014,013)	$1,609	$(158,492)	$46,524	$1,694,659
Dividends declared – preferred	–	–	–	–	(42,320)	–	–	–	(42,320)
Issuance of stock/restricted stock amortization, net	–	–	2	25,389	–	–	–	–	25,391
Net loss for the period[2]	–	–	–	–	(22,064)	–	–	(3,603)	(25,667)
Change in accumulated other comprehensive income (loss)	–	–	–	–	–	(1,937)	–	–	(1,937)
Repurchase of stock	–	–	–	–	–	–	(78,849)	–	(78,849)
Contributions from noncontrolling interests	–	–	–	–	–	–	–	3,917	3,917
Distributions to noncontrolling interests	–	–	–	–	–	–	–	(1,590)	(1,590)
Balance at December 31, 2011	$22	$9,800	$140	$3,834,460	$(2,078,397)	$(328)	$(237,341)	$45,248	$1,573,604
Dividends declared – preferred	–	–	–	–	(42,320)	–	–	–	(42,320)
Repurchase of stock	–	–	–	–	–	–	(4,628)	–	(4,628)
Issuance of stock/restricted stock amortization, net	–	–	3	2,705	–	–	–	–	2,708
Net loss for the period[2]	–	–	–	–	(239,930)	–	–	(688)	(240,618)
Change in accumulated other comprehensive income (loss)	–	–	–	–	–	(857)	–	–	(857)
Repurchase of convertible notes	–	–	–	(2,728)	–	–	–	–	(2,728)
Additional paid-in capital attributable to redeemable noncontrolling interest	–	–	–	(1,657)	–	–	–	–	(1,657)
Contributions from noncontrolling interests[3]	–	–	–	–	–	–	–	32,654	32,654
Distributions to noncontrolling interests	–	–	–	–	–	–	–	(3,004)	(3,004)
Balance at December 31, 2012	**$22**	**$9,800**	**$143**	**$3,832,780**	**$(2,360,647)**	**$(1,185)**	**$(241,969)**	**$74,210**	**$1,313,154**

Explanatory Notes:

(1) See Note 11 for details on the Company's Cumulative Redeemable Preferred Stock.

(2) For the years ended December 31, 2012, 2011 and 2010, net income (loss) shown above excludes $(812), $(26) and $(11), respectively, of net income (loss) attributable to redeemable noncontrolling interests.

(3) Includes $27.3 million of land assets contributed by a noncontrolling partner (see Note 4).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2012	2011	2010
(In thousands)			
Cash flows from operating activities:			
Net income (loss)	$ (241,430)	$ (25,693)	$ 80,206
Adjustments to reconcile net income (loss) to cash flows from operating activities:			
Provision for loan losses	81,740	46,412	331,487
Impairment of assets	38,077	22,386	22,403
Depreciation and amortization	70,786	63,928	70,770
Payments for withholding taxes upon vesting of stock-based compensation	(12,589)	(6,273)	(639)
Non-cash expense for stock-based compensation	15,293	29,702	19,355
Amortization of discounts/premiums and deferred financing costs on debt	31,981	32,345	(18,926)
Amortization of discounts/premiums and deferred interest on loans	(47,279)	(62,194)	(102,261)
Earnings from equity method investments	(103,009)	(95,091)	(51,908)
Distributions from operations of equity method investments	105,586	85,766	32,651
Deferred operating lease income	(11,812)	(9,390)	(9,976)
Deferred income taxes	-	(13,729)	4,473
Income from sales of residential property	(63,472)	(5,721)	-
Gain from discontinued operations	(27,257)	(25,110)	(270,382)
(Gain) loss on early extinguishment of debt, net	22,405	(97,742)	(110,075)
Repayments and repurchases of debt - debt discount[1]	(74,712)	(5,748)	(1,461)
Other operating activities, net	9,427	6,492	9,749
Changes in assets and liabilities:			
Changes in accrued interest and operating lease income receivable, net	1,337	4,793	14,259
Changes in deferred expenses and other assets, net	1,271	20,580	(1,781)
Changes in accounts payable, accrued expenses and other liabilities	11,725	5,710	(63,827)
Cash flows from operating activities	$ (191,932)	$ (28,577)	$ (45,883)
Cash flows from investing activities:			
Investment originations and fundings	$ (57,353)	$ (120,333)	$ (456,678)
Capital expenditures on real estate assets	(83,070)	(64,169)	(42,863)
Contributions to unconsolidated entities	(10,640)	(41,820)	(23,520)
Repayments of and principal collections on loans	728,657	1,208,403	1,519,653
Net proceeds from sales of loans	56,998	95,859	700,098
Net proceeds from sales of real estate assets	562,705	215,930	1,823,181
Net proceeds from repayments and sales of securities	-	-	213,344
Distributions from unconsolidated entities	78,238	188,467	11,441
Changes in restricted cash held in connection with investing activities	(5,127)	(20,042)	(2,068)
Other investing activities, net	(3,361)	(1,038)	(3,765)
Cash flows from investing activities	$ 1,267,047	$ 1,461,257	$ 3,738,823
Cash flows from financing activities:			
Borrowings under secured credit facilities	$ 2,652,265	$ 2,913,250	$ 36,294
Repayments under secured credit facilities	(2,681,112)	(1,489,970)	(36,812)
Repayments under unsecured credit facilities	(244,046)	(506,600)	-
Borrowings under secured term loans	82,500	124,575	-
Repayments under secured term loans	(111,260)	(1,684,231)	(2,132,899)
Borrowings under unsecured notes	764,029	-	-
Repayments under unsecured notes	(697,842)	(374,775)	(374,249)
Repurchases and redemptions of secured and unsecured notes	(873,873)	(408,678)	(857,346)
Payments for deferred financing costs	(21,662)	(35,545)	-
Preferred dividends paid	(42,320)	(42,320)	(42,320)
Purchase of treasury stock	(4,628)	(78,849)	(7,476)
Changes in restricted cash held in connection with debt obligations	-	199	12,064
Other financing activities, net	2,352	2,225	(9,963)
Cash flows from financing activities	$(1,175,597)	$(1,580,719)	$(3,412,707)
Changes in cash and cash equivalents	$ (100,482)	$ (148,039)	$ 280,233
Cash and cash equivalents at beginning of period	356,826	504,865	224,632
Cash and cash equivalents at end of period	$ 256,344	$ 356,826	$ 504,865

Explanatory Note:

(1) Represents the portion of debt repayments and repurchases made during the period related to the original issue discount ("OID"). Although these amounts do not reflect contractual interest payments made during the period, the OID is considered an operating cash flow in accordance with GAAP.

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 – Business and Organization

Business – iStar Financial Inc., or the "Company," is a fully-integrated finance and investment company focused on the commercial real estate industry. The Company provides custom-tailored investment capital to high-end private and corporate owners of real estate and invests directly across a range of real estate sectors. The Company, which is taxed as a real estate investment trust, or "REIT," has invested more than $35 billion over the past two decades. The Company's primary business segments are real estate finance, net leasing, operating properties and land.

Organization – The Company began its business in 1993 through private investment funds and became publicly traded in 1998. Since that time, the Company has grown through the origination of new lending and leasing transactions, as well as through corporate acquisitions.

Note 2 – Basis of Presentation and Principles of Consolidation

Basis of Presentation – The accompanying audited Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP") for complete financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The Company has revised the presentation of its Consolidated Financial Statements to provide financial information that management believes better reflects the changes in its underlying business, including the types of investments the Company now holds. The Company has not changed any of its historically applied accounting policies, nor has it revised the aggregate amount of previously reported total assets, liabilities, equity, net income or classifications of cash flows as part of the new presentation.

As of December 31, 2012, assets that were previously presented in, "Net lease assets, net," and "Real estate held for investment, net," are now presented in "Real estate, net." Assets that were presented in "Other real estate owned" and "Assets held for sale" are now presented in "Real estate available and held for sale."

On the Consolidated Statements of Operations, lease income related to what was previously classified as "Real estate held for investment, net" and was previously presented in "Other income," is now presented as "Operating lease income." Additionally, tenant expense recoveries that were previously presented in "Operating costs-net lease assets" and "Other income" are now presented in "Operating lease income." In addition, subject to certain changes mentioned above, costs previously presented as "Operating costs-net lease asset," and "Operating costs-REHI and OREO," are now presented in "Real estate expense."

Prior year amounts have been reclassified in the Consolidated Financial Statements and the related notes to conform to the current period presentation.

Principles of Consolidation – The Consolidated Financial Statements include the financial statements of the Company, its wholly owned subsidiaries, controlled partnerships and variable interest entities ("VIEs") for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Consolidated VIEs – As of December 31, 2012, the Company consolidated five VIEs for which the Company is considered the primary beneficiary. None of these entities had debt as of December 31, 2012 and 2011. The assets and liabilities of the Company's consolidated VIEs are included in the Company's Consolidated Balance Sheets. The Company's total unfunded commitments related to consolidated VIEs is $67.0 million as of December 31, 2012.

Unconsolidated VIEs – As of December 31, 2012, 27 of the Company's other investments were in VIEs where it is not the primary beneficiary and accordingly the VIEs have not been consolidated in the Company's Consolidated Financial Statements. As of December 31, 2012, the Company's maximum exposure to loss from these investments does not exceed the sum of the $153.1 million carrying value of the investments and $8.5 million of related unfunded commitments.

Note 3 – Summary of Significant Accounting Policies

Real estate – Real estate assets are recorded at cost less accumulated depreciation and amortization, as follows:

Capitalization and depreciation – Certain improvements and replacements are capitalized when they extend the useful life of the asset. Qualified development and construction costs, including interest and certain other carrying costs incurred during the construction and/or renovation periods are also capitalized and charged to operations through depreciation over the asset's estimated useful life. The Company ceases capitalization on the portions substantially completed and capitalizes only those costs associated with the portions under development. Repairs and maintenance items are expensed as incurred. Depreciation is computed using the straight-line method of cost recovery over the shorter of estimated useful lives or 40 years for facilities, five years for furniture and equipment, the shorter of the remaining lease term or expected life for tenant improvements and the remaining useful life of the facility for facility improvements.

Purchase price allocation – The Company accounts for its acquisition of properties by recording the purchase price of tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings, building improvements and tenant improvements is determined as if these assets are vacant. Intangible assets may include the value of above-market or below-market, in-place leases and the value of customer relationships, which are each recorded at their estimated fair values and included in "Real estate, net" on the Company's Consolidated Balance Sheets. The capitalized above-market (or below-market) lease value is amortized as a reduction of (or, increase to) operating lease income over the remaining non-cancelable term of each lease plus any renewal

periods with fixed rental terms that are considered to be below-market. The Company also engages in sale/leaseback transactions and typically executes leases with the occupant simultaneously with the purchase of the net lease asset at market-rate rents. As such, no above-market or below-market lease value is ascribed to these transactions.

Impairments – The Company periodically reviews long-lived assets to be held and used for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The value of a long-lived asset held for use is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the asset (taking into account the anticipated holding period of the asset) is less than the carrying value. Such estimate of cash flows considers factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the estimated fair value of the asset and reflected as an adjustment to the basis of the asset. Impairments of real estate assets that are not held for sale are recorded in "Impairment of assets" on the Company's Consolidated Statements of Operations.

Real estate available and held for sale – The Company reports real estate assets to be disposed of at the lower of their carrying amount or estimated fair value less costs to sell and classifies them as "Real estate available and held for sale" on the Company's Consolidated Balance Sheets. If a triggering event occurs and the estimated fair value less costs to sell is less than the carrying value, the difference will be recorded as an impairment charge and included in "Income (loss) from discontinued operations" on the Company's Consolidated Statements of Operations. Once a real estate asset is classified as held for sale, depreciation expense is no longer recorded and historical operating results, including impairments, are reclassified to "Income (loss) from discontinued operations" on the Company's Consolidated Statements of Operations.

If circumstances arise that were previously considered unlikely and, as a result the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used and included in "Real estate, net" on the Company's Consolidated Balance Sheets. The Company measures and records a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

The Company reports residential property units to be disposed of at the lower of their carrying amount or estimated fair value less costs to sell and classifies them as "Real estate available and held for sale" on the Company's Consolidated Balance Sheets. If the estimated fair value less costs to sell is less than the carrying value, the difference will be recorded as an impairment charge and included in "Impairment of assets" on the Company's Consolidated Statements of Operations. The net carrying costs for residential property units are recorded in "Real estate expense" on the Company's Consolidated Statements of Operations.

Dispositions – Sales and the associated gains or losses on real estate assets, including developed condominiums, are recognized in accordance with ASC 360-20, *Real Estate Sales*. Sales and the associated gains for individual condominium units are recognized for full profit recognition upon closing of the sale transactions, when the profit is determinable, the earnings process is virtually complete, the parties are bound by the terms of the contract, all consideration has been exchanged, any permanent financing for which the seller is responsible has been arranged and all conditions for closing have been performed. The Company uses the relative sales value method to allocate costs. Gains on sales of net lease assets or commercial operating properties are recorded in "Gains from discontinued operations" and profits on sales of residential property units are included in "Income from sales of residential property" on the Company's Consolidated Statements of Operations.

Loans receivable, net – Loans receivable, net includes the following investments: senior mortgages, subordinate mortgages, corporate/partnership loans and other lending investments-securities. Management considers nearly all of its loans to be held-for-investment, although certain investments may be classified as held-for-sale.

Loans classified as held-for-investment are reported at their outstanding unpaid principal balance, and include unamortized acquisition premiums or discounts and unamortized deferred loan costs or fees. These loans also include accrued and paid-in-kind interest and accrued exit fees that the Company determines are probable of being collected.

Loans receivable designated for sale are classified as held-for-sale and are carried at lower of amortized historical cost or estimated fair value. The amount by which carrying value exceeds fair value is recorded as a valuation allowance. Subsequent changes in the valuation allowance are included in the determination of net income (loss) in the period in which the change occurs.

The Company acquires properties through foreclosure or by deed-in-lieu of foreclosure in full or partial satisfaction of non-performing loans. Based on the Company's strategic plan to realize the maximum value from the collateral received, property is classified as "Real estate, net" or "Real estate available and held for sale" at its estimated fair value when title to the property is obtained. Any excess of the carrying value of the loan over the estimated fair value of the property (less costs to sell for assets held for sale) is charged-off against the reserve for loan losses as of the date of foreclosure.

Equity and cost method investments – Equity interests are accounted for pursuant to the equity method of accounting if the Company can significantly influence the operating and financial policies of an investee. This is generally presumed to exist when ownership interest is between 20% and 50% of a corporation, or greater than 5% of a limited partnership or certain limited liability companies. The Company's periodic share of earnings and losses in equity method investees is included in "Earnings from equity method investments" on the Consolidated Statements of Operations. When the Company's ownership position is too small to provide such influence, the cost method is used to account for the equity interest. Equity and cost method investments are included in "Other investments" on the Company's Consolidated Balance Sheets.

The Company periodically reviews equity method investments for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such investments may not be recoverable. The Company will record an impairment charge to the extent that the estimated fair value of an investment is less than its carrying value and the Company determines the impairment is other-than-temporary. Impairment charges are recorded in "Earnings from equity method investments" on the Company's Consolidated Statements of Operations.

Cash and cash equivalents – Cash and cash equivalents include cash held in banks or invested in money market funds with original maturity terms of less than 90 days.

Restricted cash – Restricted cash represents amounts required to be maintained under certain of the Company's debt obligations, loans, leasing, land development and derivative transactions.

Consolidation – Variable interest entities – The Company evaluated its investments and other contractual arrangements to determine if they constitute variable interests in a VIE. A VIE is an entity where a controlling financial interest is achieved through means other than voting rights. A VIE is consolidated by the primary beneficiary, which is the party that has the power to direct matters that most significantly impact the activities of the VIE and has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This overall consolidation assessment includes a review of, among other factors, which interests create or absorb variability, contractual terms, the key decision making powers, their impact on the VIE's economic performance, and related party relationships. Where qualitative assessment is not conclusive, the Company performs a quantitative analysis. The Company reassesses its evaluation of the primary beneficiary of a VIE on an ongoing basis and assesses its evaluation of an entity as a VIE upon certain reconsideration events.

The Company has investments in certain funds that meet the deferral criteria in Accounting Standards Update ("ASU") 2010-10 and will continue to assess consolidation of these entities under the overall guidance on the consolidation of VIEs in Accounting Standards Codification ("ASC") 810-10. The consolidation evaluation is similar to the process noted above, except that the primary beneficiary is the party that will receive a majority of the VIE's anticipated losses, a majority of the VIE's expected residual returns, or both. In addition, for entities that meet the deferral criteria, the Company reassesses its initial evaluation of the primary beneficiary and whether an entity is a VIE upon the occurrence of certain reconsideration events.

Deferred expenses – Deferred expenses include leasing costs and financing fees. Leasing costs include brokerage, legal and other costs which are amortized over the life of the respective leases. External fees and costs incurred to obtain long-term financing have been deferred and are amortized over the term of the respective borrowing using the effective interest method or the straight line method, as appropriate. Amortization of leasing costs is included in "Depreciation and amortization" and amortization of deferred financing fees is included in "Interest expense" on the Company's Consolidated Statements of Operations.

Identified intangible assets – Upon the acquisition of a business, the Company records intangible assets acquired at their estimated fair values separate and apart from goodwill. The Company determines whether such intangible assets have finite or indefinite lives. As of December 31, 2012, all such intangible assets acquired by the Company have finite lives and are included in "Real estate, net" on the Company's Consolidated Balance Sheets. The Company amortizes finite lived intangible assets based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired. The Company reviews finite lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the Company determines the carrying value of an intangible asset is not recoverable it will record an impairment charge to the extent its carrying value exceeds its estimated fair value. Impairments of intangible assets are recorded in "Impairment of assets" on the Company's Consolidated Statements of Operations.

Revenue recognition – The Company's revenue recognition policies are as follows:

Operating lease income: The Company's leases have all been determined to be operating leases based on an analysis performed in accordance with ASC 840. Operating lease income is recognized on the straight-line method of accounting, generally from the later of the date the lessee takes possession of the space and it is ready for its intended use or the date of acquisition of the facility subject to existing leases. Accordingly, contractual lease payment increases are recognized evenly over the term of the lease. The periodic difference between lease revenue recognized under this method and contractual lease payment terms is recorded as "Deferred operating lease income receivable," on the Company's Consolidated Balance Sheets.

The Company also recognizes revenue from certain tenant leases for reimbursements of all or a portion of operating expenses, including common area costs, insurance, utilities and real estate taxes of the respective property. This revenue is accrued in the same periods as the expense is incurred and is recorded as "Operating lease income" on the Company's Consolidated Statements of Operations. Revenue is also recorded from certain tenant leases that is contingent upon tenant sales exceeding defined thresholds. These rents are recognized only after the defined threshold has been met for the period.

Management estimates losses inherent in the accrued operating lease income receivable and deferred operating lease income receivable balances as of the balance sheet date and incorporates an asset-specific component, as well as a general, formula-based reserve based on management's evaluation of the credit risks associated with these receivables. At December 31, 2012 and 2011, the total allowance for doubtful accounts was $5.6 million and $3.7 million, respectively.

Interest Income: Interest income on loans receivable is recognized on an accrual basis using the interest method.

On occasion, the Company may acquire loans at premiums or discounts. These discounts and premiums in addition to any deferred costs or fees, are typically amortized over the contractual term of the loan using the interest method. Exit fees are also recognized over the lives of the related loans as a yield adjustment, if management believes it

is probable that such amounts will be received. If loans with premiums, discounts, loan origination or exit fees are prepaid, the Company immediately recognizes the unamortized portion, which is included in "Other income" on the Company's Consolidated Statements of Operations.

The Company considers a loan to be non-performing and places loans on non-accrual status at such time as: (1) the loan becomes 90 days delinquent; (2) the loan has a maturity default; or (3) management determines it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan. While on non-accrual status, based on the Company's judgment as to collectability of principal, loans are either accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash, or on a cost-recovery basis, where all cash receipts reduce a loan's carrying value. Non-accrual loans are returned to accrual status when a loan has become contractually current and management believes all amounts contractually owed will be received.

Certain of the Company's loans contractually provide for accrual of interest at specified rates that differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the borrower.

Prepayment penalties or yield maintenance payments from borrowers are recognized as additional income when received. Certain of the Company's loan investments provide for additional interest based on the borrower's operating cash flow or appreciation of the underlying collateral. Such amounts are considered contingent interest and are reflected as interest income only upon receipt of cash.

The Company holds certain loans initially acquired at a discount, for which it was probable, at acquisition, that all contractually required payments would not be received. The Company does not have a reasonable expectation about the timing and amount of cash flows expected to be collected on these loans and recognizes income when cash is received.

Reserve for loan losses – The reserve for loan losses reflects management's estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is increased through the "Provision for loan losses" on the Company's Consolidated Statements of Operations and is decreased by charge-offs when losses are confirmed through the receipt of assets such as cash in a pre-foreclosure sale or via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased. The Company has one portfolio segment, represented by commercial real estate lending, whereby it utilizes a uniform process for determining its reserve for loan losses. The reserve for loan losses includes a general, formula-based component and an asset-specific component.

The general reserve component covers performing loans and reserves for loan losses are recorded when (i) available information as of each balance sheet date indicates that it is probable a loss has occurred in the portfolio and (ii) the amount of the loss can be reasonably estimated. The formula-based general reserve is derived from estimated principal default probabilities and loss severities applied to groups of loans based upon risk ratings assigned to loans with similar risk characteristics during the Company's quarterly loan portfolio assessment. During this assessment, the Company performs a comprehensive analysis of its loan portfolio and assigns risk ratings to loans that incorporate management's current judgments about their credit quality based on all known and relevant internal and external factors that may affect collectability. The Company considers, among other things, payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographical location as well as national and regional economic factors. This methodology results in loans being segmented by risk classification into risk rating categories that are associated with estimated probabilities of default and principal loss. Ratings range from "1" to "5" with "1" representing the lowest risk of loss and "5" representing the highest risk of loss. The Company estimates loss rates based on historical realized losses experienced within its portfolio and takes into account current economic conditions affecting the commercial real estate market when establishing appropriate time frames to evaluate loss experience.

The asset-specific reserve component relates to reserves for losses on impaired loans. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. This assessment is made on a loan-by-loan basis each quarter based on such factors as payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographical location as well as national and regional economic factors. A reserve is established for an impaired loan when the present value of payments expected to be received, observable market prices, or the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) is lower than the carrying value of that loan.

Substantially all of the Company's impaired loans are collateral dependent and impairment is measured using the estimated fair value of collateral, less costs to sell. The Company generally uses the income approach through internally developed valuation models to estimate the fair value of the collateral for such loans. In more limited cases, the Company obtains external "as is" appraisals for loan collateral, generally when third party participations exist. Valuations are performed or obtained at the time a loan is determined to be impaired and designated non-performing, and they are updated if circumstances indicate that a significant change in value has occurred. In limited cases, appraised values may be discounted when real estate markets rapidly deteriorate.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring ("TDR"). A TDR occurs when the Company has granted a concession and the debtor is experiencing financial difficulties. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Gain or loss on debt extinguishments – The Company recognizes the difference between the reacquisition price of debt and the net carrying amount of extinguished debt currently in earnings. Such amounts may include prepayment penalties or the write-off of unamortized debt issuance costs, and are recorded in "Gain (loss) on early extinguishment of debt, net" on the Company's Consolidated Statements of Operations.

Derivative instruments and hedging activity – The Company recognizes derivatives as either assets or liabilities on the Company's Consolidated Balance Sheets at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the exposure to changes in the fair value of a recognized asset or liability, a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability.

Derivatives, such as foreign currency hedges and interest rate caps, that are not designated hedges are considered economic hedges, with changes in fair value reported in current earnings in "Other expense" on the Company's Consolidated Statements of Operations. The Company does not enter into derivatives for trading purposes.

Stock-based compensation – Compensation cost for stock-based awards is measured on the grant date and adjusted over the period of the employees' services to reflect (i) actual forfeitures and (ii) the outcome of awards with performance or service conditions through the requisite service period. The Company recognizes compensation cost for performance-based awards if and when the Company concludes that it is probable that the performance condition will be achieved. Compensation cost for market condition-based awards is determined using a Monte Carlo model to simulate a range of possible future stock prices for the Company's Common Stock, which is reflected in the grant date fair value. All compensation cost for market-condition based awards in which the service conditions are met is recognized regardless of whether the market condition is satisfied. Compensation costs are recognized ratably over the applicable vesting/service period and recorded in "General and administrative" on the Company's Consolidated Statements of Operations.

Income taxes – The Company has elected to be qualified and taxed as a REIT under section 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company is subject to federal income taxation at corporate rates on its REIT taxable income, however, the Company is allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation at the shareholder level only. In addition, the Company is allowed several other deductions in computing its REIT taxable income, including non-cash items such as depreciation expense and certain specific reserve amounts that the Company deems to be uncollectable. These deductions allow the Company to shelter a portion of its operating cash flow from its dividend payout requirement under federal tax laws. In addition, the Company has made foreclosure elections for certain properties acquired through foreclosure which allows the Company to operate these properties within the REIT but subjects them to certain tax obligations. The carrying value of assets with foreclosure elections as of December 31, 2012 is $1.23 billion. The Company intends to operate in a manner consistent with and to elect to be treated as a REIT for tax purposes. As of December 31, 2011, the Company had $423.9 million of net operating loss carryforwards at the corporate REIT level, which can generally be used to offset both ordinary and capital taxable income in future years and will expire through 2031 if unused. The amount of net operating loss carryforwards as of December 31, 2012 will be subject to finalization of the 2012 tax returns. The Company recognizes interest expense and penalties related to uncertain tax positions, if any, as "Income tax (expense) benefit" on the Company's Consolidated Statements of Operations.

The Company can participate in certain activities from which it was previously precluded in order to maintain its qualification as a REIT, as long as these activities are conducted in entities which elect to be treated as taxable subsidiaries under the Code, subject to certain limitations. As such, the Company, through its taxable REIT subsidiaries ("TRSs"), is engaged in various real estate related opportunities, primarily related to managing activities related to certain foreclosed assets, as well as managing various investments in equity affiliates, including LNR. As of December 31, 2012, $796.8 million of the Company's assets were owned by TRS entities. The Company's TRS entities are not consolidated for federal income tax purposes and are taxed as corporations. For financial reporting purposes, current and deferred taxes are provided for on the portion of earnings recognized by the Company with respect to its interest in TRS entities. The following represents the Company's TRS income tax expense ($ in thousands):

For the Years Ended December 31,	2012	2011	2010
Current tax expense	**$8,445**	$ 9,010	$2,550
Deferred tax expense (benefit)[1]	–	(13,729)	4,473
Total income tax expense (benefit)	**$8,445**	$ (4,719)	$7,023

Explanatory Note:

(1) During the year ended December 31, 2011, the Company sold its investment in Oak Hill Advisors L.P. (see Note 6) and recognized a deferred tax benefit resulting from the reversal of a deferred tax liability associated with the investment. See the table below for the Company's deferred tax assets and liabilities as of December 31, 2012 and 2011.

During the year ended December 31, 2012, the Company's TRS entities generated taxable income of $42.2 million which was partially offset by the utilization of net operating loss carryforwards, resulting in current tax expense of $8.4 million. During the year ended December 31, 2011, the Company's TRS entities generated taxable income of $75.8 million which was partially offset by the utilization of net operating loss carryforwards, resulting in current tax expense of $9.0 million. The Company's TRS taxable income for the year ended December 31, 2011 included the gain on the Company's sale of its investment in Oak Hill Advisors L.P. (see Note 6).

Total cash paid for taxes for the years ended December 31, 2012, 2011 and 2010, was $5.5 million, $8.5 million and $7.3 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The Company evaluates the realizability of its deferred tax assets and recognizes a valuation allowance if, based on the available evidence, both positive and negative, it is more likely than not that some portion or

all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers, among other matters, estimates of expected future taxable income, nature of current and cumulative losses, existing and projected book/tax differences, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Based on an assessment of all factors, including historical losses and continued volatility of the activities within the TRS entities, it was determined that valuation allowances of $40.8 million and $50.9 million were required on the net deferred tax assets as of December 31, 2012 and 2011, respectively. Changes in estimate of deferred tax asset realizability, if any are included in "Income tax (expense) benefit" on the Consolidated Statements of Operations.

Deferred tax assets and liabilities of the Company's TRS entities were as follows ($ in thousands):

As of December 31,	2012	2011
Deferred tax assets[1]	**$ 40,800**	$ 50,889
Valuation allowance	**(40,800)**	(50,889)
Net deferred tax assets (liabilities)	**$ -**	$ -

Explanatory Note:

(1) Deferred tax assets as of December 31, 2012, include real estate basis differences of $31.2 million, net operating loss carryforwards of $10.8 million and investment basis differences of $(1.2) million. Deferred tax assets as of December 31, 2011, include real estate basis differences of $30.8 million, net operating loss carryforwards of $22.8 million and investment basis differences of $(0.6) million.

Earnings per share – The Company uses the two-class method in calculating EPS when it issues securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company when, and if, the Company declares dividends on its common stock. Vested HPU shares are entitled to dividends of the Company when dividends are declared. Basic earnings per share ("Basic EPS") for the Company's Common Stock and HPU shares are computed by dividing net income allocable to common shareholders and HPU holders by the weighted average number of shares of Common Stock and HPU shares outstanding for the period, respectively. Diluted earnings per share ("Diluted EPS") is calculated similarly, however, it reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower earnings per share amount.

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are deemed a ("Participating Security") and are included in the computation of earnings per share pursuant to the two-class method. The Company's unvested restricted stock units and restricted stock awards with rights to dividends and common stock equivalents issued under its Long-Term Incentive Plans are considered participating securities and have been included in the two-class method when calculating EPS.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, "Presentation of Comprehensive Income," which requires entities to (1) present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income and (2) present reclassification of other comprehensive income on the face of the income statement. In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05," which deferred the requirements of entities to present reclassification of other comprehensive income on the face of the income statement. The Company adopted this ASU beginning with the reporting period ended March 31, 2012, as required, and now presents Consolidated Statements of Comprehensive Income (Loss).

In February 2013, the FASB issued ASU 2013-12, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". This guidance is the culmination of the board's redeliberation on reporting reclassification adjustments from accumulated other comprehensive income. The standard requires that companies present information about reclassification adjustments from accumulated other comprehensive income in their interim and annual financial statements in a single note or on the face of the financial statements. This ASU is effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt this ASU beginning with the reporting period ending March 31, 2013.

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU is a result of joint efforts by the FASB and IASB to develop a single, converged framework on how to measure fair value and what disclosures to provide about fair value measurements. This ASU is largely consistent with existing fair value measurement principles of U.S. GAAP, however, it expands existing disclosure requirements for fair value measurements. The ASU is effective for interim and annual reporting periods beginning after December 15, 2011 and applied prospectively. The Company adopted this ASU beginning with the reporting period ended March 31, 2012, as required. Adoption of this guidance resulted in expanded disclosures on fair value measurements, included in Note 14, but did not have an impact on the Company's measurements of fair value.

Note 4 – Real Estate

The Company's real estate assets were comprised of the following ($ in thousands):

	Net Lease Assets	Operating Properties	Land	Total
As of December 31, 2012				
Land and land improvements	$ 344,239	$ 132,028	$786,114	$1,262,381
Buildings and improvements	1,295,081	669,186	-	1,964,267
Less: accumulated depreciation and amortization	(315,699)	(109,634)	(2,292)	(427,625)
Real estate, net	$1,323,621	$ 691,580	$783,822	$2,799,023
Real estate available and held for sale	-	454,587	181,278	635,865
Total real estate	$1,323,621	$1,146,167	$965,100	$3,434,888
As of December 31, 2011				
Land and land improvements	$ 378,458	$ 84,010	$851,272	$1,313,740
Buildings and improvements	1,394,691	636,241	-	2,030,932
Less: accumulated depreciation and amortization	(302,851)	(90,383)	(3,527)	(396,761)
Real estate, net	$1,470,298	$ 629,868	$847,745	$2,947,911
Real estate available and held for sale	-	551,998	125,460	677,458
Total real estate	$1,470,298	$1,181,866	$973,205	$3,625,369

Real estate available and held for sale – As of December 31, 2012 and 2011, the Company had $374.1 million and $419.0 million, respectively, of residential properties available for sale in its operating properties portfolio. The Company is actively marketing and selling condominium units in these projects. During the years ended December 31, 2012 and 2011, the Company sold condominium units for total net proceeds of $319.3 million and $154.0 million, respectively, and recorded income from sales of residential properties totaling $63.5 million and $5.7 million, respectively.

Real estate assets held for sale included $181.3 million of land assets and $80.5 million of commercial operating properties as of December 31, 2012 and $125.5 million of land assets and $133.0 million of commercial operating properties as of December 31, 2011. During the year ended December 31, 2012, the Company had a change in its business plans to sell two commercial operating properties previously considered held for sale. As of December 31, 2012, the carrying amount of these assets was $49.8 million and was recorded in Real Estate, net. The assets were reclassified at their carrying value prior to classification as held for sale and adjusted for depreciation expense during the held for sale period, which was lower than the assets fair value at the time of the change in plans to sell. In connection with the reclassification of these assets to held and used, the Company reclassified their results of operations for each of the periods presented, as follows:

For the Years Ended December 31,	2012	2011	2010
Other income	$ 21,148	$ 21,663	$ 22,751
Real estate expenses	$(22,603)	$(24,297)	$(25,612)

Acquisitions – During the year ended December 31, 2012, the Company acquired title to properties previously serving as collateral on its loan receivables with a total fair value of $269.1 million at the time of foreclosure (see Note 5). These properties included $172.4 million of residential operating properties, $63.4 million of commercial operating properties and $33.3 million of land assets.

During the year ended December 31, 2012, the Company also acquired land and other assets with a fair value of $27.3 million from a third party to form a new venture related to one of the Company's commercial operating properties. The third party contributed land into the venture in a non-cash exchange for a non-controlling interest and the Company continues to consolidate the subsidiary. In conjunction with the formation of this new venture, the venture contributed land with a recorded value of $11.6 million in a non-cash exchange for a 40% noncontrolling equity interest in a separate new venture. The Company did not recognize any gains or losses associated with these transactions.

In addition, during 2012, the Company acquired land and other assets with a fair value of $11.5 million from a third party to form a new strategic venture related to one of the Company's active land development projects. The third party contributed land into the venture in a non-cash exchange for a non-controlling interest and the Company continues to consolidate the subsidiary. The Company did not recognize any gains or losses associated with the transaction. Based upon certain rights held by the minority partner in this land venture that provide it with an option to redeem its interest at fair value after seven years, the Company has reflected the partner's non-controlling interest in this venture as a redeemable non-controlling interest within its Consolidated Balance Sheet at December 31, 2012. As it is probable that the interest will become redeemable, subsequent changes in fair value are being accreted over the seven year period from the date of issuance to the earliest redemption date using the interest method. As of December 31, 2012, the estimated redemption value of the redeemable non-controlling interest is $17.9 million.

During the year ended December 31, 2011, the Company acquired title to properties previously serving as collateral on its loan receivables with a total fair value of $502.5 million at the time of foreclosure (see Note 5). These properties included $61.8 million of residential operating properties, $258.8 million of commercial operating properties and $181.9 million of land assets.

Dispositions - During the year ended December 31, 2012, the Company sold a portfolio of 12 net lease assets with an aggregate carrying value of $105.7 million and recorded a gain of $24.9 million resulting from the transaction. Certain of the properties were subject to secured term loans with a remaining principal balance of $50.8 million that were repaid in full at closing (see Note 8). In addition to this portfolio sale, during 2012, the Company sold net lease assets with a carrying value of $9.8 million, resulting in a net gain of $2.4 million. During the year ended December 31, 2012, the Company sold commercial operating properties with an aggregate carrying value of $29.3 million and land assets with a carrying value of $72.1 million for proceeds that approximated carrying value.

During the year ended December 31, 2011, the Company sold net lease assets with carrying values of $34.1 million, resulting in a net gain of $3.2 million. During 2011, the Company also sold commercial operating properties with an aggregate carrying value of $17.9 million and land assets with a carrying value of $9.5 million for proceeds that approximated carrying value.

During the year ended December 31, 2010, the Company completed the sale of a portfolio of 32 net lease assets to a single purchaser for a gross purchase price of $1.35 billion that resulted in a net gain of $250.3 million. The aggregate carrying value of the portfolio of assets was $1.05 billion. At the time of sale, the Company had reduced its gain on sale and recorded a liability based upon certain contingent obligations that have now been fully resolved. Upon resolution of this liability in 2011, the Company realized $22.2 million of the gain previously deferred and recorded the gain in "Gain from discontinued operations" on the Company's Consolidated Statements of Operations for the year ended December 31, 2011. As part of the purchaser's financing for the transaction, the Company provided the purchaser with $105.6 million of mezzanine loans, which have been fully repaid as of December 31, 2012.

In addition to the sale of the portfolio of assets noted above, during the year ended December 31, 2010, the Company sold net lease assets with carrying values of $119.7 million, which resulted in gains of $20.1 million. During 2010, the Company also sold commercial operating properties with a carrying value of $180.6 million and land assets with a carrying value of $3.1 million for proceeds that approximated carrying value.

Discontinued Operations - The following table summarizes income from discontinued operations for the years ended December 31, 2012, 2011 and 2010, respectively ($ in thousands):

For the Years Ended December 31,	2012	2011	2010
Revenues	$ 5,561	$ 16,512	$ 88,536
Total expenses	(2,450)	(14,683)	(62,143)
Impairment of assets	(22,576)	(9,147)	(9,572)
Income (loss) from discontinued operations	$(19,465)	$ (7,318)	$ 16,821

Impairments - During the years ended December 31, 2012, 2011 and 2010 the Company recorded impairments on real estate assets totaling $35.4 million, $22.4 million and $25.2 million. Of these amounts, $22.6 million, $9.1 million and $9.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, have been reclassified to discontinued operations due to the assets being sold or classified as held for sale as of December 31, 2012 (see above).

Intangible assets - As of December 31, 2012, 2011 and 2010, the Company had $59.9 million and $53.6 million, respectively, of unamortized finite lived intangible assets primarily related to the acquisition of real estate assets. The total amortization expense for these intangible assets was $10.6 million, $11.0 million and $9.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. The estimated aggregate amortization costs for each of the five succeeding fiscal years are as follows ($ in thousands):

Year	
2013	$11,534
2014	$ 9,221
2015	$ 7,589
2016	$ 6,770
2017	$ 5,721

Future Minimum Operating Lease Payments - Future minimum operating lease payments under non-cancelable leases, excluding customer reimbursements of expenses, in effect at December 31, 2012, are as follows ($ in thousands):

Year	Net Lease Assets	Operating Properties
2013	$126,777	$54,590
2014	$129,622	$53,516
2015	$130,871	$48,925
2016	$128,347	$46,426
2017	$121,533	$43,754

Tenant Reimbursements – The Company receives reimbursements from tenants for certain facility operating expenses including common area costs, insurance, utilities and real estate taxes. Tenant expense reimbursements for the years ended December 31, 2012, 2011 and 2010 were $30.9 million, $29.4 million and $33.2 million, respectively, and are included in "Operating lease income" on the Company's Consolidated Statements of Operations.

Note 5 – Loans Receivable, net

The following is a summary of the Company's loans receivable by class ($ in thousands):

As of December 31,	2012	2011
Type of Investment		
Senior mortgages	**$1,751,256**	$2,801,213
Subordinate mortgages	**152,737**	211,491
Corporate/Partnership loans	**450,491**	478,892
Total gross carrying value of loans[1]	**$2,354,484**	$3,491,596
Reserves for loan losses	**(524,499)**	(646,624)
Total carrying value of loans	**$1,829,985**	$2,844,972
Other lending investments – securities	**–**	15,790
Total loans receivable, net	**$1,829,985**	$2,860,762

Explanatory Note:

(1) The Company's recorded investment in loans as of December 31, 2012 and 2011, was $2.36 billion and $3.50 billion, respectively, which consists of total gross carrying value of loans plus accrued interest of $9.8 million and $13.3 million, for the same two periods, respectively.

During the year ended December 31, 2012, the Company originated and funded $39.6 million of loans and received principal repayments of $710.7 million. During the same period, the Company sold loans with a total carrying value of $53.9 million, for which it recognized charge-offs of $3.3 million and also recorded income of $6.4 million in "Other income" on the Company's Consolidated Statements of Operations.

During the year ended December 31, 2012, the Company received title to properties in full or partial satisfaction of non-performing mortgage loans with a gross carrying value of $352.8 million, for which the properties had served as collateral, and recorded charge-offs totaling $85.3 million related to these loans. These properties were recorded as "Real estate, net" or "Real estate available and held for sale" on the Company's Consolidated Balance Sheets (see Note 4).

Reserve for Loan Losses – Changes in the Company's reserve for loan losses were as follows ($ in thousands):

For the Years Ended December 31,	2012	2011	2010
Reserve for loan losses at beginning of period	**$ 646,624**	$ 814,625	$1,417,949
Provision for loan losses	**81,740**	46,412	331,487
Charge-offs	**(203,865)**	(214,413)	(934,811)
Reserve for loan losses at end of period	**$ 524,499**	$ 646,624	$ 814,625

The Company's recorded investment in loans (comprised of a loan's carrying value plus accrued interest) and the associated reserve for loan losses were as follows ($ in thousands):

	Individually Evaluated for Impairment[1]	Collectively Evaluated for Impairment[2]	Loans Acquired with Deteriorated Credit Quality[3]	Total
As of December 31, 2012				
Loans	**$1,095,957**	**$1,210,077**	**$ 58,281**	**$2,364,315**
Less: Reserve for loan losses	**(472,058)**	**(33,100)**	**(19,341)**	**(524,499)**
Total	**$ 623,899**	**$1,176,977**	**$ 38,940**	**$1,839,816**
As of December 31, 2011				
Loans	$1,525,337	$1,919,876	$ 59,648	$3,504,861
Less: Reserve for loan losses	(554,131)	(73,500)	(18,993)	(646,624)
Total	$ 971,206	$1,846,376	$ 40,655	$2,858,237

Explanatory Notes:

(1) The carrying value of these loans include unamortized discounts, premiums, deferred fees and costs aggregating to a net discount of $4.0 million and a net premium of $0.1 million as of December 31, 2012 and 2011, respectively. The Company's loans individually evaluated for impairment primarily represent loans on non-accrual status and therefore, the unamortized amounts associated with these loans are not currently being amortized into income.

(2) The carrying value of these loans include unamortized discounts, premiums, deferred fees and costs aggregating to a net discount of $3.8 million and $0.2 million as of December 31, 2012 and 2011, respectively.

(3) The carrying value of these loans include unamortized discounts, premiums, deferred fees and costs aggregating to a net premium of $0.1 million and a net discount of $15.0 million as of December 31, 2012 and 2011, respectively. These loans had cumulative principal balances of $58.8 million and $74.5 million, as of December 31, 2012 and 2011, respectively.

Credit Characteristics – As part of the Company's process for monitoring the credit quality of its loans, it performs a quarterly loan portfolio assessment and assigns risk ratings to each of its performing loans. The Company's recorded investment in performing loans, presented by class and by credit quality, as indicated by risk rating, was as follows ($ in thousands):

	As of			
	December 31, 2012		December 31, 2011	
	Performing Loans	Weighted Average Risk Ratings	Performing Loans	Weighted Average Risk Ratings
Senior mortgages	$ 840,593	2.75	$1,514,016	3.19
Subordinate mortgages	99,698	2.27	190,342	3.36
Corporate/Partnership loans	444,772	3.69	472,178	3.61
Total	$1,385,063	3.01	$2,176,536	3.29

As of December 31, 2012, the Company's recorded investment in loans, aged by payment status and presented by class, were as follows ($ in thousands):

	Current	Less Than and Equal to 90 Days	Greater Than 90 Days	Total Past Due	Total
Senior mortgages	$ 862,082	$62,768	$830,906	$893,674	$1,755,756
Subordinate mortgages	99,698	–	53,979	53,979	153,677
Corporate/Partnership loans	444,772	–	10,110	10,110	454,882
Total	$1,406,552	$62,768	$894,995	$957,763	$2,364,315

Impaired Loans – The Company's recorded investment in impaired loans, presented by class, were as follows ($ in thousands)[(1)]:

	As of					
	December 31, 2012			December 31, 2011		
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:						
Senior mortgages	$ 108,077	$ 107,850	$ –	$ 219,488	$ 218,612	$ –
Corporate/Partnership loans	10,110	10,160	–	10,110	10,160	–
Subtotal	$ 118,187	$ 118,010	$ –	$ 229,598	$ 228,772	$ –
With an allowance recorded:						
Senior mortgages	$ 918,975	$ 918,496	$(442,760)	$1,268,962	$1,263,195	$(540,670)
Subordinate mortgages	53,979	53,679	(39,579)	22,480	22,558	(22,480)
Corporate/Partnership loans	63,096	63,246	(9,060)	62,591	62,845	(9,974)
Subtotal	$1,036,050	$1,035,421	$(491,399)	$1,354,033	$1,348,598	$(573,124)
Total:						
Senior mortgages	$1,027,052	$1,026,346	$(442,760)	$1,488,450	$1,481,807	$(540,670)
Subordinate mortgages	53,979	53,679	(39,579)	22,480	22,558	(22,480)
Corporate/Partnership loans	73,206	73,406	(9,060)	72,701	73,005	(9,974)
Total	$1,154,237	$1,153,431	$(491,399)	$1,583,631	$1,577,370	$(573,124)

Explanatory Note:

(1) All of the Company's non-accrual loans are considered impaired and included in the table above. In addition, as of December 31, 2012 and 2011, certain loans modified through troubled debt restructurings with a recorded investment of $175.0 million and $255.3 million, respectively, are also included as impaired loans in accordance with GAAP although they are performing and on accrual status.

The Company's average recorded investment in impaired loans and interest income recognized, presented by class, were as follows ($ in thousands):

	For the Years Ended December 31,					
	2012		2011		2010	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:						
Senior mortgages	**$ 162,093**	**$2,765**	$ 309,079	$31,799	$ 659,150	$20,472
Subordinate mortgages	**–**	**–**	–	–	1,404	87
Corporate/Partnership loans	**10,110**	**160**	10,110	680	27,526	1,868
Subtotal	**$ 172,203**	**$2,925**	$ 319,189	$32,479	$ 688,080	$22,427
With an allowance recorded:						
Senior mortgages	**$1,064,045**	**$3,865**	$1,608,486	$ 7,187	$2,411,735	$ 5,183
Subordinate mortgages	**52,208**	**–**	19,477	–	77,125	107
Corporate/Partnership loans	**62,248**	**312**	66,087	332	65,118	–
Subtotal	**$1,178,501**	**$4,177**	$1,694,050	$ 7,519	$2,553,978	$ 5,290
Total:						
Senior mortgages	**$1,226,138**	**$6,630**	$1,917,565	$38,986	$3,070,885	$25,655
Subordinate mortgages	**52,208**	**–**	19,477	–	78,529	194
Corporate/Partnership loans	**72,358**	**472**	76,197	1,012	92,644	1,868
Total	**$1,350,704**	**$7,102**	$2,013,239	$39,998	$3,242,058	$27,717

During the year ended December 31, 2011, the Company recorded interest income of $26.3 million related to the resolution of certain non-performing loans. Interest income was not previously recorded while the loans were on non-accrual status.

Troubled Debt Restructurings – During the years ended December 31, 2012 and 2011, the Company modified loans that were determined to be troubled debt restructurings. The recorded investment in these loans was impacted by the modifications as follows, presented by class ($ in thousands):

	For the Years Ended December 31,					
	2012			2011		
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Senior mortgages	8	**$319,667**	**$272,753**	7	$191,158	$190,893

Troubled debt restructurings that subsequently defaulted during the period were as follows ($ in thousands):

	For the Years Ended December 31,			
	2012		2011	
	Number of Loans	Outstanding Recorded Investment	Number of Loans	Outstanding Recorded Investment
Senior mortgages	1	**$18,511**	1	$28,005

Troubled debt restructurings that occurred during the year ended December 31, 2012 included the modifications of performing loans with a combined recorded investment of $64.1 million. The modified terms of these loans granted maturity extensions ranging from one year to three years and included conditional extension options in certain cases dependent on borrower-specific performance hurdles. In each case, the Company believes the borrowers can perform under the modified terms of the loans and continues to classify these loans as performing.

Non-performing loans with a combined recorded investment of $255.6 million were also modified during the year ended December 31, 2012 and continued to be classified as non-performing subsequent to modification. Included in this balance was a loan with a recorded investment of $181.5 million prior to modification, for which the Company agreed to reduce the outstanding principal balance and recorded charge-offs totaling $45.5 million, and also reduce the loan's interest rate. The remaining non-performing loans were granted maturity extensions ranging from one month to seven months and the interest rate was reduced on one loan.

Troubled debt restructurings that occurred during the year ended December 31, 2011 included the modifications of performing loans with a combined recorded investment of $129.2 million. The modified terms of these loans granted maturity extensions ranging from three months to five years and included conditional extension options in certain cases dependent on borrower-specific performance hurdles. The Company reduced the rate on loans with a combined recorded investment of $59.5 million from a combined weighted average rate of 6.2% to 4.1%. In each case, the Company believed the borrowers could perform under the modified terms of the loans and classified these loans as performing after the modification. One of these loans subsequently defaulted.

Non-performing loans with a combined recorded investment of $62.0 million were also modified during the year ended December 31, 2011 and continued to be classified as non-performing subsequent to modification. Included in this balance was a loan with a recorded investment of $46.1 million, for which the Company granted a maturity extension of six months while also reducing the loan's interest rate. The Company also extended a discounted payoff option on another loan that was classified as non-performing.

Generally when granting concessions, the Company will seek to protect its position by requiring incremental pay downs, additional collateral or guarantees and in some cases lookback features or equity kickers to offset concessions granted should conditions impacting the loan improve. The Company's determination of credit losses is impacted by troubled debt restructurings whereby loans that have gone through troubled debt restructurings are considered impaired, assessed for specific reserves, and are not included in the Company's assessment of general loan loss reserves. Loans previously restructured under troubled debt restructurings that subsequently default are reassessed to incorporate the Company's current assumptions on expected cash flows and additional provision expense is recorded to the extent necessary. As of December 31, 2012, the Company had $21.6 million of unfunded commitments associated with modified loans considered troubled debt restructurings.

Note 6 – Other Investments

The Company's other investments and its proportionate share of results from equity method investments were as follows ($ in thousands):

	Carrying Value as of December 31,		Equity in Earnings for the Years Ended December 31,		
	2012	2011	2012	2011	2010
LNR	**$205,773**	$159,764	**$ 60,669**	$53,861	$ 1,797
Madison Funds	**56,547**	103,305	**10,246**	3,641	9,717
Oak Hill Funds	**29,840**	56,817	**5,844**	1,918	11,613
Real estate equity investments	**47,619**	69,100	**21,636**	(5,273)	2,522
Other equity method investments[1]	**47,939**	56,849	**4,614**	40,944	26,259
Total equity method investments	**$387,718**	$445,835	**$103,009**	$95,091	$51,908
Other	**11,125**	12,000			
Total other investments	**$398,843**	$457,835			

Explanatory Note:

(1) For the years ended December 31, 2011 and 2010, amounts include $38.4 million and $22.4 million, respectively, of earnings related to Oak Hill Advisors, L.P. and related entities that were sold in October 2011.

Equity Method Investments

LNR – On July 29, 2010, the Company acquired an ownership interest of approximately 24% in LNR Property Corporation ("LNR"). LNR is a servicer and special servicer of commercial mortgage loans and CMBS and a diversified real estate investment, finance and management company. In the transaction, the Company and a group of investors, including other creditors of LNR, acquired 100% of the common stock of LNR in exchange for cash and the extinguishment of existing senior notes of LNR's parent holding company (the "Holdco Notes"). The Company contributed $100.0 million aggregate principal amount of Holdco Notes and $100.0 million in cash in exchange for an equity interest of $120.0 million. During the year ended December 31, 2010, the Company executed the discounted payoff of a separate $25.0 million principal value loan with LNR for which it received proceeds of $24.5 million in full repayment.

Subsequent to year end, the Company signed a definitive agreement to sell its interest in LNR (see Note 17 – Subsequent Events for further details).

The following table represents the latest available investee level summarized financial information for LNR ($ in thousands)[1]:

	For the Years Ended September 30,		For the Period July 29 to September 30,
	2012	2011	2010
Income Statements			
Total revenue[2]	**$332,902**	$327,032	$40,022
Income tax expense (benefit)[3]	**$ 6,731**	$ (76,558)	$ 685
Net income attributable to LNR	**$253,039**	$225,190	$ 7,495
iStar's ownership percentage	**24%**	24%	24%
iStar's equity in earnings from LNR	**$ 60,669**	$ 53,861	$ 1,797

As of September 30,	2012	2011
Balance Sheets		
Total assets[2]	**$1,384,337**	$1,288,923
Total debt[2]	**$ 398,912**	$ 469,631
Total liabilities[2]	**$ 517,088**	$ 576,835
Noncontrolling interests	**$ 1,560**	$ 39,940
LNR Property LLC equity	**$ 865,689**	$ 672,147
iStar's ownership percentage	**24%**	24%
iStar's equity in LNR	**$ 205,773**	$ 159,764

Explanatory Notes:

(1) The Company records its investment in LNR on a one quarter lag, therefore, amounts in the Company's financial statements for the year ended December 31, 2012 and 2011 are based on balances and results from LNR for the years ended September 30, 2012 and 2011. LNR was acquired in July of 2010, therefore results for the year ended December 31, 2010 are based on balances from LNR for the period July 29, 2010 to September 30, 2010.

(2) LNR consolidates certain commercial mortgage-backed securities and collateralized debt obligation trusts that are considered VIEs (and for which it is the primary beneficiary), that have been excluded from the amounts presented above. As of September 30, 2012 and 2011, the assets of these trusts, which aggregated approximately $97.52 billion and $126.66 billion, respectively, were the sole source of repayment of the related liabilities, which aggregated approximately $97.21 billion and $126.64 billion, respectively, and are non-recourse to LNR and its equity holders, including the Company. In addition, total revenue presented above includes $95.4 million, $119.0 million and $16.8 million for the years ended September 30, 2012, 2011 and for the period July 29, 2010 to September 30, 2010, respectively, of servicing fee revenue that is eliminated upon consolidation of the VIE's at the LNR level. This income is then added back through consolidation at the LNR level as an adjustment to income allocable to noncontrolling entities and has no net impact on net income attributable to LNR.

(3) During the year ended December 31, 2011, LNR recorded an income tax benefit from the settlement of certain tax liabilities.

Madison Funds – As of December 31, 2012, the Company owned a 29.52% interest in Madison International Real Estate Fund II, LP, a 32.92% interest in Madison International Real Estate Fund III, LP and a 29.52% interest in Madison GP1 Investors, LP (collectively, the "Madison Funds"). The Madison Funds invest in ownership positions of entities that own real estate assets. The Company determined that all of these entities are variable interest entities and that an external member is the primary beneficiary.

Oak Hill Funds – As of December 31, 2012, the Company owned a 5.92% interest in OHA Strategic Credit Master Fund, L.P. ("OHASCF"). OHASCF was formed to acquire and manage a diverse portfolio of assets, investing in distressed, stressed and undervalued loans, bonds, equities and other investments.

Real Estate Equity Investments – As of December 31, 2012, the Company's real estate equity investments included equity interests in real estate ventures ranging from 31% to 70%, comprised of investments of $16.4 million in net lease assets, $25.7 million in operating properties and $5.5 million in land assets. As of December 31, 2011, the Company's real estate equity investments included $16.3 million in net lease assets, $38.0 million in operating properties and $14.8 million in land assets. One of the Company's equity investments in operating properties represents a 33% interest in residential property units. During the year ended December 31, 2012, the Company's earnings from its interest in this property includes income from sales of residential units of $26.0 million.

Oak Hill Advisors – In October 2011, the Company sold a substantial portion of its interests in Oak Hill Advisors, L.P. and related entities for $183.7 million of net cash proceeds, which resulted in a net gain of $30.3 million that was recorded in "Earnings from equity method investments" on the Company's Consolidated Statements of Operations. Glenn R. August, a former director of the Company and the president and senior partner of Oak Hill Advisors, L.P., participated in the transaction as a purchaser. In conjunction with the sale of its interests in Oak Hill Advisors, L.P., the Company retained interests in its share of certain unearned incentive fees of various funds. These fees are contingent on the future performance of the funds and the Company will recognize income related to these fees if and when the amounts are realized.

Other Equity Method Investments – The Company also had smaller investments in several other entities that were accounted for under the equity method. Several of these investments are in real estate related funds or other strategic investment opportunities within niche markets.

Summarized Financial Information – The following table presents the investee level summarized financial information of the Company's equity method investments, excluding LNR ($ in thousands):

For the Years Ended December 31,	2012	2011	2010
Income Statements			
Revenues	**$401,870**	$198,340	$590,265
Net income attributable to parent entities	**$304,960**	$ 97,066	$342,661

As of December 31,	2012	2011
Balance Sheets		
Total assets	**$2,830,087**	$3,079,736
Total liabilities	**$ 163,164**	$ 197,246
Noncontrolling interests	**$ 29,553**	$ 4,139
Total equity	**$2,637,370**	$2,878,351

Note 7 – Other Assets and Other Liabilities

Deferred expenses and other assets, net, consist of the following items ($ in thousands):

As of December 31,	2012	2011
Deferred financing fees, net[1]	**$26,629**	$21,443
Leasing costs, net[2]	**20,205**	12,423
Other receivables	**11,517**	23,943
Corporate furniture, fixtures and equipment, net[3]	**7,537**	9,034
Prepaid expenses	**5,218**	5,441
Other assets	**22,884**	18,555
Deferred expenses and other assets, net	**$93,990**	$90,839

Explanatory Notes:

(1) Accumulated amortization on deferred financing fees was $4.1 million and $13.3 million as of December 31, 2012 and 2011, respectively.

(2) Accumulated amortization on leasing costs was $6.6 million and $5.5 million as of December 31, 2012 and 2011, respectively.

(3) Accumulated depreciation on corporate furniture, fixtures and equipment was $6.2 million and $8.1 million as of December 31, 2012 and 2011, respectively.

Accounts payable, accrued expenses and other liabilities consist of the following items ($ in thousands):

As of December 31,	2012	2011
Accrued expenses	**$ 50,467**	$ 36,332
Accrued interest payable	**29,521**	30,122
Security deposits and other investment deposits	**13,717**	12,192
Unearned operating lease income	**11,294**	10,073
Property taxes payable	**8,206**	6,495
Derivative liabilities	**3,435**	2,373
Other liabilities	**15,820**	7,770
Accounts payable, accrued expenses and other liabilities	**$132,460**	$105,357

Note 8 – Debt Obligations, net

As of December 31, 2012 and 2011, the Company's debt obligations were as follows ($ in thousands):

	Carrying Value as of December 31,			
	2012	2011	Stated Interest Rates	Scheduled Maturity Date
Secured credit facilities and term loans:				
2011 Tranche A-1 Facility	$ –	$ 961,580	LIBOR + 3.75%(1)	–
2011 Tranche A-2 Facility	–	1,450,000	LIBOR + 5.75%(1)	–
2012 Tranche A-1 Facility	169,164	–	LIBOR + 4.00%(2)	March 2016
2012 Tranche A-2 Facility	470,000	–	LIBOR + 5.75%(2)	March 2017
October 2012 Secured Credit Facility	1,754,466	–	LIBOR + 4.50%(3)	October 2017
Term loans collateralized by net lease assets	264,432	293,192	4.851% – 7.68%	Various through 2026
Total secured credit facilities and term loans	$2,658,062	$2,704,772		
Unsecured credit facility:				
Line of credit	$ –	$ 243,650	LIBOR + 0.85%	–
Unsecured notes:				
5.15% senior notes	–	263,466	5.15%	–
5.50% senior notes	–	92,845	5.50%	–
LIBOR + 0.50% senior convertible notes	–	784,750	LIBOR + 0.50%	–
8.625% senior notes	96,801	501,701	8.625%	June 2013
5.95% senior notes	448,453	448,453	5.95%	October 2013
6.5% senior notes	–	67,055	6.5%	December 2013
5.70% senior notes	200,601	200,601	5.70%	March 2014
6.05% senior notes	105,765	105,765	6.05%	April 2015
5.875% senior notes	261,403	261,403	5.875%	March 2016
3.0% senior convertible notes(4)	200,000	–	3.0%	November 2016
5.85% senior notes	99,722	99,722	5.85%	March 2017
9.0% senior notes	275,000	–	9.0%	June 2017
7.125% senior notes	300,000	–	7.125%	February 2018
Total unsecured notes	$1,987,745	$2,825,761		
Other debt obligations:				
Other debt obligations	$ 100,000	$ 100,000	LIBOR + 1.5%	October 2035
Total debt obligations	$4,745,807	$5,874,183		
Debt discounts, net	(54,313)	(36,643)		
Total debt obligations, net	$4,691,494	$5,837,540		

Explanatory Notes:

(1) These loans had a LIBOR floor of 1.25%.

(2) These loans each have a LIBOR floor of 1.25%. As of December 31, 2012, inclusive of the floors, the 2012 Tranche A-1 Facility and 2012 Tranche A-2 Facility loans incurred interest at a rate of 5.25% and 7.00%, respectively.

(3) This loan has a LIBOR floor of 1.25%. As of December 31, 2012, inclusive of the floor, the October 2012 Secured Credit Facility incurred interest at a rate of 5.75%. Subsequent to year end, in connection with the repricing of the October 2012 Secured Credit Facility, the loan will bear interest at a rate of LIBOR + 3.50%, with a LIBOR floor of 1.00%. See Note 17 – Subsequent Events.

(4) The Company's convertible senior fixed rate notes due November 2016 ("Convertible Notes") are convertible at the option of the holders, into 85.0 shares per $1,000 principal amount of Convertible Notes, at any time prior to the close of business on November 14, 2016. As of December 31, 2012, the outstanding principal balance of the Company's senior convertible notes was $200.0 million. For the year ended December 31, 2012, the Company recognized interest expense on the convertible notes of $0.8 million.

Future Scheduled Maturities – As of December 31, 2012, future scheduled maturities of outstanding long-term debt obligations are as follows ($ in thousands)[1]:

	Unsecured Debt	Secured Debt	Total
2013	$ 545,254	$ –	$ 545,254
2014	200,601	–	200,601
2015	105,765	46,164	151,929
2016	461,403	134,816	596,219
2017	374,722	2,212,650	2,587,372
Thereafter	400,000	264,432	664,432
Total principal maturities	$2,087,745	$2,658,062	$4,745,807
Unamortized debt discounts, net	(19,147)	(35,166)	(54,313)
Total long-term debt obligations, net	$2,068,598	$2,622,896	$4,691,494

Explanatory Note:

(1) Includes minimum required amortization payments on the March 2012 Secured Credit Facilities and the October 2012 Secured Credit Facility.

October 2012 Secured Credit Facility – On October 15, 2012, the Company entered into a $1.82 billion senior secured credit agreement due October 15, 2017 (the "October 2012 Secured Credit Facility"). The October 2012 Secured Credit Facility bears interest at a rate of LIBOR + 4.50%, with a 1.25% LIBOR floor, and was issued at 99.0% of par. Proceeds from the October 2012 Secured Credit Facility were used to refinance the remaining outstanding balances of the Company's existing 2011 Secured Credit Facilities.

Borrowings under the October 2012 Secured Credit Facility are collateralized by a first lien on a fixed pool of assets, with required minimum collateral coverage of not less than 125% of outstanding borrowings. If collateral coverage is less than 137.5% of outstanding borrowings, 100% of the proceeds from principal repayments and sales of collateral will be applied to repay outstanding borrowings under the October 2012 Secured Credit Facility. For so long as collateral coverage is between 137.5% and 150% of outstanding borrowings, 50% of proceeds from principal repayments and sales of collateral will be applied to repay outstanding borrowings under the October 2012 Secured Credit Facility and for so long as collateral coverage is greater than 150% of outstanding borrowings, the Company may retain all proceeds from principal repayments and sales of collateral. The Company retains proceeds from interest, rent, lease payments and fee income in all cases.

In connection with the October 2012 Secured Credit Facility transaction, the Company incurred $14.8 million in third party fees, of which $8.2 million was recognized in "Other expense" on the Company's Consolidated Statements of Operations as it related to the portion of lenders from the original facility that modified their debt under the new facility. The remaining $6.6 million of fees were recorded in "Deferred expenses and other assets, net" on the Company's Consolidated Balance Sheets, as they related to the portion of lenders that were new to the facility.

The October 2012 Secured Credit Facility contains certain covenants relating to the collateral, among other matters, but does not contain corporate level financial covenants. For so long as the Company maintains its qualification as a REIT, it is permitted to distribute 100% of its REIT taxable income on an annual basis. In addition, the Company may distribute to its stockholders real estate assets, or interests therein, having an aggregate equity value not to exceed $200 million, that are not collateral securing the borrowings under the October 2012 Secured Credit Facility. Except for the distribution of real estate assets described in the preceding sentence, the Company may not pay common dividends if it ceases to qualify as a REIT.

Through December 31, 2012, the Company has made cumulative amortization repayments of $65.5 million on the October 2012 Secured Credit Facility, which exceeds all required amortization payments through March 2016. Repayments of the October 2012 Secured Credit Facility prior to scheduled amortization dates have resulted in losses on early extinguishment of debt of $1.2 million for the year ended December 31, 2012 related to the acceleration of discounts and unamortized deferred financing fees on the portion of the facility that was repaid. See Note 17 – Subsequent Events below for details on the refinancing of the October 2012 Secured Credit Facility in February 2013.

March 2012 Secured Credit Facilities – In March 2012, the Company entered into an $880.0 million senior secured credit agreement providing for two tranches of term loans: a $410.0 million 2012 A-1 tranche due March 2016, which bears interest at a rate of LIBOR + 4.00% (the "2012 Tranche A-1 Facility"), and a $470.0 million 2012 A-2 tranche due March 2017, which bears interest at a rate of LIBOR + 5.75% (the "2012 Tranche A-2 Facility," together the "March 2012 Secured Credit Facilities"). The 2012 A-1 and A-2 tranches were issued at 98.0% of par and 98.5% of par, respectively, and both tranches include a LIBOR floor of 1.25%. Proceeds from the March 2012 Secured Credit Facilities were used to repurchase and repay at maturity $606.7 million aggregate principal amount of the Company's convertible notes due October 2012, to fully repay the $244.0 million balance on the Company's unsecured credit facility due June 2012, and to repay, upon maturity, $90.3 million outstanding principal balance of its 5.50% senior unsecured notes.

The March 2012 Secured Credit Facilities are collateralized by a first lien on a fixed pool of assets. Proceeds from principal repayments and sales of collateral are applied to amortize the March 2012 Secured Credit Facilities. Proceeds received for interest, rent, lease payments and fee income are retained by the Company. The 2012 Tranche A-1 Facility requires amortization payments of $41.0 million to be made every six months beginning December 31, 2012. After the 2012 Tranche A-1 Facility is repaid, proceeds from principal repayments and sales of collateral will be used to amortize the 2012 Tranche A-2 Facility. The Company may make optional prepayments on each tranche of term loans, subject to prepayment fees.

Through December 31, 2012, the Company made cumulative amortization repayments of $240.8 million on the 2012 Tranche A-1 Facility, which exceeds all required amortization payments through December 31, 2014. Repayments of the 2012 Tranche A-1 Facility prior to scheduled amortization dates have resulted in losses on early extinguishment of debt of $8.1 million for the year ended December 31, 2012 related to the acceleration of discounts and unamortized deferred financing fees on the portion of the facility that was repaid.

2011 Secured Credit Facilities – In March 2011, the Company entered into a $2.95 billion senior secured credit agreement providing for two tranches of term loans: a $1.50 billion 2011 A-1 tranche due June

2013, bearing interest at a rate of LIBOR + 3.75% (the "2011 Tranche A-1 Facility"), and a $1.45 billion 2011 A-2 tranche due June 2014, bearing interest at a rate of LIBOR + 5.75% (the "2011 Tranche A-2 Facility," together the "2011 Secured Credit Facilities"). The 2011 A-1 and A-2 tranches were issued at 99.0% of par and 98.5% of par, respectively, and both tranches include a LIBOR floor of 1.25%.

The 2011 Secured Credit Facilities were collateralized by a first lien on a fixed pool of assets. Proceeds from principal repayments and sales of collateral were applied to amortize the 2011 Secured Credit Facilities. Proceeds received for interest, rent, lease payments, fee income and, under certain circumstances, additional amounts funded on assets serving as collateral were retained by the Company. The 2011 Tranche A-1 Facility required that aggregate cumulative amortization payments of not less than $200.0 million would be made on or before December 30, 2011, not less than $450.0 million on or before June 30, 2012, not less than $750.0 million on or before December 31, 2012 and not less than $1.50 billion on or before June 28, 2013. The 2011 Tranche A-2 Facility had amortization requirements that would begin amortizing six months after the repayment in full of the 2011 Tranche A-1 Facility, such that not less than $150.0 million of cumulative amortization payments would be made on or before the six month anniversary of repayment of the Tranche A-1 Facility, with additional amortization payments of $150.0 million due on or before each six month anniversary thereafter, with any unpaid principal amounts due at maturity in June 2014.

The 2011 Secured Credit Facilities were refinanced by the October 2012 Secured Credit Facility. Prior to refinancing, the Company made cumulative amortization repayments of $1.07 billion on the 2011 Secured Credit Facilities, which resulted in losses on early extinguishment of debt of $4.5 million and $12.0 million for the years ended December 31, 2012 and 2011, respectively, related to the acceleration of discounts and unamortized deferred financing fees on the portion of the facility that was repaid.

At the time of the refinancing, the Company had $21.2 million of unamortized discounts and financing fees related to the 2011 Secured Credit Facilities. In connection with the refinancing, the Company recorded a loss on early extinguishment of debt of $12.1 million, related primarily to the portion of lenders in the original facility that did not participate in the new facility. The remaining $9.0 million of unamortized fees and discounts will continue to be amortized to interest expense over the remaining term of the October 2012 Secured Credit Facility.

Secured Term Loans – In October 2012, the Company entered into a $28.0 million secured term loan maturing in November 2019, bearing interest at a rate of LIBOR + 2.00%. Simultaneously with the financing, the Company entered into an interest rate swap to exchange its variable rate on the loan for a fixed interest rate (see Note 10).

In September 2012, the Company refinanced two secured term loans with an aggregate outstanding principal balance of $53.3 million, bearing interest at rates of 5.3% and 8.2% and maturing in January 2013 with a new $54.5 million secured term loan. The new loan bears interest at 4.851%, matures in October 2022 and is collateralized by the same net lease asset as the original term loan. In connection with the refinancing, the Company recorded a loss on early extinguishment of debt of $0.5 million in its Consolidated Statements of Operations for the year ended December 31, 2012.

In addition, during the year ended December 31, 2012, in conjunction with the sale of a portfolio of 12 net lease assets, the Company repaid the $50.8 million outstanding balances of its LIBOR + 4.50% secured term loans due in 2014 and terminated the related interest rate swaps associated with the loans (see Note 10).

In 2011, the Company entered into a $120.0 million secured term loan financing maturing in July 2021. This financing is collateralized by net lease properties occupied by a single tenant and bears interest at 5.05%.

Also, in 2011, the Company refinanced the $47.7 million outstanding principal balance of a maturing secured term loan. In addition, during 2011, the Company entered into an additional $4.6 million secured term loan. The loans bear interest at LIBOR + 4.50%, mature in 2014 and are cross-collateralized by the same net lease assets. Simultaneously with the financings, the Company entered into interest rate swaps to exchange its variable rates on the notes for fixed interest rates.

In 2010, the Company repaid other secured term loans, including a $947.9 million non-recourse loan that was collateralized by the portfolio of net lease assets sold during the period, as well as $153.3 million of other term loans with various maturities. In connection with these repayments, the Company expensed unamortized deferred financing costs and incurred other expenses totaling $22.1 million, which reduced net gain on early extinguishment of debt during the year ended December 31, 2010.

Unsecured Credit Facility – During the year ended December 31, 2012, the Company repaid the $243.7 million remaining principal balance of its LIBOR + 0.85% unsecured credit facility due June 2012. In connection with the repayments, the Company recorded a loss on early extinguishment of debt of $0.2 million.

In 2011, the Company repaid the $329.9 million remaining principal balance of its LIBOR + 0.85% unsecured line of credit.

Secured Notes – In January 2011, the Company redeemed the $312.3 million remaining principal balance of its 10% 2014 secured exchange notes and recorded a gain on early extinguishment of debt of $109.0 million primarily related to the recognition of deferred gain premiums that resulted from a previous debt exchange.

During 2010, the Company redeemed or repurchased $322.5 million par value of its 2011 and 2014 Notes, generating $71.3 million of gains on early extinguishment of debt.

Unsecured Notes – In November 2012, the Company issued $300.0 million aggregate principal of 7.125% senior unsecured notes due February 2018 and issued $200.0 million aggregate principal of 3.00% convertible senior unsecured notes due November 2016. Proceeds from these transactions were used to fully repay $67.1 million of the 6.5% senior unsecured notes due December 2013 and partially repay $404.9 million of the 8.625% senior unsecured notes due June 2013. In connection with these repurchases, the Company paid a $14.9 million prepayment penalty which was reflected in "Gain (loss) on early extinguishment of debt, net" on the Company's Consolidated Statements of Operations for the year ended December 31, 2012.

In May 2012, the Company issued $275.0 million aggregate principal of 9.0% senior unsecured notes due June 2017 that were sold at 98.012% of their principal amount.

During the year ended December 31, 2012, the Company repaid, upon maturity, the $460.7 million outstanding principal balance of its LIBOR + 0.50% senior unsecured convertible notes, the $169.7 million outstanding principal balance of its 5.15% senior unsecured notes and the $90.3 million outstanding principal balance of its 5.50% senior unsecured notes. In addition, the Company repurchased $420.4 million par value of senior unsecured notes with various maturities ranging from March 2012 to October 2012. In connection with these repurchases, the Company recorded aggregate gains on early extinguishment of debt of $3.2 million, for the year ended December 31, 2012.

During the year ended December 31, 2011, the Company repaid, upon maturity, the $170.4 million outstanding principal balance of its 5.65% senior unsecured notes, the $96.9 million outstanding principal balance of its 5.125% senior unsecured notes and the $107.8 million outstanding principal balance of its 5.80% senior unsecured senior notes. In addition, the Company repurchased $97.2 million par value of its senior unsecured notes with various maturities ranging from September 2011 to October 2012. In connection with these repurchases, the Company recorded an aggregate gain on early extinguishment of debt of $0.8 million for the year ended December 31, 2011.

During the year ended December 31, 2010, the Company repurchased $592.8 million par value of senior unsecured notes with various maturities ranging from March 2010 to March 2014 generating $59.7 million in net gains on early extinguishment of debt.

Unencumbered/Encumbered Assets - As of December 31, 2012, the carrying value of the Company's unencumbered and encumbered assets by asset type are as follows ($ in thousands):

	As of December 31,			
	2012		2011	
	Encumbered Assets	Unencumbered Assets	Encumbered Assets	Unencumbered Assets
Real estate, net	$1,794,198	$1,004,825	$1,533,579	$1,414,332
Real estate available and held for sale	141,673	494,192	177,092	500,366
Loans receivable, net[1]	1,197,373	665,712	1,780,591	1,153,671
Other Investments	43,545	355,298	37,957	419,878
Cash and other assets	-	487,073	-	573,871
Total	$3,176,789	$3,007,100	$3,529,219	$4,062,118

Explanatory Note:

(1) As of December 31, 2012 and 2011, the amounts presented exclude general reserves for loan losses of $33.1 million and $73.5 million, respectively.

Debt Covenants

The Company's outstanding unsecured debt securities contain corporate level covenants that include a covenant to maintain a ratio of unencumbered assets to unsecured indebtedness of at least 1.2x and a restriction on debt incurrence based upon the effect of the debt incurrence on the Company's fixed charge coverage ratio. If any of the Company's covenants are breached and not cured within applicable cure periods, the breach could result in acceleration of its debt securities unless a waiver or modification is agreed upon with the requisite percentage of the bondholders. While the Company expects that its ability to incur new indebtedness under the fixed charge coverage ratio will be limited for the foreseeable future, it will continue to be permitted to incur indebtedness for the purpose of refinancing existing indebtedness and for other permitted purposes under the indentures.

The Company's March 2012 Secured Credit Facilities and October 2012 Secured Credit Facility are collectively defined as the "Secured Credit Facilities." The Company's Secured Credit Facilities contain certain covenants, including covenants relating to collateral coverage, dividend payments, restrictions on fundamental changes, transactions with affiliates, matters relating to the liens granted to the lenders and the delivery of information to the lenders. In particular, the Company is required to maintain collateral coverage of 1.25x outstanding borrowings. In addition, for so long as the Company maintains its qualification as a REIT, the Secured Credit Facilities permit the Company to distribute 100% of its REIT taxable income on an annual basis and the October 2012 Secured Credit Facility permits the Company to distribute to its shareholders real estate assets, or interests therein, having an aggregate equity value not to exceed $200 million, so long as such assets are not collateral for the October 2012 Secured Credit Facility. The Company may not pay common dividends if it ceases to qualify as a REIT (except that the October 2012 Secured Credit Facility permits us to distribute certain real estate assets as described in the preceding sentence).

The Company's Secured Credit Facilities contain cross default provisions that would allow the lenders to declare an event of default and accelerate the Company's indebtedness to them if the Company fails to pay amounts due in respect of its other recourse indebtedness in excess of specified thresholds or if the lenders under such other indebtedness are otherwise permitted to accelerate such indebtedness for any reason. The indentures governing the Company's unsecured public debt securities permit the bondholders to declare an event of default and accelerate the Company's indebtedness to them if the Company's other recourse indebtedness in excess of specified thresholds is not paid at final maturity or if such indebtedness is accelerated.

Note 9 – Commitments and Contingencies

Business Risks and Uncertainties – The Company's business continues to recover from the recent economic recession, as commercial real estate values and the availability of liquidity have improved. The Company raised approximately $3.51 billion through secured and unsecured debt transactions in 2012, the proceeds of which were used to repay and/or refinance a significant portion of its debt that was due to mature before 2017. The Company's three unsecured senior notes transactions in 2012 marked the first time that the Company accessed the unsecured debt markets since 2008 and, following an upgrade in the Company's corporate credit ratings, the Company saw a material improvement in the interest rates associated with its unsecured senior notes issued in the latter half of 2012, as compared to the notes issued in the first half of the year. Subsequent to year end, the Company was also able to further reduce the interest costs associated with its October 2012 Secured Credit Facility by amending and restating that facility (see Note 17 for further details).

While the Company has benefited from generally improving conditions in the economy and real estate markets, it nonetheless continues to be impacted by the effects of the recent financial crisis. Non-performing assets and the carrying costs of owned real estate remain a drag on the Company's earnings. In addition, the Company's necessary focus on deleveraging and compliance with its debt covenants have curtailed its origination of new investments. The Company continues to work on resolving its remaining non-performing loans and stabilizing and extracting value from its owned real estate. Continued improvement in the Company's financial condition and operating results and its ability to generate sufficient liquidity at market rates are dependent on a sustained economic recovery, which cannot be predicted with certainty.

As of December 31, 2012, the Company had $545.3 million of debt maturities due before December 31, 2013, with a majority of that amount due in October 2013. The Company's capital sources to meet its debt maturities throughout 2013 will primarily include cash on hand, as well as debt refinancings, proceeds from unencumbered asset sales and loan repayments from borrowers, and may include equity capital raising transactions. As of December 31, 2012, the Company had unencumbered assets with a carrying value of approximately $3.01 billion. As further described in Note 17, in January 2013 the Company entered into a definitive agreement to sell its interest in LNR for approximate net proceeds of $220.0 million. This transaction is expected to close in the second quarter of 2013, subject to customary closing conditions.

The Company will adjust its plans as appropriate in response to changes in its expectations and changes in market conditions. It is also not possible for the Company to predict whether improving economic trends will continue, or to quantify the impact of these or other trends on its financial results. If the Company fails to repay its obligations as they become due, it would be an event of default under the relevant debt instruments, which could result in a cross-default and acceleration of the Company's other outstanding debt obligations, all of which would have a material adverse effect on the Company.

Unfunded Commitments – As of December 31, 2012, the maximum amount of fundings the Company may be required to make under each category, assuming all performance hurdles and milestones are met under the Performance-Based Commitments, that it approves all Discretionary Fundings and that 100% of its capital committed to Strategic Investments is drawn down, are as follows ($ in thousands):

	Loans	Real Estate	Strategic Investments	Total
Performance-Based Commitments	$44,751	$36,318	$ –	$ 81,069
Discretionary Fundings	102	–	–	102
Strategic Investments	–	–	47,322	47,322
Total	$44,853	$36,318	$47,322	$128,493

Other Commitments – Total operating lease expense for the years ended December 31, 2012, 2011 and 2010 were $6.5 million, $7.2 million and $7.3 million, respectively. Future minimum lease obligations under non-cancelable operating leases are as follows ($ in thousands):

2013	$5,479
2014	$4,835
2015	$4,469
2016	$4,582
2017	$4,210
Thereafter	$9,265

The Company also has issued letters of credit totaling $12.6 million in connection with five of its investments.

Legal Proceedings – The Company and/or one or more of its subsidiaries is party to various pending litigation matters that are considered ordinary routine litigation incidental to the Company's business as a finance and investment company focused on the commercial real estate industry, including loan foreclosure and foreclosure-related proceedings.

On June 4, 2012, the Company reached an agreement in principle with the plaintiffs' Court-appointed representatives in the previously reported Citiline class action to settle the litigation. Settlement payments will be primarily funded by the Company's insurance carriers, with the Company contributing $2.0 million to the settlement, which is included in "Other expense" on the Consolidated Statements of Operations for the year ended December 31, 2012. See "Part II. Item 1. Legal Proceedings" in iStar Financial's Form 10-K for further details and for other disclosures related to legal proceedings.

The Company evaluates, on a quarterly basis, developments in legal proceedings that could require a liability to be accrued and/or disclosed. Based on its current knowledge, and after consultation with legal counsel, the Company believes it is not a party to, nor are any of its properties the subject of, any pending legal proceeding that would have a material adverse effect on the Company's consolidated financial condition.

Note 10 – Risk Management and Derivatives

Risk Management

In the normal course of its on-going business operations, the Company encounters economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different points in time and potentially at different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's lending investments or leases that result from a borrower's or tenant's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of loans and other lending investments due to changes in interest rates or other market factors, including the rate of prepayments of principal and the value of the collateral underlying loans, the valuation of real estate assets by the Company as well as changes in foreign currency exchange rates.

Risk concentrations – As of December 31, 2012, the Company's total investment portfolio was comprised of the following property/collateral types ($ in thousands)[1]:

Property/Collateral Types	Real Estate Finance	Net Lease Assets	Operating Properties	Land	Total	% of Total
Land	$ 297,039	$ –	$ –	$970,593	$1,267,632	22.3%
Office	124,058	301,304	258,977	–	684,339	12.0%
Condominium	237,534	–	385,229	–	622,763	11.0%
Industrial/R&D	94,617	472,149	55,439	–	622,205	10.9%
Retail	293,651	50,529	184,000	–	528,180	9.3%
Entertainment/Leisure	98,423	414,849	14	–	513,286	9.0%
Hotel	298,293	91,746	84,375	–	474,414	8.3%
Mixed Use/Mixed Collateral	237,989	–	179,337	–	417,326	7.3%
Other Property Types	181,481	9,424	24,541	–	215,446	3.7%
Strategic Investments	–	–	–	–	351,225	6.2%
Total	$1,863,085	$1,340,001	$1,171,912	$970,593	$5,696,816	100.0%

Explanatory Note:

(1) Based on the carrying value of the Company's total investment portfolio gross of general loan loss reserves.

As of December 31, 2012, the Company's total investment portfolio had the following characteristics by geographical region ($ in thousands)[1]:

Geographic Region	Real Estate Finance	Net Lease Assets	Operating Properties	Land	Total	% of Total
West	$ 340,457	$ 340,896	$ 237,496	$367,470	$1,286,319	22.6%
Northeast	421,660	317,003	175,894	180,744	1,095,301	19.2%
Southeast	308,559	201,535	251,410	89,035	850,539	14.9%
Southwest	197,478	182,329	209,424	120,293	709,524	12.5%
Mid-Atlantic	43,866	104,205	217,379	180,290	545,740	9.6%
International[2]	308,210	–	–	–	308,210	5.4%
Central	159,460	68,434	61,938	9,500	299,332	5.2%
Northwest	83,236	56,409	18,371	23,261	181,277	3.2%
Various	159	69,190	–	–	69,349	1.2%
Strategic Investments[2]	–	–	–	–	351,225	6.2%
Total	$1,863,085	$1,340,001	$1,171,912	$970,593	$5,696,816	100.0%

Explanatory Notes:

(1) Based on the carrying value of the Company's total investment portfolio gross of general loan loss reserves.

(2) Strategic investments includes $36.6 million of international assets. Additionally, international and strategic investments include $228.7 million of European assets, including $117.6 million in Germany and $111.1 million in the United Kingdom.

Concentrations of credit risks arise when a number of borrowers or tenants related to the Company's investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company monitors various segments of its portfolio to assess potential concentrations of credit risks. Management believes the current portfolio is reasonably well diversified and does not contain any significant concentration of credit risks.

Substantially all of the Company's real estate as well as assets collateralizing its loans receivable are located in the United States, with California 15.5% representing the only significant concentration greater than 10.0% as of December 31, 2012. The Company's portfolio contains significant concentrations in the following asset types as of December 31, 2012: land 22.3%, office 12.0%, condominium 11.0% and industrial/R&D 10.9%.

The Company underwrites the credit of prospective borrowers and tenants and often requires them to provide some form of credit support such as corporate guarantees, letters of credit and/or cash security deposits. Although the Company's loans and real estate assets are geographically diverse and the borrowers and tenants operate in a variety of industries, to the extent the Company has a significant concentration of interest or operating lease revenues from any single borrower or tenant, the inability of that borrower or tenant to make its payment could have an adverse effect on the Company. As of December 31, 2012, the Company's five largest borrowers or tenants collectively accounted for approximately $88.2 million of the Company's aggregate annualized interest and operating lease revenue, of which no single customer accounts for more than 7.2%.

Derivatives

The Company's use of derivative financial instruments is primarily limited to the utilization of interest rate hedges and foreign exchange hedges. The principal objective of such hedges is to minimize the risks and/or costs associated with the Company's operating and financial structure and to manage its exposure to foreign exchange rates. Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements, foreign exchange rate movements, and other identified risks, but may not meet the strict hedge accounting requirements.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Balance Sheets as of December 31, 2012 and 2011 ($ in thousands):

	Derivative Assets as of December 31,				Derivative Liabilities as of December 31,			
	2012		2011		2012		2011	
Derivative	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Foreign exchange contracts	N/A	**$ –**	N/A	$ –	Other Liabilities	**$2,855**	Other Liabilities	$1,342
Cash flow interest rate swap	N/A	**–**	N/A	–	Other Liabilities	**580**	Other Liabilities	1,031
Total		**$ –**		$ –		**$3,435**		$2,373

The tables below present the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31, 2012 and 2011 ($ in thousands):

Derivatives Designated in Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Accumulated Other Comprehensive Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (Effective Portion)	Amount of Gain (Loss) Recognized in Earnings (Ineffective Portion)
For Year Ended December 31, 2012				
Cash flow interest rate swap	Interest Expense	$ (968)	$ (44)	N/A
For the Year Ended December 31, 2011				
Cash flow interest rate swap	Interest Expense	$(1,553)	$(180)	N/A

Derivatives Not Designated in Hedging Relationships	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative		
		For the Years Ended December 31,		
		2012	2011	2010
Foreign Exchange Contracts	Other Expense	**$(8,920)**	$17,406	$(1,010)

The Company utilizes foreign exchange derivatives to limit its exposure to changes in exchange rates on certain assets denominated in foreign currencies. The Company marks its foreign investments to market each quarter based on current exchange rates and records the gain or loss through "Other expense" on its Consolidated Statements of Operations for loan investments or "Accumulated comprehensive income," on its Consolidated Balance Sheets for net investments in foreign subsidiaries. Gains or losses on the related foreign exchange derivatives are recorded in "Other Expense," as noted in the table above, and offset the marks taken on the assets. During the years ended December 31, 2012, 2011 and 2010, the Company recorded net losses related to foreign investments of $0.7 million, $2.3 million and $0.1 million, in its Consolidated Statements of Operations.

The following table presents the Company's foreign currency derivatives outstanding as of December 31, 2012 ($ in thousands):

Derivative Type	Notional Amount	Notional (USD Equivalent)	Maturity
Sells EUR/Buys USD Forward	€109,000	$143,925	January 2013
Sells GBP/Buys USD Forward	£52,850	$ 85,856	January 2013
Sells CAD/Buys USD Forward	C$50,700	$ 51,065	January 2013

Qualifying Cash Flow Hedges – In October 2012, the Company entered into an interest rate swap to convert its variable rate debt to fixed rate on a new $28.0 million secured term loan maturing in 2019. The following table presents the Company's interest rate swap outstanding as of year ended December 31, 2012 ($ in thousands).

Derivative Type	Notional Amount	Variable Rate	Fixed Rate	Maturity
Interest Rate Swap	$28,000	LIBOR + 2.00%	3.75%	November 2019

During the year ended December 31, 2012, the Company terminated its previously outstanding interest rate swaps in conjunction with the early repayment of its secured term loans (see also Note 8).

Over the next 12 months, the Company expects that $3.2 million of expense and $0.6 million of income related to terminated cash flow hedges, will be reclassified from "Accumulated other comprehensive income (loss)" into earnings.

Credit risk-related contingent features – The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

In connection with its foreign currency derivatives, as of December 31, 2012 and December 31, 2011, the Company has posted collateral of $9.6 million, which is included in "Restricted cash" on the Company's Consolidated Balance Sheets.

Note 11 – Equity

The Company's charter provides for the issuance of up to 200.0 million shares of Common Stock, par value $0.001 per share and 30.0 million shares of preferred stock. As of December 31, 2012, 142.7 million common shares were issued and 83.8 million common shares were outstanding.

Preferred Stock – The Company had the following series of Cumulative Redeemable Preferred Stock outstanding as of December 31, 2012 and 2011:

			Cumulative Preferential Cash Dividends[1][2]	
Series	**Shares Issued and Outstanding (in thousands)**	**Par Value**	**Rate per Annum of the $25.00 Liquidation Preference**	**Equivalent to Fixed Annual Rate (per share)**
D	4,000	$0.001	8.000%	$2.00
E	5,600	$0.001	7.875%	$1.97
F	4,000	$0.001	7.8%	$1.95
G	3,200	$0.001	7.65%	$1.91
I	5,000	$0.001	7.50%	$1.88
	21,800			

Explanatory Notes:

(1) Holders of shares of the Series D, E, F, G and I preferred stock are entitled to receive dividends, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends. Dividends are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each March, June, September and December or, if not a business day, the next succeeding business day. Any dividend payable on the preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as of the close of business on the first day of the calendar month in which the applicable dividend payment date falls or on another date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to the dividend payment date.

(2) The Company declared and paid dividends of $8.0 million, $11.0 million, $7.8 million, $6.1 million and $9.4 million on its Series D, E, F, G and I preferred stock, respectively, during each of the years ended December 31, 2012 and 2011, all of which qualified as return of capital for tax reporting purposes. There are no dividend arrearages on any of the preferred shares currently outstanding.

The Series D, E, F, G and I Cumulative Redeemable Preferred Stock are redeemable without premium at the option of the Company at their respective liquidation preferences.

High Performance Unit Program

In May 2002, the Company's shareholders approved the iStar Financial High Performance Unit ("HPU") Program. The program entitled employee participants ("HPU Holders") to receive distributions if the total rate of return on the Company's Common Stock (share price appreciation plus dividends) exceeded certain performance thresholds over a specified valuation period. The Company established seven HPU plans that had valuation periods ending between 2002 and 2008 and the Company has not established any new HPU plans since 2005. HPU Holders purchased interests in the High Performance Common Stock for an aggregate initial purchase price of $9.8 million. The remaining four plans that had valuation periods which ended in 2005, 2006, 2007 and 2008, did not meet their required performance thresholds, none of the plans were funded and the Company redeemed the participants' units.

The 2002, 2003 and 2004 plans all exceeded their performance thresholds and are entitled to receive distributions equivalent to the amount of dividends payable on 819,254 shares, 987,149 shares and 1,031,875 shares, respectively, of the Company's Common Stock as and when such dividends are paid on the Company's Common Stock. Each of these three plans has 5,000 shares of High Performance Common Stock associated with it, which is recorded as a separate class of stock within shareholders' equity on the Company's Consolidated Balance Sheets. High Performance Common Stock carries 0.25 votes per share. Net income allocable to common shareholders is reduced by the HPU holders' share of earnings.

Dividends – In order to maintain its election to qualify as a REIT, the Company must currently distribute, at a minimum, an amount equal to 90% of its taxable income, excluding net capital gains, and must distribute 100% of its taxable income (including net capital gains) to avoid paying corporate federal income taxes. The Company has recorded net operating losses and may record net operating losses in the future, which may reduce its taxable income in future periods and lower or eliminate entirely the Company's obligation to pay dividends for such periods in order to maintain its REIT qualification. As of December 31, 2011, the Company had $423.9 million of net operating loss carryforwards at the corporate REIT level that can generally be used to offset both ordinary and capital taxable income in future years and will expire through 2031 if unused. The amount net of operating loss carryforwards as of December 31, 2012 will be subject to finalization of the 2012 tax returns. Because taxable income differs from cash flow from operations due to non-cash revenues and expenses (such as depreciation and certain asset impairments), in certain circumstances, the Company may generate operating cash flow in excess of its dividends or, alternatively, may need to make dividend payments in excess of operating cash flows. The Company's 2012 Secured Credit Facilities and 2011 Secured Credit Facilities permit the Company to distribute 100% of its REIT taxable income on an annual basis, for so long as the Company maintains its qualification as a REIT. The 2012 and 2011 Secured Credit Facilities

restrict the Company from paying any common dividends if it ceases to qualify as a REIT. The Company did not declare or pay any Common Stock dividends for the years ended December 31, 2012 and 2011.

Stock Repurchase Programs - On May 15, 2012, the Company's Board of Directors approved a stock repurchase program that authorized the repurchase of up to $20.0 million of its Common Stock from time to time in open market and privately negotiated purchases, including pursuant to one or more trading plans.

During the year ended December 31, 2012, the Company repurchased 0.8 million shares of its outstanding Common Stock for approximately $4.6 million, at an average cost of $5.69 per share. As of December 31, 2012, the Company had $16.0 million of Common Stock available to repurchase under its Board authorized stock repurchase programs.

Accumulated Other Comprehensive Income (Loss) - "Accumulated other comprehensive income (loss)" reflected in the Company's shareholders' equity is comprised of the following ($ in thousands):

As of December 31,	2012	2011
Unrealized gains on available-for-sale securities	$ 867	$ 589
Unrealized gains on cash flow hedges	607	1,986
Unrealized losses on cumulative translation adjustment	(2,659)	(2,903)
Accumulated other comprehensive income (loss)	$(1,185)	$ (328)

Note 12 - Stock-Based Compensation Plans and Employee Benefits

On May 27, 2009, the Company's shareholders approved the Company's 2009 Long-Term Incentive Plan (the "2009 LTIP") which is designed to provide incentive compensation for officers, key employees, directors and advisors of the Company. The 2009 LTIP provides for awards of stock options, shares of restricted stock, phantom shares, restricted stock units, dividend equivalent rights and other share-based performance awards. A maximum of 8,000,000 shares of Common Stock may be awarded under the 2009 LTIP, plus up to an additional 500,000 shares to the extent that a corresponding number of equity awards previously granted under the Company's 1996 Long-Term Incentive Plan expire or are canceled or forfeited. All awards under the 2009 LTIP are made at the discretion of the Board of Directors or a committee of the Board of Directors.

The Company's 2006 Long-Term Incentive Plan (the "2006 LTIP") is designed to provide equity-based incentive compensation for officers, key employees, directors, consultants and advisors of the Company. The 2006 LTIP provides for awards of stock options, shares of restricted stock, phantom shares, dividend equivalent rights and other share-based performance awards. A maximum of 4,550,000 shares of Common Stock may be subject to awards under the 2006 LTIP provided that the number of shares of Common Stock reserved for grants of options designated as incentive stock options is 1.0 million, subject to certain anti-dilution provisions in the 2006 LTIP. All awards under this Plan are at the discretion of the Board of Directors or a committee of the Board of Directors.

The Company's 2007 Incentive Compensation Plan ("Incentive Plan") was approved and adopted by the Board of Directors in 2007 in order to establish performance goals for selected officers and other key employees and to determine bonuses that will be awarded to those officers and other key employees based on the extent to which they achieve those performance goals. Equity-based awards may be made under the Incentive Plan, subject to the terms of the Company's equity incentive plans.

As of December 31, 2012, an aggregate of 4.1 million shares remain available for issuance pursuant to future awards under the Company's 2006 and 2009 Long-Term Incentive Plans.

Stock-based compensation - The Company recorded stock-based compensation expense of $15.3 million, $29.7 million and $19.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, in "General and administrative" on the Company's Consolidated Statements of Operations. As of December 31, 2012, there was $10.1 million of total unrecognized compensation cost related to all unvested restricted stock units that is expected to be recognized over a weighted average remaining vesting/service period of 0.59 years.

Restricted Stock Units

Changes in non-vested restricted stock units during the year ended December 31, 2012 were as follows ($ in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Non-vested at December 31, 2011	9,985	$4.70	
Granted	-	$ -	
Vested	(4,595)	$4.06	
Forfeited	(114)	$5.99	
Non-vested at December 31, 2012	5,276	$5.24	$43,000

The total fair value of restricted stock units vested during the years ended December 31, 2012, 2011 and 2010 was $29.1 million, $15.5 million and $1.7 million, respectively.

2012 Activity - During the year ended December 31, 2012, 4,594,572 restricted stock units vested and 2,610,816 were issued to employees, net of statutory minimum required tax withholdings. These vested restricted stock units were primarily comprised of 1,947,551 Amended Units which vested on January 1, 2012 (see below), 1,340,620 service-based restricted stock units granted to employees in February 2010 that cliff vested on February 17, 2012 and 806,518 performance-based restricted stock units granted to the Company's Chairman and Chief Executive Officer in March 2010 that cliff vested on March 2, 2012. The performance-based units had certain performance and service conditions, relating to reductions in the Company's general and administrative expenses, retirement of debt and continued employment, which were satisfied during the year ended December 31, 2010.

As of December 31, 2012, the Company had the following restricted stock awards outstanding:

- 1,200,000 service-based restricted stock units granted to the Company's Chairman and Chief Executive Officer that will vest in two equal installments on June 15 of 2013 and 2014. Upon vesting of these units, the holder will receive shares of the Company's Common Stock in the amount of the vested units, net of statutory minimum required tax withholdings. These awards carry dividend equivalent rights that entitle the holder to receive dividend payments prior to vesting, if and when dividends are paid on shares of the Company's Common Stock.

- 3,438,607 restricted stock units originally granted to executives and other officers of the Company on December 19, 2008 (the "Original Units") and subsequently modified in July 2011 (the "Amended Units"). The number of Amended Units is equal to 75% of the Original Units granted to an employee *less*, in the case of each executive level employee, the number of restricted stock units granted to the executive in March 2011. The remaining Amended Units will vest in two equal installments on January 1, 2013 and 2014, so long as the employee remains employed by the Company on the vesting dates, subject to certain accelerated vesting rights in the event of termination of employment without cause. Upon vesting of these units, holders will receive shares of the Company's Common Stock in the amount of the vested units, net of statutory minimum required tax withholdings. These awards carry dividend equivalent rights that entitle the holders to receive dividend payments prior to vesting, if and when dividends are paid on shares of the Company's Common Stock.

- 637,485 service-based restricted stock units granted to employees with original vesting terms ranging from two years to five years. Upon vesting of these units, holders will receive shares of the Company's Common Stock in the amount of the vested units, net of statutory minimum required tax withholdings. These awards carry dividend equivalent rights that entitle the holders to receive dividend payments prior to vesting, if and when dividends are paid on shares of the Company's Common Stock.

Market-condition award assumptions – The fair values of the market-condition based restricted stock units, were determined by utilizing a Monte Carlo model to simulate a range of possible future stock prices for the Company's Common Stock. The following assumptions were used to estimate the fair value of market-condition based awards:

Valued as of	**July 1, 2011[1]**
Risk-free interest rate	0.092%
Expected stock price volatility	57.75%
Expected annual dividend	-

Explanatory Note:

(1) The modified December 19, 2008 market-condition based restricted stock units were measured on July 1, 2011, the date the Company's Board of Directors' approved the modification of the award.

Stock Options – All remaining stock options expired during the year ended December 31, 2012.

Directors' Awards – Non-employee directors are awarded common stock equivalents ("CSEs") and restricted shares at the time of the annual shareholders' meeting in consideration for their services on the Company's Board of Directors. The CSEs and restricted shares generally vest at the time of the next annual shareholders meeting and pay dividends in an amount equal to the dividends paid on an equivalent number of shares of the Company's Common Stock from the date of grant, as and when dividends are paid on the Common Stock.

During the year ended December 31, 2012, the Company awarded to Directors 77,113 CSEs and restricted shares at a fair value per share of $5.67 at the time of grant. These CSEs and restricted shares have a one year vesting period and pay dividends in an amount equal to the dividends paid on the equivalent number of shares of the Company's Common Stock from the date of grant, as and when dividends are paid on Common Stock. In addition, during the year ended December 31, 2012, the Company issued 35,476 shares to a former director in settlement of previously vested CSE awards. As of December 31, 2012, there were 384,751 CSEs and restricted shares granted to members of the Company's Board of Directors that remained outstanding with an aggregate intrinsic value of $3.1 million.

During 2011, the Company's Board of Directors decided, pursuant to the terms of the non-employee directors deferral plan, to require settlement of CSEs in shares of the Company's Common Stock, thereby eliminating the cash settlement option. This modification converted these liability-based awards to equity awards and as such, the Company reclassified $2.4 million from "Accounts payable, accrued expenses and other liabilities" to "Additional paid-in capital" on the Company's Consolidated Balance Sheet during the year ended December 31, 2011.

401(k) Plan – The Company has a savings and retirement plan (the "401(k) Plan"), which is a voluntary, defined contribution plan. All employees are eligible to participate in the 401(k) Plan following completion of three months of continuous service with the Company. Each participant may contribute on a pretax basis up to the maximum percentage of compensation and dollar amount permissible under Section 402(g) of the Internal Revenue Code not to exceed the limits of Code Sections 401(k), 404 and 415. At the discretion of the Board of Directors, the Company may make matching contributions on the participant's behalf of up to 50% of the first 10% of the participant's annual compensation. The Company made gross contributions of approximately $0.9 million, $0.9 million and $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 13 – Earnings Per Share

EPS is calculated using the two-class method, which allocates earnings among common stock and participating securities to calculate EPS when an entity's capital structure includes either two or more classes of common stock or common stock and participating securities. HPU holders are current and former Company employees who purchased high performance common stock units under the Company's High Performance Unit (HPU) Program (see Note 11). These HPU units are treated as a separate class of common stock.

The following table presents a reconciliation of income (loss) from continuing operations used in the basic and diluted earnings per share calculations ($ in thousands, except for per share data):

For the Years Ended December 31,	2012	2011	2010
Income (loss) from continuing operations	**$(312,694)**	$(49,206)	$(206,997)
Net (income) loss attributable to noncontrolling interests	**1,500**	3,629	(523)
Income from sales of residential property	**63,472**	5,721	–
Preferred dividends	**(42,320)**	(42,320)	(42,320)
Income (loss) from continuing operations attributable to iStar Financial Inc. and allocable to common shareholders, HPU holders and Participating Security Holders	**$(290,042)**	$(82,176)	$(249,840)

For the Years Ended December 31,	2012	2011	2010
Earnings allocable to common shares:			
Numerator for basic earnings per share:			
Income (loss) from continuing operations attributable to iStar Financial Inc. and allocable to common shareholders	**$(280,534)**	$(79,627)	$(242,440)
Income (loss) from discontinued operations	**(18,826)**	(7,091)	16,324
Gain from discontinued operations	**26,363**	24,331	262,395
Net income (loss) attributable to iStar Financial Inc. and allocable to common shareholders	**$(272,997)**	$(62,387)	$ 36,279
Numerator for diluted earnings per share:			
Income (loss) from continuing operations attributable to iStar Financial Inc. and allocable to common shareholders	**$(280,534)**	$(79,627)	$(242,440)
Income (loss) from discontinued operations	**(18,826)**	(7,091)	16,324
Gain from discontinued operations	**26,363**	24,331	262,395
Net income (loss) attributable to iStar Financial Inc. and allocable to common shareholders	**$(272,997)**	$(62,387)	$ 36,279
Denominator for basic and diluted earnings per share:			
Weighted average common shares outstanding for basic earnings per common share	**83,742**	88,688	93,244
Add: effect of assumed shares issued under treasury stock method for restricted shares	**–**	–	–
Add: effect of joint venture shares	**–**	–	–
Weighted average common shares outstanding for diluted earnings per common share	**83,742**	88,688	93,244
Basic earnings per common share:			
Income (loss) from continuing operations attributable to iStar Financial Inc. and allocable to common shareholders	**$ (3.35)**	$ (0.89)	$ (2.60)
Income (loss) from discontinued operations	**(0.22)**	(0.08)	0.18
Gain from discontinued operations	**0.31**	0.27	2.81
Net income (loss) attributable to iStar Financial Inc. and allocable to common shareholders	**$ (3.26)**	$ (0.70)	$ 0.39
Diluted earnings per common share:			
Income (loss) from continuing operations attributable to iStar Financial Inc. and allocable to common shareholders	**$ (3.35)**	$ (0.89)	$ (2.60)
Income (loss) from discontinued operations	**(0.22)**	(0.08)	0.18
Gain from discontinued operations	**0.31**	0.27	2.81
Net income (loss) attributable to iStar Financial Inc. and allocable to common shareholders	**$ (3.26)**	$ (0.70)	$ 0.39

For the Years Ended December 31,	2012	2011	2010
Earnings allocable to High Performance Units:			
Numerator for basic earnings per HPU share:			
Income (loss) from continuing operations attributable to iStar Financial Inc. and allocable to HPU holders	**$ (9,509)**	$ (2,549)	$ (7,400)
Income (loss) from discontinued operations	**(638)**	(227)	497
Gain from discontinued operations	**894**	779	7,987
Net income (loss) attributable to iStar Financial Inc. and allocable to HPU holders	**$ (9,253)**	$ (1,997)	$ 1,084
Numerator for diluted earnings per HPU share:			
Income (loss) from continuing operations attributable to iStar Financial Inc. and allocable to HPU holders	**$ (9,509)**	$ (2,549)	$ (7,400)
Income (loss) from discontinued operations	**(638)**	(227)	497
Gain from discontinued operations	**894**	779	7,987
Net income (loss) attributable to iStar Financial Inc. and allocable to HPU holders	**$ (9,253)**	$ (1,997)	$ 1,084
Denominator for basic and diluted earnings per HPU share:			
Weighted average High Performance Units outstanding for basic and diluted earnings per share	**15**	15	15
Basic earnings per HPU share:			
Income (loss) from continuing operations attributable to iStar Financial Inc. and allocable to HPU holders	**$ (633.94)**	$(169.93)	$ (493.33)
Income (loss) from discontinued operations	**(42.53)**	(15.13)	33.13
Gain from discontinued operations	**59.60**	51.93	532.47
Net income (loss) attributable to iStar Financial Inc. and allocable to HPU holders	**$ (616.87)**	$(133.13)	$ 72.27
Diluted earnings per HPU share:			
Income (loss) from continuing operations attributable to iStar Financial Inc. and allocable to HPU holders	**$ (633.94)**	$(169.93)	$ (493.33)
Income (loss) from discontinued operations	**(42.53)**	(15.13)	33.13
Gain from discontinued operations	**59.60**	51.93	532.47
Net income (loss) attributable to iStar Financial Inc. and allocable to HPU holders	**$ (616.87)**	$(133.13)	$ 72.27

For the years ended December 31, 2012, 2011 and 2010 the following shares were anti-dilutive ($ in thousands):

For the Years Ended December 31,	2012	2011	2010
Joint venture shares	**298**	298	298
Stock options	-	44	143

Note 14 – Fair Values

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes the inputs to be used in valuation techniques to measure fair value:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Certain of the Company's assets and liabilities are recorded at fair value either on a recurring or non-recurring basis. Assets required to be marked-to-market and reported at fair value every reporting period are classified as being valued on a recurring basis. Other assets not required to be recorded at fair value every period may be recorded at fair value if a specific provision or other impairment is recorded within the period to mark the carrying value of the asset to market as of the reporting date. Such assets are classified as being valued on a non-recurring basis.

The following fair value hierarchy table summarizes the Company's assets and liabilities recorded at fair value on a recurring and non-recurring basis by the above categories ($ in thousands):

		Fair Value Using		
	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2012				
Recurring basis:				
Derivative liabilities	**$ 3,435**	**$ -**	**$3,435**	**$ -**
Non-recurring basis:				
Impaired loans	**$ 57,201**	**$ -**	**$ -**	**$ 57,201**
Impaired real estate	**$ 31,597**	**$ -**	**$7,649**	**$ 23,948**
As of December 31, 2011				
Recurring basis:				
Derivative liabilities	$ 2,373	$ -	$ 2,373	$ -
Non-recurring basis:				
Impaired loans	$271,968	$ -	$ -	$271,968
Impaired real estate	$ 43,660	$ -	$ -	$ 43,660

The following table provides quantitative information about Level 3 fair value measures of the Company's non-recurring financial and non-financial assets ($ in thousands):

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value as of December 31, 2012	Valuation Technique(s)	Unobservable Input	Weighted Average
Impaired loans	$57,201	Various[(1)]	Discount rate	10.9%
			Average annual revenue growth	1.0%
			Capitalization rate	8.9%
			Average annual increase in occupancy	0.2%
Impaired real estate	23,948	Discounted cash flow	Discount rate	12.3%
			Capitalization rate	9.0%
			Average annual revenue growth	3.7%
			Remaining inventory sell out period (in years)	5.0
			Average annual increase in occupancy	(1.0)%
Total	$81,149			

Explanatory Note:

(1) One loan with a value of $19.7 million was valued using discounted cash flows. The remaining loan with a value of $37.5 million was valued based on a discounted pay-off offer provided by the borrower that the Company believes approximates fair value.

Fair values of financial instruments – The Company's estimated fair values of its loans receivable and debt obligations were $1.9 billion and $4.9 billion, respectively, as of December 31, 2012 and $2.8 billion and $5.5 billion, respectively, as of December 31, 2011. The carrying value of other financial instruments including cash and cash equivalents, restricted cash, accrued interest receivable and accounts payable, approximate the fair values of the instruments. Cash and cash equivalents and restricted cash values are considered Level 1 on the fair value hierarchy. The fair value of other financial instruments, including derivative assets and liabilities and marketable securities are included in the previous fair value hierarchy table.

Given the nature of certain assets and liabilities, clearly determinable market based valuation inputs are often not available, therefore, these assets and liabilities are valued using internal valuation techniques. Subjectivity exists with respect to these internal valuation techniques, therefore, the fair values disclosed may not ultimately be realized by the Company if the assets were sold or the liabilities were settled with third parties. The methods the Company used to estimate the fair values presented in the three tables above are described more fully below for each type of asset and liability.

Derivatives – The Company uses interest rate swaps and foreign currency derivatives to manage its interest rate and foreign currency risk. The valuation of these instruments is determined using discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, foreign exchange rates, and implied volatilities. The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees. In addition, upon adoption of ASU 2011-04, the Company made an accounting policy election to measure derivative financial instruments subject to master netting agreements on a net basis. The Company has determined that the significant inputs used to value its derivatives fall within Level 2 of the fair value hierarchy.

Impaired loans – The Company's loans identified as being impaired are nearly all collateral dependent loans and are evaluated for impairment by comparing the estimated fair value of the underlying collateral, less costs to sell, to the carrying value of each loan. Due to the nature of the individual properties collateralizing the Company's loans, the Company generally uses a discounted cash flow methodology through internally developed valuation models to estimate the fair value of the collateral. This approach requires the Company to make judgments in respect to significant unobservable inputs, which may include discount rates, capitalization rates and the timing and amounts of estimated future cash flows. For income producing properties, cash flows generally include property revenues, operating costs and capital expenditures that are based on current observable market rates and estimates for market rate growth and occupancy levels. For other real estate, cash flows may include lot and unit sales that are based on current observable market rates and estimates for annual revenue growth, operating costs and costs of completion and the remaining inventory sell out periods. The Company will also consider market comparables if available. In more limited cases, the Company obtains external "as is" appraisals for loan collateral, generally when third party participations exist, and appraised values may be discounted when real estate markets rapidly deteriorate. The Company has determined that significant inputs used in its internal valuation models and appraisals fall within Level 3 of the fair value hierarchy.

Impaired real estate – If the Company determines a real estate asset available and held for sale is impaired, it records an impairment charge to adjust the asset to its estimated fair market value less costs to sell. Due to the nature of individual real estate properties, the Company generally uses a discounted cash flow methodology through internally developed valuation models to estimate the fair value of the assets. This approach requires the Company to make judgments with respect to significant unobservable inputs, which may include discount rates, capitalization rates and the timing and amounts of estimated future cash flows. For income producing properties, cash flows generally include property revenues, operating costs and capital expenditures that are based on current observable market rates and estimates for market rate growth and occupancy levels. For other real estate, cash flows may include lot and unit sales that are based on current observable market rates and estimates for annual market rate growth, operating costs and costs of completion and the remaining inventory sell out periods. The Company will also consider market comparables if available. In more limited cases, the Company obtains external "as is" appraisals for real estate assets and appraised values may be discounted when real estate markets rapidly deteriorate. The Company has determined that significant inputs used in its internal valuation models and appraisals fall within Level 3 of the fair value hierarchy. Additionally, in certain cases, if the Company is under contract to sell an asset, it will mark the asset to the contracted sales price less costs to sell. The Company considers this to be a Level 2 input under the fair value hierarchy.

Loans receivable – The Company estimates the fair value of its performing loans using a discounted cash flow methodology. This method discounts estimated future cash flows using rates management determines best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. The Company determined that the significant inputs used to value its loans and other lending investments fall within Level 3 of the fair value hierarchy.

Debt obligations, net – For debt obligations traded in secondary markets, the Company uses market quotes, to the extent they are available, to determine fair value. For debt obligations not traded in secondary markets, the Company determines fair value using a discounted cash flow methodology, whereby contractual cash flows are discounted at rates that management determines best reflect current market interest rates that would be charged for debt with similar characteristics and credit quality. The Company has determined that the inputs used to value its debt obligations under the discounted cash flow methodology fall within Level 3 of the fair value hierarchy.

Note 15 – Segment Reporting

The Company has determined that it has four reportable segments based on how management reviews and manages its business. These reportable segments include: Real Estate Finance, Net Leasing, Operating Properties and Land. The Real Estate Finance segment includes all of the Company's activities related to senior and mezzanine real estate loans. The Net Leasing segment includes all of the Company's activities related to the ownership and leasing of corporate facilities to single creditworthy tenants. The Operating Properties segment includes all of the Company's activities and operations related to its commercial and residential properties. The Land segment includes the Company's activities related to its developable land portfolio.

The Company evaluates performance based on the following financial measures for each segment, and has conformed the prior periods presentation for the change in composition of its business segments, ($ in thousands):

For the Year Ended December 31, 2012	Real Estate Finance	Net Leasing	Operating Property	Land	Corporate/ Other[1]	Company Total
Operating lease income	$ –	$ 151,992	$ 65,500	$ 1,527	$ –	$ 219,019
Interest income	133,410	–	–	–	–	133,410
Other income	8,613	–	32,820	2,635	3,975	48,043
Total revenue	$ 142,023	$ 151,992	$ 98,320	$ 4,162	$ 3,975	$ 400,472
Earnings (loss) from equity method investments	–	2,632	25,142	(6,138)	81,373	103,009
Income from sales of residential property	–	–	63,472	–	–	63,472
Net operating income from discontinued operations[2]	–	4,725	886	–	–	5,611
Gain from discontinued operations	–	27,257	–	–	–	27,257
Revenue and other earnings	$ 142,023	$ 186,606	$ 187,820	$ (1,976)	$ 85,348	$ 599,821
Real estate expense	–	(24,255)	(100,258)	(27,314)	–	(151,827)
Other expense	(4,775)	–	–	–	(12,491)	(17,266)
Direct expenses	$ (4,775)	$ (24,255)	$ (100,258)	$ (27,314)	$ (12,491)	$ (169,093)
Direct segment profit (loss)	$ 137,248	$ 162,351	$ 87,562	$ (29,290)	$ 72,857	$ 430,728
Allocated interest expense[3]	(124,208)	(83,658)	(66,001)	(43,993)	(38,301)	(356,161)
Allocated general and administrative[4]	(14,998)	(9,484)	(7,760)	(7,405)	(25,916)	(65,563)
Segment profit (loss)[5]	$ (1,958)	$ 69,209	$ 13,801	$ (80,688)	$ 8,640	$ 9,004
Other significant non-cash items:						
Provision for loan losses	$ 81,740	$ –	$ –	$ –	$ –	$ 81,740
Impairment of assets[3]	$ –	$ 6,670	$ 28,501	$ 205	$ 978	$ 36,354
Depreciation and amortization[3]	$ –	$ 39,250	$ 28,450	$ 1,276	$ 1,810	$ 70,786
Capitalized expenditures	$ –	$ 10,994	$ 51,579	$ 20,497	$ –	$ 83,070
As of December 31, 2012						
Real estate						
Real estate, at cost	$ –	$1,639,320	$ 801,214	$786,114	$ –	$3,226,648
Less: accumulated depreciation	–	(315,699)	(109,634)	(2,292)	–	(427,625)
Real estate, net	$ –	$1,323,621	$ 691,580	$783,822	$ –	$2,799,023
Real estate available and held for sale	–	–	454,587	181,278	–	635,865
Total real estate	$ –	$1,323,621	$1,146,167	$965,100	$ –	$3,434,888
Loans receivable, net	1,829,985	–	–	–	–	1,829,985
Other investments	–	16,380	25,745	5,493	351,225	398,843
Total portfolio assets	$1,829,985	$1,340,001	$1,171,912	$970,593	$351,225	$5,663,716
Cash and other assets	9,832	105,595	60,500	9,638	301,508	487,073
Total assets	$1,839,817	$1,445,596	$1,232,412	$980,231	$652,733	$6,150,789

For the Year Ended December 31, 2011	Real Estate Finance	Net Leasing	Operating Property	Land	Corporate/ Other[1]	Company Total
Operating lease income	$ –	$ 147,151	$ 51,153	$ 174	$ –	$ 198,478
Interest income	226,871	–	–	–	–	226,871
Other income	3,176	–	32,538	1,635	2,371	39,720
Total revenue	$ 230,047	$ 147,151	$ 83,691	$ 1,809	$ 2,371	$ 465,069
Earnings (loss) from equity method investments	–	2,566	(626)	(7,213)	100,364	95,091
Income from sales of residential property	–	–	5,721	–	–	5,721
Net operating income from discontinued operations[2]	–	11,760	(937)	–	–	10,823
Gain from discontinued operations	–	25,110	–	–	–	25,110
Revenue and other earnings	$ 230,047	$ 186,587	$ 87,849	$ (5,404)	$102,735	$ 601,814
Real estate expense	–	(25,282)	(92,012)	(21,649)	–	(138,943)
Other expense	(2,866)	–	–	–	(8,204)	(11,070)
Direct expenses	$ (2,866)	$ (25,282)	$ (92,012)	$ (21,649)	$ (8,204)	$ (150,013)
Direct segment profit (loss)	$ 227,181	$ 161,305	$ (4,163)	$ (27,053)	$ 94,531	$ 451,801
Allocated interest expense[3]	(161,025)	(67,338)	(53,598)	(42,337)	(21,616)	(345,914)
Allocated general and administrative[4]	(20,680)	(8,648)	(6,884)	(6,959)	(32,166)	(75,337)
Segment profit (loss)[5]	$ 45,476	$ 85,319	$ (64,645)	$ (76,349)	$ 40,749	$ 30,550
Other significant non-cash items:						
Provision for loan losses	$ 46,412	$ –	$ –	$ –	$ –	$ 46,412
Impairment of assets[3]	$ –	$ 668	$ 21,030	$ (184)	$ 872	$ 22,386
Depreciation and amortization[3]	$ –	$ 42,080	$ 18,169	$ 1,534	$ 2,145	$ 63,928
Capitalized expenditures	$ –	$ 8,699	$ 38,477	$ 16,993	$ –	$ 64,169
As of December 31, 2011						
Real estate						
Real estate, at cost	$ –	$1,773,149	$ 720,251	$851,272	$ –	$3,344,672
Less: accumulated depreciation	–	(302,851)	(90,383)	(3,527)	–	(396,761)
Real estate, net	$ –	$1,470,298	$ 629,868	$847,745	$ –	$2,947,911
Real estate available and held for sale	–	–	551,998	125,460	–	677,458
Total real estate	$ –	$1,470,298	$1,181,866	$973,205	$ –	$3,625,369
Loans receivable, net	2,860,762	–	–	–	–	2,860,762
Other investments	–	16,297	37,957	14,845	388,736	457,835
Total portfolio assets	$2,860,762	$1,486,595	$1,219,823	$988,050	$388,736	$6,943,966
Cash and other assets	13,340	87,673	33,217	1,734	437,907	573,871
Total assets	$2,874,102	$1,574,268	$1,253,040	$989,784	$826,643	$7,517,837

For the Year Ended December 31, 2010	Real Estate Finance	Net Leasing	Operating Property	Land	Corporate/ Other [1]	Company Total
Operating lease income	$ –	$ 146,599	$ 39,623	$ 408	$ –	$ 186,630
Interest income	364,094	–	–	–	–	364,094
Other income	13,750	–	33,403	643	2,937	50,733
Total revenue	$ 377,844	$ 146,599	$ 73,026	$ 1,051	$ 2,937	$ 601,457
Earnings (loss) from equity method investments	–	2,522	–	–	49,386	51,908
Income from sales of residential property	–	–	–	–	–	–
Net operating income from discontinued operations[2]	–	73,233	(541)	–	–	72,692
Gain from discontinued operations	–	270,382	–	–	–	270,382
Revenue and other earnings	$ 377,844	$ 492,736	$ 72,485	$ 1,051	$ 52,323	$ 996,439
Real estate expense	–	(21,223)	(85,097)	(15,079)	–	(121,399)
Other expense	(10,107)	–	–	–	(5,948)	(16,055)
Direct expenses	$ (10,107)	$ (21,223)	$ (85,097)	$ (15,079)	$ (5,948)	$ (137,454)
Direct segment profit (loss)	$ 367,737	$ 471,513	$ (12,612)	$ (14,028)	$ 46,375	$ 858,985
Allocated interest expense[3]	(174,074)	(62,094)	(39,957)	(30,445)	(39,930)	(346,500)
Allocated general and administrative[4]	(28,833)	(10,285)	(6,618)	(5,261)	(39,173)	(90,170)
Segment profit (loss)[5]	$ 164,830	$ 399,134	$ (59,187)	$ (49,734)	$ (32,728)	$ 422,315
Other significant non-cash items:						
Provision for loan losses	$ 331,487	$ –	$ –	$ –	$ –	$ 331,487
Impairment of assets[3]	$ –	$ 6,063	$ 18,988	$ 100	$ (2,770)	$ 22,381
Depreciation and amortization[3]	$ –	$ 48,973	$ 17,050	$ 1,037	$ 3,726	$ 70,786
Capitalized expenditures	$ –	$ 13,475	$ 18,894	$ 10,494	$ –	$ 42,863
As of December 31, 2010						
Real estate						
Real estate, at cost	$ –	$1,834,172	$ 470,989	$693,477	$ –	$2,998,638
Less: accumulated depreciation	–	(284,489)	(70,074)	(2,037)	–	(356,600)
Real estate, net	$ –	$1,549,683	$ 400,915	$691,440	$ –	$2,642,038
Real estate available and held for sale	–	–	631,920	114,161	–	746,081
Total real estate	$ –	$1,549,683	$1,032,835	$805,601	$ –	$3,388,119
Loans receivable, net	4,587,352	–	–	–	–	4,587,352
Other investments	–	16,128	–	–	516,230	532,358
Total portfolio assets	$4,587,352	$1,565,811	$1,032,835	$805,601	$ 516,230	$8,507,829
Cash and other assets	21,710	78,337	25,122	500	541,016	666,685
Total assets	$4,609,062	$1,644,148	$1,057,957	$806,101	$1,057,246	$9,174,514

Explanatory Notes:

(1) Corporate/Other represents all corporate level and unallocated items including any intercompany eliminations necessary to reconcile to consolidated Company totals. This caption also includes the Company's joint venture investments and strategic investments that are not related to the other reportable segments above, including the Company's equity investment in LNR of $205.8 million and $159.8 million, as of December 31, 2012 and 2011, respectively, and the Company's share of equity in earnings from LNR of $60.7 million, $53.9 million and $1.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 6 for further details on the Company's investment in LNR and summarized financial information of LNR.

(2) Includes revenue and real estate expense reclassified to discontinued operations on the Company's Consolidated Statements of Operations.

(3) Includes related amounts reclassified to discontinued operations on the Company's Consolidated Statements of Operations.

(4) General and administrative excludes stock-based compensation expense of $15.3 million, $29.7 million and $19.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(5) The following is a reconciliation of segment profit (loss) to net income (loss) ($ in thousands):

For the Years Ended December 31,	2012	2011	2010
Segment profit (loss)	**$ 9,004**	$ 30,550	$ 422,315
Less: Provision for loan losses	**(81,740)**	(46,412)	(331,487)
Less: Impairment of assets	**(36,354)**	(22,386)	(22,381)
Less: Stock-based compensation expense	**(15,293)**	(29,702)	(19,355)
Less: Depreciation and amortization	**(70,786)**	(63,928)	(70,786)
Less: Income tax (expense) benefit	**(8,445)**	4,719	(7,023)
Add: Gain (loss) on early extinguishment of debt, net	**(37,816)**	101,466	108,923
Net income (loss)	**$(241,430)**	$ (25,693)	$ 80,206

Note 16 – Quarterly Financial Information (Unaudited)

The following table sets forth the selected quarterly financial data for the Company ($ in thousands, except per share amounts).

For the Quarters Ended	December 31,	September 30,	June 30,	March 31,
2012[1]:				
Revenue	$ 93,713	$ 95,159	$108,647	$102,953
Net income (loss)	$(79,948)	$(64,306)	$ (51,129)	$ (46,048)
Earnings per common share data:				
Net income (loss) attributable to iStar Financial Inc.	$(87,424)	$(71,784)	$ (58,996)	$ (54,792)
Basic earnings per share	$ (1.04)	$ (0.86)	$ (0.70)	$ (0.66)
Diluted earnings per share	$ (1.04)	$ (0.86)	$ (0.70)	$ (0.66)
Weighted average number of common shares – basic	83,674	83,629	84,113	83,556
Weighted average number of common shares – diluted	83,674	83,629	84,113	83,556
Earnings per HPU share data:				
Net income (loss) attributable to iStar Financial Inc.	$ (2,966)	$ (2,436)	$ (1,991)	$ (1,861)
Basic earnings per share	$(197.73)	$(162.40)	$ (132.73)	$ (124.07)
Diluted earnings per share	$(197.73)	$(162.40)	$ (132.73)	$ (124.07)
Weighted average number of HPU shares – basic and diluted	15	15	15	15
2011[2]:				
Revenue	$104,731	$105,841	$ 136,610	$ 117,887
Net income (loss)	$ (28,915)	$ (54,661)	$ (26,020)	$ 83,902
Earnings per common share data:				
Net income (loss) attributable to iStar Financial Inc.	$ (35,202)	$ (62,231)	$ (35,525)	$ 67,420
Basic earnings per share	$ (0.43)	$ (0.71)	$ (0.38)	$ 0.73
Diluted earnings per share	$ (0.43)	$ (0.71)	$ (0.38)	$ 0.71
Weighted average number of common shares – basic	81,769	87,951	92,621	92,458
Weighted average number of common shares – diluted	81,769	87,951	92,621	94,609
Earnings per HPU share data:				
Net income (loss) attributable to iStar Financial Inc.	$ (1,222)	$ (2,008)	$ (1,089)	$ 2,070
Basic earnings per share	$ (81.47)	$ (133.87)	$ (72.60)	$ 138.00
Diluted earnings per share	$ (81.47)	$ (133.87)	$ (72.60)	$ 135.07
Weighted average number of HPU shares – basic and diluted	15	15	15	15

Explanatory Notes:

(1) During the quarter ended December 31, 2012, the Company recorded a loss on early extinguishment of debt of $31.0 million primarily related to a prepayment penalty on the early repayment of 8.625% Senior Notes, as well as a loss due to the acceleration of unamortized fees and discounts related to the refinancing of the 2011 Secured Credit Facilities (see Note 8). The Company also recorded $27.9 million related to Income from sales of residential property. During the quarter ended March 31, 2012, the Madison Funds recorded a significant gain related to the sale of an investment for which the Company recorded its $13.7 million proportionate share.

(2) During the quarter ended December 31, 2011, the Company sold a substantial portion of its interests in Oak Hill Advisors, L.P. and related entities which resulted in a net gain of $30.3 million (see Note 6). During the quarter ended June 30, 2011, the Company recorded interest income of $26.3 million related to certain non-performing loans that were resolved, including interest not previously recorded due to the loans being on non-accrual status. During the quarter ended March 31, 2011, the Company recorded a gain on early extinguishment of debt of $109.0 million for the redemption of its $312.3 million remaining principal amount of 10% senior secured notes due June 2014.

Note 17 – Subsequent Events

On January 24, 2013, the Company signed a definitive agreement to sell LNR Property LLC, for approximately $220.0 million in net proceeds after closing costs and LNR management incentives. This transaction is expected to close during the second quarter of 2013, subject to customary closing conditions.

On February 11, 2013, the Company entered into a $1.71 billion senior secured credit facility due October 15, 2017 that amends and restates its October 2012 Secured Credit Facility. In connection with the repricing, the Company paid the original lenders a prepayment fee of approximately $17.1 million. The new facility amends the October 2012 Secured Credit Facility by (i) reducing the annual interest rate from LIBOR + 4.50%, with a 1.25% LIBOR floor to LIBOR + 3.50%, with a 1.00% LIBOR floor; and (ii) extending the call protection period for lenders from October 15, 2013 to December 31, 2013. All other terms of the credit facility remained the same.

Performance Graph

The following graph compares the total cumulative shareholder returns on our Common Stock from December 31, 2007 to December 31, 2012 to that of: (1) the Standard & Poor's 500 Index (the "S&P 500"); and (2) the Standard & Poor's 500 Financials Index (the "S&P 500 Financials"). Our prior comparative index, the Russell 1000 Financial Services Index, was discontinued on October 1, 2010.



COMMON STOCK PRICE AND DIVIDENDS (UNAUDITED)

The Company's Common Stock trades on the New York Stock Exchange ("NYSE") under the symbol "SFI." The high and low closing prices per share of Common Stock are set forth below for the periods indicated.

	2012		2011	
Quarter Ended	**High**	**Low**	**High**	**Low**
December 31	**$8.93**	**$7.24**	$ 7.18	$5.09
September 30	**$8.48**	**$6.47**	$ 8.41	$4.61
June 30	**$7.50**	**$5.50**	$ 9.62	$7.35
March 31	**$7.46**	**$5.62**	$10.31	$7.84

On February 22, 2013, the closing sale price of the Common Stock as reported by the NYSE was $10.10. The Company had 2,388 holders of record of Common Stock as of February 22, 2013.

At December 31, 2012, the Company had five series of preferred stock outstanding: 8.000% Series D Preferred Stock, 7.875% Series E Preferred Stock, 7.8% Series F Preferred Stock, 7.65% Series G Preferred Stock and 7.50% Series I Preferred Stock. Each of the Series D, E, F, G and I preferred stock is publicly traded.

Dividends

The Board of Directors has not established any minimum distribution level. In order to maintain its qualification as a REIT, the Company intends to pay dividends to its shareholders that, on an annual basis, will represent at least 90% of its taxable income (which may not necessarily equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gains. The Company has recorded net operating losses and may record net operating losses in the future, which may reduce its taxable income in future periods and lower or eliminate entirely the Company's obligation to pay dividends for such periods in order to maintain its REIT qualification.

Holders of Common Stock, vested High Performance Units and certain unvested restricted stock units and common share equivalents will be entitled to receive distributions if, as and when the Board of Directors authorizes and declares distributions. However, rights to distributions may be subordinated to the rights of holders of preferred stock, when preferred stock is issued and outstanding. In addition, the Company's Secured Credit Facilities (seeNote 8 of the Notes to Consolidated Financial Statements) permit the Company to distribute 100% of its REIT taxable income on an annual basis, for so long as the Company maintains its qualification as a REIT. The Secured Credit Facilities generally restrict the Company from paying any common dividends if it ceases to qualify as a REIT. In any liquidation, dissolution or winding up of the Company, each outstanding share of Common Stock and HPU share equivalent will entitle its holder to a proportionate share of the assets that remain after the Company pays its liabilities and any preferential distributions owed to preferred shareholders.

The Company did not declare or pay dividends on its Common Stock for the years ended December 31, 2012 and 2011. The Company declared and paid dividends of $8.0 million, $11.0 million, $7.8 million, $6.1 million and $9.4 million on its Series D, E, F, G and I preferred stock, respectively, for each of the years ended December 31, 2012 and 2011, all of which qualified as return of capital for tax reporting purposes. There are no dividend arrearages on any of the preferred shares currently outstanding.

Distributions to shareholders will generally be taxable as ordinary income, although all or a portion of such distributions may be designated by the Company as capital gain or may constitute a tax-free return of capital. The Company annually furnishes to each of its shareholders a statement setting forth the distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital.

No assurance can be given as to the amounts or timing of future distributions, as such distributions are subject to the Company's taxable income after giving effect to its net operating loss carryforwards, financial condition, capital requirements, debt covenants, any change in the Company's intention to maintain its REIT qualification and such other factors as the Company's Board of Directors deems relevant. The Company may elect to satisfy some of its 2012 REIT distribution requirements, if any, through qualifying stock dividends.

DIRECTORS AND OFFICERS

DIRECTORS

Jay Sugarman
Chairman & Chief Executive Officer,
iStar Financial Inc.

Robert W. Holman, Jr. (2) (3) (4)
Chairman & Chief Executive Officer,
National Warehouse
Investment Company

Robin Josephs (1) (2) (4)
Lead Independent Director,
iStar Financial Inc.

John G. McDonald (2) (4)
Stanford Investors Professor,
Stanford University Graduate School
of Business

George R. Puskar (1) (3)
Former Chairman &
Chief Executive Officer,
Equitable Real Estate
Investment Management

Dale Anne Reiss (1) (3)
Senior Consultant,
Global Real Estate Center
Global & Americas
Director of Real Estate,
Ernst & Young, LLP (Retired)

Barry W. Ridings (1) (2)
Vice Chairman of
US Investment Banking
Lazard Freres & Co. LLC

(1) Audit Committee
(2) Compensation Committee
(3) Asset Management & Investment Committee
(4) Nominating & Governance Committee

EXECUTIVE OFFICERS

Jay Sugarman
Chairman &
Chief Executive Officer

Nina B. Matis
Executive Vice President,
Chief Legal Officer &
Chief Investment Officer

David M. DiStaso
Chief Financial Officer

EXECUTIVE VICE PRESIDENTS

Chase S. Curtis Jr.
Credit

Karl Frey
iStar Land Co.

Barclay Jones III
Investments

Michelle MacKay
Investments/Head of
Capital Markets

Steve Magee
iStar Land Co.

Barbara Rubin
iStar Asset Services, Inc.

Vernon B. Schwartz
Investments

CORPORATE INFORMATION

HEADQUARTERS

1114 Avenue of the Americas
New York, NY 10036
Tel: 212.930.9400
Fax: 212.930.9494

REGIONAL OFFICES

3480 Preston Ridge Road
Suite 575
Alpharetta, GA 30005
Tel: 678.297.0100
Fax: 678.297.0101

525 West Monroe Street
Suite 1900
Chicago, IL 60661
Tel: 312.577.8549
Fax: 312.612.4162

One Galleria Tower
13355 Noel Road
Suite 900
Dallas, TX 75240
Tel: 972.506.3131
Fax: 972.501.0078

1501 E. Orangethorpe Avenue
Suite 200
Fullerton, CA 92831
Tel: 714.961.4700
Fax: 714.961.4701

180 Glastonbury Boulevard
Suite 201
Glastonbury, CT 06033
Tel: 860.815.5900
Fax: 860.815.5901

1777 Ala Moana Boulevard
Suite 226
Honolulu, HI 96815
Tel: 212.405.4537
Fax: 808.944.6322

One Sansome Street
30th Floor
San Francisco, CA 94104
Tel: 415.391.4300
Fax: 415.391.6259

10960 Wilshire Boulevard
Suite 1260
Los Angeles, CA 90024
Tel: 310.315.7019
Fax: 310.315.7017

EMPLOYEES

As of March 14, 2013, the Company had 167 employees.

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
New York, NY

REGISTRAR AND TRANSFER AGENT

Computershare Trust
Company, NA
P.O. Box 43078
Providence, RI 02940-3078
Tel: 800.756.8200

www.computershare.com

ANNUAL MEETING OF SHAREHOLDERS

May 21, 2013, 9:00 a.m. ET
Sofitel Hotel of New York City
45 West 44th Street
New York, NY 10036

INVESTOR INFORMATION SERVICES

iStar Financial is a listed company on the New York Stock Exchange and is traded under the ticker "SFI." The Company has filed all required Annual Chief Executive Officer Certifications with the NYSE. In addition, the Company has filed with the SEC the certifications of the Chief Executive Officer and Chief Financial Officer required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to our most recently filed Annual Report on Form 10-K. For help with questions about the Company, or to receive additional corporate information, please contact:

INVESTOR RELATIONS

Jason Fooks
Vice President
Investor Relations & Marketing
1114 Avenue of the Americas
New York, NY 10036
Tel: 212.930.9484

Email:
investors@istarfinancial.com

iStar Financial Website:
www.istarfinancial.com

www.addison.com

iSTAR | FINANCIAL
Return on Ideas®